
05002384

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

24-10104


SEC MAIL PROCESSING
RECEIVED
FEB 10 2005
WASH, D.C. 213 SECTION

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

SOUTH POINTE FINANCIAL CORPORATION
(Exact Name of Issuer as Specified in Charter)

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

925 West Main, Carbondale, Illinois 62901, (618) 549-9904
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Issuer's Principal Executive Offices)

Olie L. Musgrave
925 West Main
Carbondale, Illinois 62901
(618) 549-9904

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)


PROCESSED
FEB 10 2005
THOMSON
FINANCIAL

Copies to:
John K. Pruellage, Esq.
Lewis, Rice & Fingersh, L.C.
500 North Broadway
St. Louis, Missouri 63102
(314) 444-7600

6022
(Primary Standard Industrial Classification Code Number)

37-133-2637
(I.R.S. Employer Identification No.)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I
NOTIFICATION

Item 1. Significant Parties

The following lists the full names and business and residential addresses, as applicable, for the following persons:

(a) The issuer's directors:

Name	Business Address	Residential Address
James H. Byassee	521 West Main Street Marion, Illinois 62959	802 Gregory Avenue Marion, Illinois 62959
Jeff Diederich	506 West Main Street Carbondale, Illinois 62901	1506 Baltusrol Marion, Illinois 62595
Donald H. McNail	7650 Highway 13 West Harrisburg, Illinois 62946	7650 Highway 13 West Harrisburg, Illinois 62946
Virgil H. Motsinger	220 Barrett Lane Harrisburg, Illinois 62946	220 Barrett Lane Harrisburg, Illinois 62946
Olie L. Musgrave	925 West Main Carbondale, Illinois 62901	418 E. Reichert Drive Marion, Illinois 62905
Donald O'Neal	1010 Ozark Road Ozark, Illinois 62972	1010 Ozark Road Ozark, Illinois 62972
Robert J. Parks	4114C Water Tower Mount Vernon, Illinois 62864	Rt. #2 P.O. Box 173 Mount Vernon, Illinois 62864
James E. Redden	1705 Melmar Drive Marion, Illinois 62959	1705 Melmar Drive Marion, Illinois 62959
Thomas J. Throgmorton	Rt. #3, Box 253 Carbondale, Illinois 62901	Rt. #3, Box 253 Carbondale, Illinois 62901

(b) The issuer's officers:

Name	Business Address	Residential Address
Olie L. Musgrave	925 West Main Carbondale, Illinois 62901	418 E. Reichert Drive Marion, Illinois 62905
Randall Forby	925 West Main Carbondale, Illinois 62901	10975 North Royal Court Mount Vernon, Illinois 62864
Sue Congiardo	925 West Main Carbondale, Illinois 62901	165 Maes Road Murphysboro, IL 62966
Travis Clem	925 West Main Carbondale, Illinois 62901	20957 Shawneetown Road Thompsonville, IL

(c) The issuer's general partners: Not applicable

(d) Record owners of five percent or more of any class of the issuer's equity securities:

Name	Business Address	Residential Address
James H. Byassee	521 West Main Street Marion, Illinois 62959	802 Gregory Avenue Marion, Illinois 62959
Robert E. Hawkins	Rt. #1, Box 427A Carbondale, Illinois 62901	Rt. #1, Box 427A Carbondale, Illinois 62901
Donald H. McNail	7650 Highway 13 West Harrisburg, Illinois 62946	7650 Highway 13 West Harrisburg, Illinois 62946
Olie L. Musgrave	925 West Main Carbondale, Illinois 62901	418 E. Reichert Drive Marion, Illinois 62905
Robert J. Parks	4114C Water Tower Mount Vernon, Illinois 62864	Rt. #2 P.O. Box 173 Mount Vernon, Illinois 62864
James E. Redden	1705 Melmar Drive Marion, Illinois 62959	1705 Melmar Drive Marion, Illinois 62959
Thomas J. Throgmorton	Rt. #3, Box 253 Carbondale, Illinois 62901	Rt. #3, Box 253 Carbondale, Illinois 62901

(e) Beneficial owners of five percent or more of any class of the issuer's equity securities:

Name	Business Address	Residential Address
James H. Byassee	521 West Main Street Marion, Illinois 62959	802 Gregory Avenue Marion, Illinois 62959
Robert E. Hawkins	Rt. #1, Box 427A Carbondale, Illinois 62901	Rt. #1, Box 427A Carbondale, Illinois 62901
Donald H. McNail	7650 Highway 13 West Harrisburg, Illinois 62946	7650 Highway 13 West Harrisburg, Illinois 62946
Olie L. Musgrave	925 West Main Carbondale, Illinois 62901	418 E. Reichert Drive Marion, Illinois 62905
Robert J. Parks	4114C Water Tower Mount Vernon, Illinois 62864	Rt. #2 P.O. Box 173 Mount Vernon, Illinois 62864
James E. Redden	1705 Melmar Drive Marion, Illinois 62959	1705 Melmar Drive Marion, Illinois 62959
Thomas J. Throgmorton	Rt. #3, Box 253 Carbondale, Illinois 62901	Rt. #3, Box 253 Carbondale, Illinois 62901

(f) Promoters of the issuer: None

(g) Affiliates of the issuer (other than as listed under (a) – (c) above):

Name	Address
South Pointe Bank	925 West Main Carbondale, Illinois 62901.

(h) Counsel to the issuer with respect to the proposed offering:

John K. Pruellage, Esq.
Lewis, Rice & Fingersh, L.C.
500 N. Broadway, Suite 2000
St. Louis, Missouri 63102

(i) Each underwriter with respect to the proposed offering: Not applicable.

(j) The underwriter's directors: Not applicable.

(k) The underwriter's officers: Not applicable.

(l) The underwriter's general partners: Not applicable.

(m) Counsel to the underwriter: Not applicable.

Item 2. Application of Rule 262.

None of the persons identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

Item 3. Affiliate Sales.

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

Item 4. Jurisdictions in Which Securities Are to be Offered.

(a) The securities will be not be offered by underwriters, dealers or brokers.

(b) The securities will be offered by Olie L. Musgrave, the President, Chief Executive Officer and Chief Financial Officer of the issuer, and the other directors and officers of the issuer, by direct communications with interested investors who reside in the State of Illinois and the State of Kentucky.

Item 5. Unregistered Securities Issued or Sold Within One Year.

(a) The issuer issued shares of its common stock upon the exercise of options as follows:

Issuer	Title and Amount of Securities Issued	Offering Price	Persons to Whom the Securities Were Issued
South Pointe Financial Corporation	500 shares of common stock	$14.00 per share (exercise price of option)	D. Dean Browning
South Pointe Financial Corporation	200 shares of common stock	$14.00 per share (exercise price of option)	Sue Congiardo and Mark Congiardo
South Pointe Financial Corporation	100 shares of common stock	$14.00 per share (exercise price of option)	Sue Congiardo and Jared Congiardo
South Pointe Financial Corporation	100 shares of common stock	$14.00 per share (exercise price of option)	Sue Congiardo and Grant Congiardo
South Pointe Financial Corporation	200 shares of common stock	$14.00 per share (exercise price of option)	Judy Colombo and Robert Colombo
South Pointe Financial Corporation	200 shares of common stock	$14.00 per share (exercise price of option)	Phyllis Wallace and Robert Wallace
South Pointe Financial Corporation	200 shares of common stock	$14.00 per share (exercise price of option)	Kathy Storey and Donald Storey
South Pointe Financial Corporation	200 shares of common stock	$14.00 per share (exercise price of option)	Kimberly Webb and Jay Webb

(b) Not applicable.

(c) The issuer relied upon the exemption set forth in Rule 701 in issuing the stock upon the exercise of options granted under the issuer's written stock option plan.

Item 6. Other Present or Proposed Offerings.

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

Item 7. Marketing Arrangements.

(a) Neither the issuer nor any person named in response to Item 1 above knows of any arrangements made for any of the following purposes:

1. To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

2. To stabilize the market for any of the securities to be offered;

3. For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of his or her participation.

(b) Not applicable; no underwriters will participate in the offering of securities covered by this Form 1-A.

Item 8. Relationship with Issuer of Experts Named in Offering Statement.

No expert named in this offering statement as having prepared or certified any part hereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

Item 9. Use of a Solicitation of Interest Document.

No written document or broadcast script authorized by Rule 254 was used prior to the filing of this notification.

PART II - OFFERING CIRCULAR

OFFERING CIRCULAR

SOUTH POINTE FINANCIAL CORPORATION

925 West Main
Carbondale, Illinois 62901
(618) 549-9904

181,818 shares common stock $22.00 per share	**45,454 shares series B preferred stock $22.00 per share**

South Pointe Financial Corporation, a Delaware corporation, is offering for sale (1) 181,818 shares of its common stock at a purchase price of $22.00 per share and (2) 45,454 shares of its series B preferred stock at a purchase price of $22.00 per share. The minimum required subscription is 909 shares of common stock ($19,998) or 909 shares of series B preferred stock ($19,998), and the maximum permitted subscription is 22,727 shares of common stock ($499,994) or 20,000 shares of series B preferred stock ($440,000) and 2,727 shares of common stock ($59,994), although we may waive these amounts in our sole discretion.

Initially, we are (1) offering 113,636 shares of common stock to our current stockholders, (2) offering the remaining 68,182 shares of common stock to non-current stockholders and (3) offering our series B preferred stock to persons in the Paducah, Kentucky area. If we are unable to meet this allocation schedule, we will offer the shares to any interested purchaser on a "first-come, first-served" basis.

With the proceeds from this offering, we intend to organize South Pointe Bank of Kentucky, a Kentucky state bank to be located in Paducah, Kentucky. If we are successful in organizing South Pointe Bank of Kentucky, we will have two subsidiaries, South Pointe Bank, with southern Illinois as its primary market area, and South Pointe Bank of Kentucky, with Paducah, Kentucky and surrounding counties in Kentucky and southern Illinois as its primary market area.

We will place all accepted subscriptions in escrow until (1) the Kentucky Office of Financial Institutions decides to grant a charter to South Pointe Bank of Kentucky, (2) the FDIC decides to issue deposit insurance to South Pointe Bank of Kentucky, (3) the Federal Reserve decides to approve our ownership of South Pointe Bank of Kentucky, (4) we accept subscriptions for at least $4,700,000 and (5) we decide to close the offering. We will refund all accepted subscriptions if all five conditions are not satisfied by December 31, 2005.

Investing in our stock involves significant risks. Before buying any shares of our stock you should read the discussion of the risks of investing in our stock in the "Risk Factors" section beginning on page 6.

	Price to Public	Underwriting Discounts and Commissions*	Proceeds to Us**
Per share of common stock	$22.00	—	$3,999,996
Per share of series B preferred stock	$22.00	—	$ 999,988
Total minimum	$22.00	—	$4,700,000
Total maximum	$22.00	—	$4,999,984

* No underwriter is involved in this offering. Our officers and directors and officers and directors of South Pointe Bank will sell the shares offered and will not receive commissions in connection with the sale but will be reimbursed for expenses actually and reasonably incurred.

** Before deducting expenses related to this offering, which we estimate at $_______.

We reserve the right to reject subscriptions in whole or in part. The offering will begin on the date of this Offering Circular and continue until __________, 2005 unless we extend or shorten the offering period.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other selling literature. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered hereunder are exempt from registration.

The date of this Offering Circular is ____________, 2005.

These securities have not been approved or disapproved by the Secretary of State of Illinois or the State of Illinois nor has the Secretary of State of Illinois or the State of Illinois passed upon the accuracy or adequacy of this Offering Circular. Any representation to the contrary is a criminal offense.

These securities have not been approved or disapproved by the Secretary of State of Kentucky or the State of Kentucky nor has the Secretary of State of Kentucky or the State of Kentucky passed upon the accuracy or adequacy of this Offering Circular. Any representation to the contrary is a criminal offense.

The securities offered are not savings accounts or deposits and are not insured by the federal deposit insurance corporation or any other governmental agency or otherwise.

No statement contained in this Offering Circular modifies, supplements or construes in any way the provisions of any of the documents referred to herein. Any statement made in this Offering Circular with respect to any such document is qualified by reference to the text of that document.

No person has been authorized to give any information or to make any representations other than those contained in this Offering Circular, and, if given or made, such information or representations must not be relied upon as having been authorized by us.

As a prospective purchaser, you agree by accepting delivery of this Offering Circular to keep strictly confidential at all times and under all circumstances the information contained in this Offering Circular, except as otherwise required by law.

This Offering Circular and the information contained herein is confidential and proprietary in nature. Distribution of this Offering Circular in whole or in part or the divulgence of any of its contents to anyone other than to your advisor is unauthorized.

We have provided financial information contained herein to assist in an evaluation of the merits and risks associated with an investment in our stock. The financial information contained herein should not be relied upon as an accurate representation of our future results.

The information contained in this Offering Circular is current only as of its date. Neither the delivery of this Offering Circular nor any offer or sale of stock implies that our affairs have continued without change since the date of this Offering Circular.

You are not to construe the contents of this Offering Circular or any prior or subsequent communications from any of our representatives as investment, legal or tax advice. You should consult your own counsel, accountant or other professional advisors as to legal, tax and other related matters concerning your investment.

We have filed with the Securities and Exchange Commission an Offering Statement on Form 1-A under Regulation A of the rules and regulations under the Securities Act of 1933 in connection with the shares we are offering. This Offering Circular omits certain information contained in the Offering Statement and reference is hereby made to the Offering Statement and exhibits thereto for further information about us and our shares. The Offering Statement may be inspected, without charge, at the Commission's regional office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the Offering Statement may be obtained from the Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, DC 20549 upon payment of the prescribed fees.

Table of Contents

SUMMARY 1

RISK FACTORS 6

PLAN OF DISTRIBUTION 12

- Shares Offered 12
- Minimum and Maximum Subscription 12
- Subscription Preference 12
- Other Terms and Conditions 12
- Selling Efforts 12
- Subscription Procedures 12
- Subscription Deadline 13
- Acceptance or Rejection of Subscription 13
- Escrow 13

USE OF PROCEEDS 14

CAPITALIZATION 14

DILUTION 15

OUR BUSINESS AND PROPERTIES 16

- General 16
- South Pointe Bank 16
- South Pointe Bank of Kentucky 16
- South Pointe Bank Business 16
- South Pointe Bank of Kentucky Business 17
- South Pointe Bank Premises 17
- South Pointe Bank of Kentucky Premises 18
- Employees 18
- South Pointe Bank Market Area 18
- South Pointe Bank of Kentucky Market Area 19

DESCRIPTION OF OUR CAPITAL STOCK 20

- General 20
- Common Stock 20
- Series B Preferred Stock 21

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS 21

OUR MANAGEMENT 22

- Directors and Executive Officers 22
- Management Compensation 23
- Stock Incentive Plan 23
- Other Options 24
- Musgrave Employment Agreement 25
- Clem Employment Agreement 25

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS 26

SUPERVISION AND REGULATION 27

- Recent Legislation 27
- Bank Holding Company Regulation 29
- Bank Regulation 31

MANAGEMENT AND SECURITY HOLDER RELATIONSHIPS AND TRANSACTIONS 32

LEGAL MATTERS 33

FORWARD-LOOKING STATEMENTS 33

INDEX TO FINANCIAL INFORMATION 34

SUMMARY

The following information summarizes information contained elsewhere in this Offering Circular and is qualified in its entirety by reference to the more complete information.

South Pointe Financial Corporation

We are the bank holding company for South Pointe Bank. As of September 30, 2004, we had approximately $195.9 million in total assets, $114.5 million in net loans, $154.5 million in total deposits and $11.8 million in stockholders' equity. Our main office is located at 925 West Main, Carbondale, Illinois 62901, and our telephone number is (618) 549-9904.

Our principal business is the ownership and operation of South Pointe Bank, which is our only subsidiary unless and until South Pointe Bank of Kentucky receives a charter and commences operations.

South Pointe Bank

South Pointe Bank is an Illinois state bank that conducts a full-service commercial banking business with southern Illinois as its primary market area.

South Pointe Bank has its main office in Carbondale, Illinois and six branch locations, two in Marion, Illinois, one in Mount Vernon, Illinois, one in Johnston City, Illinois, one in Benton, Illinois and one in Carbondale, Illinois. South Point Bank also has a loan production facility in Paducah, Kentucky.

South Pointe Bank of Kentucky

We are in the process of organizing South Pointe Bank of Kentucky as a Kentucky state bank to be located in Paducah, Kentucky to serve the Paducah market. We believe that the Paducah market offers an attractive location for our banking franchise to expand.

We filed our charter application with the Kentucky Office of Financial Institutions on _____________, 2005 and filed our application for deposit insurance with the FDIC on ____________, 2005. We currently anticipate that we will file an application for approval from the Federal Reserve Bank on or about __________________, 2005.

The main office of South Pointe Bank of Kentucky will be located in Paducah, Kentucky in a two-story building at 1179 Lone Oak Road near Interstate Highway 24 .

Common Stock Offering

common stock offered	181,818 shares
minimum required subscription	909 shares ($19,998); if you purchase the minimum number of shares of common stock you do not need to purchase any additional shares of series B preferred stock to participate in the offering
maximum permitted subscription	22,727 shares ($499,994); you may not purchase more than 22,727 shares of common stock and series B preferred stock combined
offering price	$22.00 per share
common stock to be outstanding after the offering	861,573 shares (assuming all shares offered are sold and all outstanding stock options are exercised)

common stock to be outstanding after mandatory conversion of series B preferred stock	918,390 shares (assuming all shares offered are sold and all outstanding stock options are exercised and all shares of series B preferred stock sold in this offering are converted into 1.25 shares of common stock)
dividend policy	we paid dividends of $0.18 per share on our common stock in 2004 we cannot assure you that we will pay any dividends on our common stock in the future
subscription preference	initially, we are offering 113,636 shares of our common stock to our current stockholders and the remaining 68,182 shares to non-current stockholders; in the event we are unable to sell the common stock as desired we will sell the shares to any purchaser on a "first-come, first-served" basis
anticipated proceeds	we expect the maximum net proceeds from the common stock offering to be $3,999,996 before estimated offering expenses (assuming all shares offered are sold)
use of proceeds	we will use all of the proceeds to capitalize South Pointe Bank of Kentucky

Series B Preferred Stock Offering

series B preferred stock offered	45,454 shares (which is the maximum number of shares of series B preferred stock we are authorized to issue)
minimum required subscription	909 shares ($19,998); if you purchase the minimum number of shares of series B preferred stock you do not need to purchase any additional shares of common stock to participate in the offering
maximum permitted subscription	20,000 shares ($440,000); you may not purchase more than 22,727 shares of common stock and series B preferred stock combined
offering price	$22.00 per share
series B preferred stock to be outstanding after the offering	45,454 shares (assuming all shares offered are sold)
dividend rights	no dividends will be paid on the series B preferred stock
redemption rights	we do not have the right to redeem the series B preferred stock
conversion rights	each share of series B preferred stock will, without any action required to be taken by the holder thereof, be converted into a number of shares of our common stock on the date that is

	two years from the date South Pointe Bank of Kentucky begins to accept deposits; if on the conversion date South Pointe Bank of Kentucky has deposits of $22 million or more as determined by our board of directors each share of series B preferred stock will be converted into 1.25 shares of our common stock; if on the conversion date South Pointe Bank of Kentucky has deposits of less than $22 million as determined by our board of directors each share of series B preferred stock will be converted into one share of our common stock
voting rights	the shares of series B preferred stock do not have the right to vote except as required by law
information rights	each holder of series B preferred stock is entitled to notice of any meeting of our stockholders in accordance with our bylaws and to receive the same financial information that we send the holders of our common stock
liquidation rights	upon our dissolution, liquidation or winding up the holders of the series B preferred stock will be entitled to receive an amount in cash or property equal to $22.00 per share and no more before any amount is paid to holders of common stock
subscription preference	initially, we are offering our series B preferred stock only to individuals who reside in the Paducah, Kentucky area; in the event we are unable to sell all of the shares of series B preferred stock to individuals in the Paducah, Kentucky area we will sell shares of our series B preferred stock to any purchaser on a "first-come, first-served" basis
anticipated proceeds	we expect the maximum net proceeds from the series B preferred stock offering to be $999,998 before estimated offering expenses (assuming all shares offered are sold)
use of proceeds	we will use all of the proceeds to capitalize South Pointe Bank of Kentucky

Subscription Procedure

In the event you desire to purchase shares, complete the attached subscription letter and return it, together with full payment, to South Pointe Financial Corporation, 925 West Main, Carbondale, Illinois 62901, Attention: Mr. Olie L. Musgrave, President.

In the event we accept all or part of your subscription, we will send to you a written confirmation notifying you of the extent to which we have accepted your subscription. We will then place the payment for your shares in escrow with The Bank of Carbondale, 216 E. Main, Carbondale, Illinois 62903. If we do not accept your subscription, we will return the payment for your shares to you.

Although we may accept your subscription, we will be under no obligation to close the offering and issue stock to you unless we choose to do so in our sole discretion.

We reserve the right to reject subscriptions in whole or in part.

Escrow

We will place and hold all accepted subscriptions in escrow until (1) the Kentucky Office of Financial Institutions decides to grant a charter to South Pointe Bank of Kentucky, (2) the FDIC decides to issue deposit insurance to South Pointe Bank of Kentucky, (3) the Federal Reserve decides to approve our ownership of South Pointe Bank of Kentucky, (4) we accept subscriptions for at least $4,700,000 and (5) we decide to close the offering and issue the shares.

We will refund all accepted subscriptions if all five conditions are not satisfied by December 31, 2005.

Closing of Offering

If we close the offering, we will send to you as soon as reasonably practical certificates for the shares of common stock and/or series B preferred stock that you purchased.

Selected Historical Financial Data

The selected consolidated financial data set forth below is derived from our audited consolidated financial statements as of and for the year ended December 31, 2003 and December 31, 2002 and from our unaudited consolidated financial statements as of and for the nine-month period ended September 30, 2004 and September 30, 2003. You should read the following data in conjunction with our attached consolidated financial statements.

	as of and for the nine-months ended September 30,		as of and for the year ended December 31,	
	2004	2003	2003	2002
Income Statement Data				
Net interest and dividend income	$ 4,487,090	$ 3,789,613	$ 5,017,002	$ 4,527,830
Provision for loan losses	298,205	252,000	412,000	424,000
Net interest and dividend income after provision for loan losses	4,188,885	3,537,613	4,605,002	4,103,830
Total other income	1,148,594	1,398,613	1,887,123	1,335,359
Total other expenses	3,998,862	3,344,293	4,606,553	3,763,855
Income tax expense	307,663	350,000	431,260	389,924
Net income	1,030,954	1,241,933	1,454,312	1,285,410
Dividend Activity				
Dividends paid	$ 0	$ 0	$ 98,311	$ 77,912
Per Share Data				
Earnings per common share	$ 1.57	$ 1.90	$ 2.22	$ 1.98
Book value per common share	$ 18.01	$ 16.15	$ 16.56	$ 15.08
Balance Sheet Data				
Cash and due from banks	$ 3,207,032	$ 3,254,336	$ 3,451,251	$ 4,526,315
Securities available for sale	57,680,937	59,510,675	61,056,771	43,587,073
Net loans	114,495,359	77,097,241	84,661,520	78,353,702
Total assets	195,989,266	161,908,844	168,499,780	144,177,703
Total deposits	154,512,054	133,101,103	135,526,387	121,133,441
Total liabilities	184,151,477	151,322,520	157,642,667	134,387,488
Common stock	668,020	666,320	666,320	657,140
Capital surplus	7,344,397	7,322,297	7,322,297	7,222,878
Retained earnings	4,127,791	2,982,769	3,096,837	1,740,836
Total stockholders' equity	11,837,789	10,586,324	10,857,113	9,790,215
Earnings Ratios				
Return on average total assets	.847%	1.17%	1.08%	1.07%
Return on average common stockholders' equity	10.29%	12.99%	12.14%	12.32%
Asset Quality Ratios				
Allowance for loan losses to loans	1.02%	1.25%	1.13%	1.16%
Nonperforming loans to loans[1]	3.83%	5.10%	5.27%	7.60%

1. Nonperforming loans consist of nonaccrual loans and loans past due 90 days or greater.

RISK FACTORS

Purchasing our stock involves significant risks. In addition to the other information in this Offering Circular, the following risk factors should be considered carefully in evaluating an investment in our stock. Additional risks and uncertainties not currently known to us, or that we currently believe are immaterial, could also harm our business, financial condition or results of operations.

In this section, references to "our" and "we" refer to South Pointe Financial Corporation and South Pointe Bank on a consolidated basis where the context so requires.

We arbitrarily arrived at the purchase price for our stock.

Our board of directors determined the $22.00 per share offering price without advice from or consultation with an investment banker or broker. A price of $22.00 per share may have no relationship to the price at which shares of our stock may be sold or valued by anyone in the future.

Your purchase will be immediately diluted.

At September 30, 2004, our consolidated book value per share was $18.01 ($17.41 on a fully-diluted basis). Because the $22.00 per share offering price exceeds our consolidated book value per share, your purchase will be immediately diluted.

The $22.00 per share purchase price is more than book value per share.

As of September 30, 2004 our consolidated book value per share was $18.01 ($17.41 on a fully-diluted basis). The $22.00 per share purchase price is approximately 1.22 times our consolidated book value per share. Our stock may never have a consolidated book value per share of $22.00.

Our stock is not readily tradable.

There is no market where you can trade our stock. We do not have any plans to attempt to list our shares for trading on The Nasdaq Stock Market or any other market. There is virtually no likelihood that a regular trading market for our shares will develop in the near term, if at all, or that if developed the market would be sustained.

Accordingly, if you need or wish to sell some or all of your stock, you will be able to do so only by private, direct negotiations with third parties. We cannot assure you that a transaction will be available. Even if a transaction is available, we cannot assure you that you will find a purchaser willing to buy your shares on terms and conditions you find satisfactory.

Our stock is generally illiquid. You may have to hold your shares for an indefinite period of time.

Your subscription payment may be held in escrow for a long period of time while we attempt to organize South Pointe Bank of Kentucky.

We do not expect to be able to close this offering before September 30, 2005, if ever. In the meantime, the payment for your shares will be held in escrow. Once held in escrow, the payment for your shares will not earn interest. In addition, once held in escrow, the payment for your shares will be released only (1) if we close the offering and issue to you stock certificates for your shares or (2) if we refund your subscription payment because we cannot or decide not to close the offering or because we otherwise terminate your subscription.

While your payment for shares is held in escrow you might prefer to use the funds for a more attractive investment or for any other matter. You will not have access to or the benefit of your funds held in escrow.

If South Pointe Bank of Kentucky performs well enough that each share of series B preferred stock is converted into 1.25 shares of common stock, your investment in our common stock will be diluted.

Each share of series B preferred stock will be converted into a number of shares of common stock on the date that is two years from the date South Pointe Bank of Kentucky begins to accept deposits. If on the conversion date South Pointe Bank of Kentucky has deposits of $22.0 million or more, each share of series B preferred stock will be converted into 1.25 shares of common stock. If each share of series B preferred stock is converted into 1.25 shares of common stock, your investment in our common stock will be diluted.

Our series B preferred stock does not pay dividends.

Unlike many other types of preferred stock, our series B preferred stock does not pay a dividend. Accordingly, our series B preferred stock does not provide a "fixed return." Our series B preferred stock does not pay a dividend even if we elect to pay a dividend on our common stock. When considering only the payment of dividends, our series B preferred stock may be considered to be an inferior investment to our common stock if we pay dividends on our common stock.

Our stock may be subject to significant price changes.

The value of our stock is volatile. The price of our stock in the future could be subject to significant changes in response to variations in quarterly and yearly operating results, general trends in the banking industry and other factors. The value of your shares could decrease, and you could lose your entire investment.

We may not pay dividends on our common stock.

Until 1999, we did not pay cash dividends on our common stock. Because we may decide to retain earnings, if we have any, to finance continued growth, we cannot provide any assurance that we will pay cash dividends on our common stock in the future.

South Pointe Bank of Kentucky will represent an expansion of our operations into a new market area.

Once South Pointe Bank of Kentucky commences operations, our complete banking franchise will be in the Paducah, Kentucky market for the first time. We cannot provide any assurances that our new bank will be well-received by or successful in the community.

South Pointe Bank of Kentucky is essentially a "start-up" company.

We are in the process of obtaining a charter for South Pointe Bank of Kentucky. If we obtain a charter and are able to open South Pointe Bank of Kentucky for business, South Pointe Bank of Kentucky will be a small, new entrant in an established banking market with substantial competition. We cannot provide any assurances that South Pointe Bank will be able to compete, or even survive, in the Paducah, Kentucky market.

South Pointe Bank of Kentucky may take away resources that might otherwise be available to South Pointe Bank.

As a one bank holding company, South Pointe Financial Corporation and its management were able to devote all of its managerial and financial resources to South Pointe Bank. If and when South Pointe Bank of Kentucky commences operations, South Pointe Financial Corporation will have to share managerial and financial resources among two institutions. We cannot provide any assurances that South Pointe Financial Corporation will be able to allocate managerial, financial and other resources adequately and effectively between South Pointe Bank and South Pointe Bank of Kentucky.

Our success will depend significantly upon general economic conditions in the primary areas in which we are located.

Our success will depend significantly upon general economic conditions in the primary areas in which we are located, which are generally the Illinois counties of Williamson, Jefferson, Franklin, Jackson and Massac and the Kentucky counties of McCracken, Ballard and Livingston, as well as national economic conditions affecting these areas. Any prolonged economic dislocation or recession affecting these areas could cause our non-performing assets to increase thereby causing operating losses, impaired liquidity and a decline in capital. An economic dislocation or recession could result from a variety of causes including natural disasters, a prolonged downturn in the various industries located in the aforementioned Illinois and Kentucky counties or a national recession.

We have certain anti-takeover protections that may reduce the value of our stock.

Our Certificate of Incorporation and Bylaws provide that our board of directors is divided into three staggered classes, with each class of directors serving a three year term and one class being elected each year at the annual stockholders' meeting. In addition, our Certificate of Incorporation provides that a director may be removed only for cause and only by the affirmative vote of not less than 70% of the outstanding shares of stock entitled to vote generally in the election of directors. Finally, our Certificate of Incorporation requires the approval by the holders of at least 75% of our outstanding common stock with respect to certain actions, including mergers, consolidations, the sale or lease of all or substantially all of our assets, certain additional issuances of stock and our voluntary dissolution unless any such transaction is approved by two-thirds of the number of our directors as fixed from time to time as provided in our Certificate of Incorporation. Any one of these provisions might discourage tender offers or other unsolicited takeovers and have the effect of delaying or deterring a change in control of our company that might provide a premium for your shares.

Our future success may depend on our current management.

Our operations greatly depend on the activities of our existing management, including Olie L. Musgrave, our President, Chief Executive Officer and Chief Financial Officer, and Randall Forby, our Executive Vice President. Although we believe that Mr. Musgrave and Mr. Forby are committed to our operations for the foreseeable future, if for any reason they become unable or unwilling to act on our behalf, we cannot provide any assurances that we could find a suitable replacements. If we ever need but are unable to find qualified and experienced successor management, our financial condition and business may be harmed.

We are not able to control those general economic conditions that greatly influence our profitability.

The banking business is affected by general economic conditions, monetary policy, fiscal policy, and political considerations. Conditions such as inflation, recession, unemployment, interest rates, the money supply, currency fluctuations and the level of commodity prices are beyond our control and may harm the banking industry or our operations.

Our operating income and net income depend to a great extent on interest rate differentials (the difference between the income received from loans and investments and the expense paid to obtain deposits and other liabilities). These rates are sensitive to all of the foregoing conditions which are and will be beyond our control, including general economic conditions in our market area and throughout the nation as well as the policies of various governmental and regulatory authorities including the Federal Reserve in particular.

We have outstanding options to acquire our common stock that if exercised will increase the number of shares outstanding.

As of September 30, 2004, we had outstanding options to purchase 22,600 shares of our common stock at a weighted average exercise price of $20.08 per share. We do not have the ability to issue any additional options under our stock incentive plan. In the event that any of these options are exercised, the number of shares of common stock outstanding will increase, thereby diluting the value of your investment.

Your ownership of our stock will be diluted if we issue any new series of preferred stock.

Our board of directors has the authority to issue preferred stock in one or more series and to determine the designations, preferences, limitations and other rights of those shares or any series thereof, including designation and authorized number of shares constituting any series, allocation to capital or surplus, dividend rights, dividend rates, redemption rights, liquidation prices, conversion or exchange rights, sinking fund provisions and voting rights, without further vote or action by our stockholders. Our board's authority to issue a new series of preferred stock may be exercised in a manner which could harm the voting rights of the holders of common stock or deter or hinder any takeover opposed by our management.

We face intense competition.

We face strong competition for deposits, loans and other financial services from numerous institutions in our primary market area.

In southern Illinois and northwestern Kentucky generally, and McCracken County and Paducah in particular, larger commercial banks dominate the banking industry. Many of our competitors have been in business for many years, have established customer bases and have substantially greater resources and lending limits than we do. In addition, most of our competitors have greater capital resources than we do which may allow them to price their services at levels more favorable to customers and provide larger credit facilities than we can. Many of our competitors have numerous branch offices located throughout their extended market areas, which also provides them with a competitive advantage that we do not currently have.

In addition to commercial banks, we also compete for deposit and loan business with other financial institutions, including savings and loan associations and savings banks and non-traditional sources of loan funds such as money market funds, brokerage firms, insurance companies, credit unions and leasing companies. Some of the non-traditional sources are not subject to the same degree of regulation and restriction imposed upon us. We cannot give you any assurance that the competition we face will not harm our financial condition and results of operation or that we will ultimately be able to successfully compete with other financial institutions in our chosen markets.

Our industry is highly regulated.

The banking industry is subject to extensive federal and state regulation. This regulation is intended primarily for the protection of our depositors, not our stockholders, and could harm our operations, including our ability to make loans and attract deposits.

South Pointe Financial Corporation is regulated and supervised by the Federal Reserve. South Pointe Bank is regulated and supervised by the FDIC and the Office of the Illinois Commissioner of Banks and Real Estate. South Pointe Bank of Kentucky will be regulated by the FDIC and the Kentucky Office of Financial Institutions. The burden imposed by federal and state regulations places us at a competitive disadvantage compared to less-regulated competitors such as finance companies, mortgage banking companies and leasing companies and may make us less profitable.

Our loan portfolio is more risky than that of a larger institution because we make many loans to small- and mid-sized businesses.

Our focus on lending to small- to medium-sized businesses may result in a larger concentration of loans to those businesses, which tend to be riskier than larger, more well-established businesses. As a result, we may assume greater lending risks than banks that have a lesser concentration of loans to small- to medium-sized businesses and that tend to make loans to larger companies. We have attempted to, and will continue to attempt to, minimize our credit exposure by carefully monitoring the concentration of our loans within specific industries and by adopting prudent underwriting and lending guidelines and procedures, but we cannot provide any assurance that the monitoring and procedures will reduce lending risks.

Our financial condition will be harmed if we make bad loans.

There are certain risks inherent in making loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers and in the case of collateralized loans risks resulting from uncertainties about the future value of the collateral. The nonpayment of loans, if it occurs, may harm our earnings and overall financial condition as well as the value of our common stock.

Our profitability is subject to interest rate risk.

Our profitability depends to a great extent upon the level of our net interest, which is the difference between interest income earned on loans and investments and the interest expense paid on deposits and other borrowings. Balancing the maturities of our assets in relation to the maturities of our liabilities (gap management) is not an exact science. It involves estimates as to how changes in the general level of interest rates will impact the yields earned on assets and the rates paid on liabilities. Rate changes also can vary depending upon the level of rates and competitive factors.

From time to time, maturities of assets and liabilities are not balanced, and a rapid increase or decrease in interest rates could reduce net interest margins and harm our results of operations. Although we have structured our asset and liability management strategies to mitigate the impact of changes in interest rates, we cannot provide any assurances that we will be successful.

Our lending limits may decrease our profitability.

In general, our per customer legal lending limit will be 25% of our capital and surplus, although an additional 10% of capital and surplus may be available under certain circumstances. Accordingly, the size of loans that we can offer to potential customers is less than the size of loans which our competitors with larger capital bases can offer. Although we may engage in loan participations with other banks for loans in excess of our legal lending limits, we cannot give any assurance that such participations will be available at all or on terms that are favorable to us.

Further, although we expect that our lending limits will increase proportionately with our growth, we cannot provide any assurance that we will be successful in attracting or maintaining customers seeking larger loans.

We may need additional capital.

To support our growth we will require additional capital. We cannot provide any assurance that we will be able to generate or attract added capital. If so, we will not be able to increase our assets, and your investment may not appreciate.

Recent banking reform legislation may lead to us having more competitors.

The Gramm-Leach-Bliley Financial Services Modernization Act of 1999 altered the financial services industry by establishing a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms and other financial service providers. As a result of the legislation, bank holding companies are permitted to engage in a wider variety of financial activities than permitted under prior law particularly with respect to insurance and securities activities.

In addition, in a change from prior law bank holding companies are in a position to be owned, controlled or acquired by any company engaged in financially related activities. To the extent that the new law permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This could result in a growing number of large financial institutions that offer a wider variety of financial services than we intend to offer. This could harm our profitability.

Law or regulations could be changed at any time to our detriment.

Legislation affecting financial institutions is constantly being proposed and may be enacted. Regulations now affecting us may be modified at any time. This additional legislation and regulation, and changes in existing legislation and regulations, will continue to have a significant impact on the banking industry. Although some of the legislative and regulatory changes may benefit us, others may increase our costs of doing business and assist our competitors that are not subject to similar regulation. We cannot provide any assurance that new legislation or regulations or modifications to existing legislation or regulations would not be detrimental to us.

Because of its ownership of approximately 48% of our outstanding common stock, our management effectively has control over us.

Our management and directors own a significant portion of our stock. As result, they may be able to keep their respective positions regardless of our performance, and it is unlikely that any minority shareholder or small group of minority shareholders will be able to replace management if they so desire.

PLAN OF DISTRIBUTION

Shares Offered

We are offering to sell 181,818 shares of common stock at a price of $22.00 per share and 45,454 shares of series B preferred stock at a price of $22.00 per share. We need to raise at least $4,700,000 in this offering in order to have adequate funds to capitalize South Pointe Bank of Kentucky.

Minimum and Maximum Subscription

Subject to waiver in our sole discretion, the minimum required subscription is for 909 shares of common stock or 909 shares of series B preferred stock, and the maximum permitted subscription is for 22,727 shares of common stock or 20,000 shares of series B preferred stock and 2,727 shares of common stock.

Subscription Preference

Initially, we are offering 113,636 shares of our common stock to our current stockholders, and the remaining 68,182 shares of common stock to non-current stockholders. In addition, we are initially offering all 45,454 shares of our series B preferred stock to persons in the Paducah, Kentucky area.

In the event we are unable to allocate our shares of common stock as desired, we will then sell the shares of common stock to any purchaser on a "first-come, first-served" basis. Similarly, in the event we are unable to sell all of our shares of series B preferred stock to persons in the Paducah, Kentucky area, we will sell the shares of series B preferred stock to any purchaser on a "first-come, first-served" basis.

Other Terms and Conditions

The offering is being made subject to the terms and conditions of the subscription letter that accompanies this offering circular.

Selling Efforts

We are offering the shares on a "best efforts" basis. Mr. Olie L. Musgrave, our President, Chief Executive Officer and Chief Financial Officer, Travis Clem, who will be the President and Chief Executive Officer of South Pointe Bank of Kentucky, our other directors and officers and the directors and officers of South Pointe Bank will sell the shares. In selling the shares, they will not receive commissions or other compensation but will be reimbursed for expenses actually and reasonably incurred. We will pay all expenses of the offering.

We have not retained a broker or dealer nor are we under any obligation to purchase any of the shares we are offering. We have not retained the services of an investment banker, underwriter or soliciting agent to assist with selling the shares.

Subscription Procedures

To subscribe for shares of common stock or series B preferred stock, you must complete and submit the following documents to South Pointe Financial Corporation, 925 West Main, Carbondale, Illinois 62901, Attention: Mr. Olie L. Musgrave, President:

- a fully executed and dated subscription letter, and

- a check, draft or money order for the entire purchase price made payable to "South Pointe Financial Corporation."

Subscription Deadline

We must receive all subscriptions no later than _______________, 2005. However, we can act at any time prior to the expiration date (1) to extend the subscription deadline or (2) to shorten the subscription deadline if the offering is fully subscribed.

Acceptance or Rejection of Subscription

We reserve the right to accept or reject any subscriptions in whole or in part in our sole and absolute discretion and to allocate shares among prospective purchasers according to the subscription preference described above. We further reserve the right, prior to the issuance of shares, to cancel any previously accepted subscription as a result of comments received from a regulatory agency or for any other reason.

If we reject all or part of a subscription, we will return to you the funds we received without interest or deduction. We will not accept subscriptions for less than the required minimum or for more than the required maximum unless we choose to do so in our sole discretion. We will not accept a subscription if it is not in proper form or if it is not accompanied by full payment for all shares subscribed.

Within approximately ten business days of our receipt of a subscription letter and payment for the shares subscribed for, we will send by first class mail a written confirmation to notify you of the extent, if any, to which we have accepted your subscription. Upon notifying you of the acceptance of your subscription, we will place the payment for your shares in escrow pending satisfaction of the conditions described below.

Escrow

Upon notifying you of the acceptance of your subscription, we will place the payment for your shares in escrow with The Bank of Carbondale, Carbondale, Illinois. While in escrow, your funds will not earn interest.

Unless we decide to cancel your previously accepted subscription as a result of comments received from a regulatory agency or for any other reason, we will not release funds from escrow and issue the shares unless and until:

- the Kentucky Office of Financial Institutions decides to grant a charter to South Pointe Bank of Kentucky,
- the FDIC decides to issue deposit insurance to South Pointe Bank of Kentucky,
- the Federal Reserve decides to approve our ownership of South Pointe Bank of Kentucky,
- we accept subscriptions for at least $4,700,000, and
- we decide to close the offering.

We will refund all accepted subscriptions if all five conditions are not satisfied by December 31, 2005. We will return your check, draft or money order by first class mail within approximately ten business days of terminating the escrow.

USE OF PROCEEDS

The maximum proceeds from the sale of all shares before deduction of estimated offering expenses is expected to be $4,999,984. The following table illustrates proceeds from various levels of stock sales.

number of shares sold	proceeds from shares sold
175,000 shares of common stock and 38,637 shares of series B preferred stock	$4,700,014 (minimum)
181,818 shares of common stock and 45,454 shares of series B preferred stock	$4,999,984 (maximum)

We will use all of the proceeds received to capitalize South Pointe Bank of Kentucky. We will capitalize South Pointe Bank of Kentucky by purchasing all of its outstanding stock.

We believe that we may need more than $4,700,000 to capitalize South Pointe Bank of Kentucky. If so, we anticipate that we will borrow the remaining funds and contribute the proceeds to South Pointe Bank of Kentucky.

CAPITALIZATION

The following table sets forth (1) our consolidated capitalization at September 30, 2004 and (2) our consolidated capitalization giving effect to the offering (assuming the minimum and maximum amount of funds are raised). The table does not reflect outstanding options or expenses of the offering.

	September 30, 2004		
	actual	as adjusted $4,700,014 raised	as adjusted $4,999,984 raised
Stockholders' Equity:			
common stock, $1.00 par value, 1,000,000 shares authorized, 668,020, 843,020 and 849,838 shares issued	$ 668,020	843,020	849,838
preferred stock, $1.00 per value, 60,000 shares authorized, 0, 38,637 and 45,454 shares issued	0	38,637	45,454
capital surplus	7,344,397	11,830,774	12,117,109
treasury stock, 10,865 shares at cost	(176,385)	(176,385)	(176,385)
accum. other comprehensive income	(126,034)	(126,034)	(126,034)
retained earnings	4,127,791	4,127,791	4,127,791
total stockholders' equity	11,837,789	16,537,803	16,837,773
Capital Ratios:			
stockholders' equity to assets	6.04%	8.24%	8.38%
tier 1 capital to risk-weighted assets	12.80%	16.54%	16.80%

DILUTION

At September 30, 2004 we had a consolidated book value of $18.01 per share ($17.41 per share on a fully-diluted basis assuming the exercise of all options then outstanding). Consolidated book value per share represents the amount of our stockholders' equity divided by the number of shares of common stock outstanding. Dilution per share represents the difference between the amount per share paid by purchasers of shares of our common stock and series B preferred stock in the offering and the pro forma consolidated book value per share of common stock immediately after completion of the offering (assuming that each share of series B preferred stock will be converted into 1.25 shares of common stock upon conversion).

Purchasers of stock in the offering will incur dilution with respect to the shares they purchase because the $22.00 offering price exceeds our consolidated book value per share.

The following table illustrates the per share dilution purchasers in the offering will experience, based on our consolidated book value per share at September 30, 2004, assuming the sale of 181,818 shares of common stock and 45,454 shares of series B preferred stock (which is the maximum number of shares we can sell in this offering) and assuming the sale of 175,000 shares of common stock and 38,637 shares of series B preferred stock (which will provide us with the $4,700,014 minimum we need to raise in order to complete the offering). The numbers reflected in the following table are presented on a fully-diluted basis assuming all options had been exercised and do not reflect the expenses of the offering.

	175,000 common shares and 38,637 series B preferred shares	**181,818 common shares and 45,454 series B preferred shares**
offering price	$22.00	$22.00
consolidated book value per share at September 30, 2004[1]	$18.01	$18.01
consolidated book value per share after the offering	$18.31[2]	$18.33[3]
increase in consolidated book value per share due to cash payments received in the offering	$0.30	$0.32
immediate dilution per share from the offering price which will be absorbed by purchasers in the offering	$3.69	$3.67

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1. At September 30, 2004 we had outstanding 657,155 shares of common stock and options to purchase 22,600 shares of common stock.

2. Assumes that after the offering we have outstanding 832,155 shares of common shares, options to purchase 22,600 shares of common stock and 38,637 shares of series B preferred stock convertible into 48,296 shares of common stock.

3. Assumes that after the offering we have outstanding 838,973 shares of common stock, options to purchase 22,600 shares of common stock and 45,454 shares of series B preferred stock convertible into 56,817 shares of common stock.

OUR BUSINESS AND PROPERTIES

General

We are a Delaware corporation organized on August 11, 1994 for the purpose of serving as a bank holding company for South Pointe Bank. South Pointe Bank received its charter on April 21, 1995 and opened for business on May 12, 1995. We own 100% of the issued and outstanding capital stock of South Pointe Bank.

At September 30, 2004, we had total assets of approximately $195.9 million, total net loans of approximately $114.5 million, total deposits of approximately $154.5 million and stockholders' equity of approximately $11.8 million.

South Pointe Bank

South Pointe Bank, which is currently our only subsidiary, is headquartered in Carbondale, Illinois and provides general banking services to the public in the form of consumer and business deposit accounts and loans. South Pointe Bank currently conducts its operations through its main office in Carbondale, Illinois, its two branch offices located in Marion, Illinois, its branch office in Mount Vernon, Illinois, its branch office in Johnston City, Illinois, its branch office in Benton, Illinois, its two branch offices in Carbondale, Illinois and a loan production facility in Paducah, Kentucky

South Pointe Bank of Kentucky

We are currently organizing South Pointe Bank of Kentucky. South Pointe Bank of Kentucky will be a Kentucky state bank. If successfully organized, we will own 100% of the issued and outstanding capital stock of South Pointe Bank of Kentucky. South Pointe Bank of Kentucky will have its main office in Paducah, Kentucky.

South Pointe Bank Business

South Pointe Bank operates as an independent community bank, serving the commercial banking and related needs of individuals, small- and medium-sized businesses, professional organizations and governmental and public entities located in its market area by emphasizing what management believes to be personalized and responsive services and providing a range of commercial and consumer banking services. South Pointe Bank offers a broad range of deposit services, including checking accounts, NOW accounts, savings and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit.

South Pointe Bank attempts to tailor its transaction accounts and time certificates to the principal market area at rates competitive with those offered in the area. All deposit accounts are insured by the FDIC up to the maximum amount permitted by law. South Pointe Bank solicits these accounts from individuals, businesses, organizations and government authorities.

South Pointe Bank also offers a range of short- to intermediate-term commercial and personal loans and fixed- and adjustable-rate mortgage loans. South Pointe Bank makes personal loans directly to individuals for various purposes, including purchases of automobiles, mobile homes, boats and other recreational vehicles, home improvements, education and personal investments. South Pointe Bank makes commercial loans primarily to small- and medium-sized businesses. These loans may be secured or unsecured and are available for general operating purposes, acquisition of fixed assets (including real estate), purchases of equipment and machinery, financing of inventory and accounts receivable, as well as any other purpose considered appropriate.

South Pointe Bank's Board of Directors has established a maximum lending authority for each of South Pointe Bank's loan officers. Any loan request that exceeds a loan officer's maximum lending authority must be approved by a senior officer before such loan can be issued. In addition, South Pointe Bank's Board of Directors has established a loan committee to review requests for loans that exceed a senior officer's maximum lending authority.

South Pointe Bank of Kentucky Business

We intend to operate South Pointe Bank of Kentucky just as we operate South Pointe Bank—as an independent community bank, serving the commercial banking and related needs of individuals, small- and medium-sized businesses, professional organizations and governmental and public entities located in its market area by emphasizing what management believes to be personalized and responsive services and providing a range of commercial and consumer banking services.

The vast majority of loans will be made within South Pointe Bank of Kentucky's designated market; however, occasionally loans will be made to clients or their businesses who reside within the market area but whose collateral is located outside the market area. These loans will have received the prior approval of South Pointe Bank of Kentucky's Loan Committee, and if greater than $750,000, the Board of Directors.

Retail deposit products to be offered will include checking accounts, NOW accounts, tiered money market accounts, savings accounts and certificates of deposit. Commercial deposit products will include commercial checking accounts, commercial money market accounts, commercial certificates of deposits and small business accounts.

South Pointe Bank of Kentucky will provide a full complement of commercial cash management products for commercial clients, including automated sweep accounts, payroll service and ACH. Non-deposit services available for clients will include safe deposit boxes, cashiers checks and money orders, travelers checks, direct deposit, ATMs, debit cards and annuities sales.

South Pointe Bank Premises

South Pointe Bank's main office is located at 925 West Main, Carbondale, Illinois 62901. South Pointe Bank owns its main office building and the real property upon which it is located, free of any liens and other encumbrances.

We anticipate that South Pointe Bank will relocate its headquarters to Marion, Illinois in mid-2005. South Pointe Bank owns the building and real property where its new headquarters will be located.

South Pointe Bank owns its two branch banking facilities in Marion, Illinois, its branch banking facility in Johnston City, Illinois and its branch banking facility in Benton, Illinois, each of which is free of any liens and other encumbrances.

South Pointe Bank presently leases its bank facility in Mount Vernon, Illinois. The lease term is through December 1, 2005 with a current rent of $3,958 per month. South Pointe Bank has options to extend the lease for two five-year terms.

South Pointe Bank also leases its loan production facility in Paducah Kentucky. The lease term is through April 1, 2005 with a current rent of $1,150 per month.

In addition, South Pointe Bank has a drive up location located on Giant City Road near the intersection of Highway 13 in Carbondale.

South Pointe Bank of Kentucky Premises

The main office of South Pointe Bank of Kentucky will be located in Paducah, Kentucky in a two-story building at 1179 Lone Oak Road near Interstate Highway 24. South Pointe Bank of Kentucky will own the building and property.

Employees

As of December 31, 2004, we employed 71 full-time equivalent employees. If South Pointe Bank of Kentucky commences operations, we anticipate that we will employ an additional 8 full-time equivalent employees within the first 12 months of operations. None of our employees are subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

South Pointe Bank Market Area

Through its current main office and branch offices, South Pointe Bank serves Jackson County, Illinois (the county in which Carbondale, Illinois is located), Williamson County, Illinois (the county in which Marion, Illinois and Johnston City, Illinois are located), Franklin County, Illinois (the county in which Benton, Illinois is located), and Jefferson County, Illinois (the county in which Mount Vernon, Illinois is located). South Pointe Bank's home office is approximately 58 miles from the Mt. Vernon branch office, approximately 35 miles from the Benton branch offices, approximately 17 miles from the Marion branch office and approximately 24 miles from the Johnston City branch office. The proximity of these banking offices enables management to oversee the operations of the offices without undue effort or expense.

According to the United States Census, Jackson County, Illinois had a population of approximately 59,612 in 2000. Jackson County is located in southern Illinois, where manufacturing, retail trade and educational services are the predominant industries. The median household income in Jackson County in 1999 was $24,946 per year. Carbondale, located in Jackson County, had a population of 20,681 in 2000.

According to the 2000 United States Census, the city of Marion, Illinois had a population of approximately 16,035, and Williamson County had a population of approximately 61,296. Both are currently experiencing steady growth. The population of Williamson County increased over 6% between 1990 and 2000. Williamson County is located in southern Illinois, where farming, coal mining and manufacturing relating to the boating industry are the predominant industries. Marion is the county seat of Williamson County. In 2000, the median family income in Williamson County was approximately $40,692 per year.

According to the 2000 United States Census, the city of Benton, Illinois had a population of 6,880, and Franklin County had a population of 39,018. Benton is the county seat of Franklin County.

According to the 2000 United States Census, the city of Mount Vernon, Illinois had a population of 16,269, and Jefferson County had a population of 40,045. The population of Jefferson County increased by approximately 8.2% between 1990 and 2000. Like Williamson County, Franklin and Jefferson Counties are located in southern Illinois. The median household income in Franklin County is estimated to be $28,411 per year while the median household income in Jefferson County is estimated to be $33,555 per year.

South Pointe Bank anticipates that the economic conditions in Benton, Franklin County, Mount Vernon, Jackson County and Jefferson County will remain stable.

The banking business in South Pointe Bank's market area is highly competitive. Currently, 13 commercial banks and one savings institution operate 32 offices in Williamson County; 10 commercial banks operate 16 offices in Franklin County; 11 commercial banks operate 17 offices in Jefferson County;

and 11 commercial banks operate 23 offices in Jackson County. In addition to competition from commercial banks and savings institutions, South Pointe Bank also faces significant competition from credit unions, finance companies, insurance companies, mortgage companies, securities brokerage firms, money market mutual funds, loan production offices and other providers of financial services. These entities generally have greater financial resources than those available to South Pointe Bank.

South Pointe Bank of Kentucky Market Area

If South Pointe Bank of Kentucky commences operations, its initial primary market area will focus on the individuals and communities in Paducah, Kentucky and McCracken County, for which Paducah serves as the county seat. In addition, South Pointe Bank of Kentucky will serve clients and seek business from the surrounding counties, including Ballard and Livingston counties in Kentucky and Massac County, Illinois.

According to the 2000 United States Census, there were 27,736 households and 18,444 families residing in McCracken County, which had a population of 65,514 in 2000. The median income for a household in McCracken County is $33,865, and the median income for a family is $42,513. In addition, Paducah, the county seat, had a total population of 26,307 in 2000. There are 11,825 households and 6,645 families residing in Paducah. The median income for a household in Paducah is $26,137, and the median income for a family is $34,092.

McCracken County is located in the western end of the state at the confluence of the Ohio and Tennessee Rivers. Paducah is situated on the southern bank of the Ohio River, below the mouth of the Tennessee River, in the north central portion of McCracken County. Paducah is the largest city in both McCracken County and the surrounding fifteen-county region.

Paducah is the urban center of a multi-county labor market area. The fifteen-county region comprises over 4,396 square miles and has a total population of over 250,000. The main industries include medical services, river shipping industries, railroad manufacturing, chemical manufacturing, paper mills and the nation's only uranium enrichment plant. The healthy business climate in the Paducah area keeps the unemployment rate low (4.1%), with 75 manufacturing companies of various sizes and 25 local businesses that employ 100 people or more.

Currently, there are seven commercial banks operating 24 offices in the Paducah-McCracken County market. There are no savings institutions located in the area. The market is dominated by three banks, which control approximately 86% of the local market share.

DESCRIPTION OF OUR CAPITAL STOCK

General

We are authorized pursuant to our Certificate of Incorporation to issue 1,000,000 shares of common stock, $1.00 par value per share, and 60,000 shares of preferred stock, $1.00 par value per share. Our board of directors is authorized to cause the preferred stock to be issued from time to time, in series, by resolution adopted prior to the issue of shares of a particular series and to fix and determine in the resolution the designation and the powers, preferences and relative, participating optional or other special rights and qualifications, limitations or restrictions of such shares.

As of the date hereof, we have 657,155 shares of common stock issued and outstanding. We do not have shares of preferred stock outstanding. We currently hold 10,865 shares of common stock as treasury shares.

The following summary of the terms of our capital stock is qualified in its entirety by reference to our Certificate of Incorporation (including the Certificate of Designation of the series B preferred stock) and Bylaws.

Common Stock

The following is a brief description of the terms of our common stock.

Dividends. Holders of common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any preferential dividend rights which may attach to preferred stock issued and which we may issue in the future.

We cannot provide any assurance that we will declare dividends on our common stock in the future.

Voting Rights. Holders of shares of common stock are entitled to one vote per share in the election of directors and in all other matters to be voted upon by the stockholders generally. Our common stockholders do not have cumulative voting rights in the election of directors. Therefore, the holders of a majority of the shares of common stock issued and outstanding can elect the entire board of directors.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of common stock would be entitled to share ratably in any of our assets or funds that are available for distribution to our stockholders after the satisfaction of our liabilities (or after adequate provision is made therefor) and after preferences on any outstanding preferred stock.

Preemptive Rights. Holders of shares of common stock do not have the preemptive right to subscribe on a pro-rata basis for any presently or subsequently authorized shares of common stock.

Conversion Rights. Holders of common stock have no conversion rights.

Redemption Rights. Holders of common stock have no redemption rights.

Sinking Fund Provisions. The common stock has no sinking fund provisions.

Further Calls or Assessments. Holders of common stock are not subject to further calls or assessments by reason of being holders of common stock.

Series B Preferred Stock

The following is a brief description of the terms of the series B preferred stock offered.

Dividends. Holders of the series B preferred stock are not entitled to dividends.

Voting Rights. The series B preferred stock is non-voting, except as may be required by law.

Liquidation Rights. If we are liquidated, holders of the series B preferred stock will be entitled to receive an amount in cash or property equal to $22.00 per share and no more before any amount is paid to holders of the common stock.

Preemptive Rights. The series B preferred stock has no preemptive rights.

Conversion Rights. Each share of series B preferred stock will, without any action required to be taken by the holder thereof, be converted into a number of shares of our common stock on the date that is two years from the date South Pointe Bank of Kentucky begins to accept deposits. In the event that on the conversion date South Pointe Bank of Kentucky has deposits of $22 million or more as determined by our board of directors each share of series B preferred stock will be converted into 1.25 shares of our common stock. In the event that on the conversion date South Pointe Bank of Kentucky has deposits of less than $22 million as determined by our board of directors each share of series B preferred stock will be converted into one share of our common stock.

Redemption Rights. We do not have the right to redeem the series B preferred stock.

Sinking Fund Provisions. The series B preferred stock has no sinking fund provisions.

Further Calls or Assessments. Holders of series B preferred stock are not subject to further calls or assessments by reason of being holders of series B preferred stock.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

South Pointe Bank paid a cash dividend of $399,668.05 to us, and we declared a cash dividend of $0.18 per share of common stock on December 21, 2004. We cannot provide any assurance that we will pay dividends in the future.

In order to have the funds to be able to pay dividends, we must receive dividends from South Pointe Bank. Under federal and Illinois law, South Pointe Bank is restricted as to the maximum amount of dividends it may pay on its common stock, and payment of dividends by South Pointe Bank is subject to regulation by both the FDIC and the Illinois Commissioner of Bank and Real Estate, both of which are statutorily authorized to determine whether the payment of dividends by a bank would constitute an unsafe and unsound banking practice. In such an instance, either the FDIC or the Illinois Commissioner of Banks and Real Estate could prohibit payment of dividends.

OUR MANAGEMENT

Directors and Executive Officers

Set forth below is information regarding our directors, executive officers and significant employees.

name and age	positions with our company and work experience during past five years
James H. Byassee (56)	Director of our company; Owner/Operator, Keyboard and Sound Company, Marion, Illinois
Jeffrey Diederich (32)	Director of our company; owner of Diederich Insurance Agency
Donald H. McNail (71)	Director of our company; Retired, Cypress Minerals Co., Delta Mine, Marion, Illinois (1951-1994); President, Rocking "M" Ranch, Harrisburg, Illinois
Virgil H. Motsinger (71)	Director of our company; Retired coach at Southeastern Illinois College
Olie L. Musgrave (70)	President, Chief Executive Officer, Chief Financial Officer and Director of our company; Owner, Musgrave Development Co., Mount Vernon, Illinois (1993 to present); Owner, Olie L. Musgrave Insurance Agency, Mount Vernon, Illinois (1989 to present)
Donald O'Neal (71)	Director of our company; retired from Southeastern Illinois Power Corporation
Robert J. Parks (67)	Director of our company; Physician, Good Samaritan Hospital, Mount Vernon, Illinois; Private Practice, Mount Vernon, Illinois
James E. Redden (72)	Director of our company; Vice President, Central Technology, Inc., Marion, Illinois; Owner, Redden Consulting Service, Marion, Illinois
Thomas J. Throgmorton (81)	Chairman of the Board; Owner/Operator, President, Winn-Star, Inc., Carbondale, Illinois; Chief Executive Officer, Simulator Tech., Carbondale, Illinois
Randall Forby (51)	Executive Vice President/Credit Manager of South Pointe Bank
Travis Clem (34)	Commercial Loan Administrator of South Pointe Bank; anticipated to be President and Chief Executive Officer of South Pointe Bank of Kentucky

We have a classified board of directors, with directors serving staggered three year terms. The terms of the class II directors expire in May of 2005, the terms of the class III directors expire in May of 2006 and the terms of the class I directors expire in May 2007. Except for Donald H. McNail, who is the brother-in-law of Olie L. Musgrave, there are no family relationships among our directors and executive officers.

Although we believe that a classified board of directors promotes stability and continuity of the board of directors, classification of the board of directors (combined with the fact that holders of shares of common stock do not have cumulative voting rights in the election of directors) may have the effect of decreasing the number of directors that could otherwise be elected by anyone who obtains a controlling interest in our common stock and thereby could impede a change in control or discourage certain offers (possibly including some offers which stockholders may feel would be in their best interest). Because of the additional time required to change control of the board of directors, a staggered board of directors also tends to perpetuate present management.

Management Compensation

The table set forth below shows the aggregate annual remuneration of each of the three highest paid persons who are officers or directors and of the officers and directors as a group during the year ended December 31, 2004.

name of individual or identity of group	capacities in which remuneration was received	aggregate remuneration
Olie L. Musgrave	President, Chief Executive Officer and Chief Financial Officer of our company and South Pointe Bank	$159,500
Randall Forby	Executive Vice President/Credit Management of South Point Bank	$148,500
Travis Clem	Commercial Loan Administrator of South Pointe Bank	$82,500
directors as a group (9 persons)	director fees and aggregate remuneration paid to Olie L. Musgrave	$206,300

Stock Incentive Plan

Introduction. We adopted the South Pointe Financial Corporation 1994 Stock Incentive Plan to promote equity ownership of our company by selected officers of our company and South Pointe Bank, to increase their proprietary interest in the success of our company and to encourage them to remain in the employ of our company or South Pointe Bank.

Status. Because ten years have elapsed since our adoption of the Stock Incentive Plan, we may no longer issue stock options or other awards under the Stock Incentive Plan. As of September 30, 2004, we had issued and outstanding under the Stock Incentive Plan non-qualified stock options to purchase 19,300 shares of our common stock at a weighted averaged exercise price of $19.75. Of such outstanding options, 2,000 are currently exercisable.

Administration. The Stock Incentive Plan is administered by a stock incentive plan administrative committee which is comprised of at least three non-employee directors appointed by our board of directors. The stock plan committee has the authority, subject to approval by our board of directors, to interpret the provisions of the stock plan and to make all other determinations that it may deem necessary or advisable for the administration of the stock plan.

The stock plan provided for the grant of "incentive stock options," "non-qualified stock options," restricted stock and stock appreciation rights, commonly known as SARs, as determined in each individual case by the stock plan committee.

Awards. Our officers and officers of South Pointe Bank were eligible to receive grants under the Stock Incentive Plan. Options were granted subject to a vesting requirement and if not already vested will become fully vested upon a merger or change of control of our company. The exercise price of non-qualified options was determined by the stock plan committee.

Each participate holding an option executed an award agreement which specified the type of award granted, the number of shares of common stock to which the award relates, the terms and conditions of the award, the date granted, the price at which the shares of common stock subject to the option may be purchased and the date on which the option becomes exercisable.

The full exercise price for all shares of common stock purchased upon the exercise of options granted under the stock plan must be paid by cash, stock, personal check or personal note at the time of exercise. Options granted under the Stock Incentive Plan remain outstanding and are exercisable for such period as the stock plan committee may determine following termination of employment. Awards are not transferable.

The Stock Incentive Plan provides for appropriate adjustment, as determined by the stock plan committee, in the number, kind and per share exercise price of shares subject to unexercised option, in the event of any change in the outstanding shares of common stock by reason of a stock split, stock dividend, combination or reclassification of shares, recapitalization, merger or similar event.

Right of First Refusal. If any shares of common stock are not readily tradable on an established market on the date an owner intends to sell the shares, the owner must first offer the shares to us for purchase, and we have thirty days to exercise our right to purchase. If the payment for the shares is in excess of $100,000, payment may be made in equal annual installments without interest over a period not exceeding five years in the committee's discretion

Outstanding Options. The following table summarizes options held under the Stock Incentive Plan and the weighted average exercise price:

optionee	options held	exercise price
Olie L. Musgrave	0	--
Randall Forby	6,000	$22.00
Travis Clem	5,000	$16.12

Other Options

We have also issued an additional 3,300 non-qualified stock options pursuant to award agreements with various officers and employees all at an exercise price of $22.00 per share. Of such outstanding options, none are currently exercisable.

Musgrave Employment Agreement

We have an employment agreement with Olie L. Musgrave, our President and Chief Executive Officer. The agreement provides that Mr. Musgrave will serve as our President and Chief Executive Officer and as President and Chief Executive Officer of South Pointe Bank. The agreement provides Mr. Musgrave with a base salary, performance bonus and paid vacation.

The agreement is currently renewable on an annual basis in April of each year. The agreement is terminable by us without cause upon at least 90 days prior notice, by us for cause and by Mr. Musgrave for constructive discharge or upon a change in control of our company which causes a change in Mr. Musgrave's authority, duties or compensation.

If we terminate the agreement without cause or Mr. Musgrave terminates the agreement because of constructive discharge or after a change in control and a change in his authority, duties or compensation, we will pay Mr. Musgrave an amount equal to two times the sum of his then applicable annual base salary plus the amount of his most recent performance bonus plus the value of contributions which would have been made to Mr. Musgrave under all applicable retirement and other employee benefit plans had he remained employed through the last day of the then current term. We will also provide Mr. Musgrave and his dependents with continuing coverage under all existing life, health and disability programs for a period of one year following the effective date of termination.

For a period of one year following the termination of Mr. Musgrave's employment, Mr. Musgrave will not be associated with a financial institution that is physically located and conducts substantial lending and deposit activities within a 25 mile radius of our office or an office of South Pointe Bank or South Pointe Bank of Kentucky.

Mr. Musgrave has the right for a period of 180 days after either his death or the termination of his employment for any reason other than for cause to sell to us any shares of our stock that he owns at a purchase price determined by a qualified appraiser of financial institutions.

Clem Employment Agreement

We have an employment agreement with Travis Clem, Vice President and Commercial Loan Administrator for South Pointe Bank. The agreement provides Mr. Clem with a base salary and paid vacation.

The agreement's initial term expires in August 2005 and renews on an annual basis thereafter unless Mr. Clem's employment is terminated as set forth in the agreement. The agreement is terminable by us without cause upon at least 90 days prior notice, by us for cause and by Mr. Clem for constructive discharge or upon a change in control of our company which causes a change in Mr. Clem's authority, duties or compensation.

If we terminate the agreement without cause or Mr. Clem terminates the agreement because of constructive discharge or after a change in control and a change in his authority, duties or compensation, we will pay Mr. Clem an amount equal to two times the sum of his then applicable annual base salary plus the amount of his most recent performance bonus if applicable plus the value of contributions which would have been made to Mr. Clem under all applicable retirement and other employee benefit plans had he remained employed through the last day of the then current term. We will also provide Mr. Clem and his dependents with continuing coverage under all existing life, health and disability programs for a period of one year following the effective date of termination.

For a period of one year following the termination of Mr. Clem's employment, Mr. Clem will not be associated with a financial institution that is physically located and conducts substantial lending and deposit activities within a 25 mile radius of our office or an office of South Pointe Bank or South Pointe Bank of Kentucky.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The table set forth below includes the title of the class of security, the name and the address and the number of shares of securities beneficially owned by each of the three highest paid persons who are officers or directors of our company, by all officers and directors of our company as a group and by each shareholder who owns more than 10% of any class of our securities, including those shares subject to outstanding options. The numbers of shares presented include shares owned of record by each person and shares which are deemed to be beneficially owned by each person. A beneficial owner of a security includes any person who directly or indirectly through any contract, arrangement, understanding, relationship or otherwise has or shares voting power or investment power with respect to the security. Voting power includes the power to vote or to direct the voting of the security. Investment power includes the power to dispose or to direct the disposition of the security.

The numbers of shares are reported at December 31, 2004. All share numbers are provided based upon information supplied to our management by the respective individuals and members of the group. Each person holds sole voting and investment power with respect to the shares indicated, including the best estimates at this time of the additional number of shares of common stock such individuals expect to purchase in connection with this offering. Depending upon their individual circumstances at the time, each individual may purchase a greater or fewer number of shares than indicated in the table.

title of class	name and address of owner	amount owned before the offering	amount owned after the offering	percent of class[1]
common	Olie L. Musgrave 418 East Reichert Marion, IL 62959	42,620	42,620	4.95%
common	Randall Forby 10975 Royal Court Mt. Vernon, IL 62864	6,000	6,000	0.70%
common	Travis Clem 103B Culver Lane Ledbetter, KY 42084	5,000	5,000	0.58%
common	Thomas J. Throgmorton Rt. #3, Box 253 Carbondale, IL 62901	74,980	79,980	9.28%
common	all officers and directors as a group	312,539	324,539	37.67%

1. Assumes that after the offering 861,573 shares of common stock are issued and outstanding.

SUPERVISION AND REGULATION

We and South Pointe Bank are, and South Pointe Bank of Kentucky will be, extensively regulated under both federal and state law. Laws and regulations to which we and South Pointe Bank are, and South Pointe Bank of Kentucky will be, subject govern, among other things, the scope of business, investments, reserve levels, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, mergers and consolidations and the payment of dividends. These laws and regulations are intended to protect depositors, not stockholders. The effect of these statutes, regulations and policies can be significant and cannot be predicted with a high degree of certainty.

The following references to statutes and regulations affecting us, South Pointe Bank and South Pointe Bank of Kentucky are brief summaries only and do not purport to be complete and are qualified in their entirety by reference to the statutes and regulations. Any change in applicable law or regulations may harm our business.

Recent Legislation

The Federal Deposit Insurance Corporation Improvement Act of 1991. The Federal Deposit Insurance Corporation Improvement Act of 1991, commonly referred to as the FDICIA, was adopted to recapitalize the Bank Insurance Fund, commonly referred to as BIF, and impose certain supervisory and regulatory reforms on insured depository institutions. In general, the FDICIA includes provisions, among others, to

- increase the FDIC's line of credit with the United States Treasury in order to provide the FDIC with additional funds to cover the losses of federally insured banks;

- reform the deposit insurance system, including the implementation of risk-based deposit insurance premiums;

- establish a format for closer monitoring of financial institutions to enable prompt corrective action by banking regulators when a financial institution begins to experience financial difficulty;

- establish five capital levels for financial institutions ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized") that would impose more scrutiny and restrictions on less-capitalized institutions;

- require banking regulators to set operational and managerial standards for all insured depository institutions and their holding companies, including limits on excessive compensation to executive officers, directors, employees and principal stockholders, and establish standards for loans secured by real estate;

- adopt certain accounting reforms and require annual on-site examinations of federally insured institutions, including the ability to require independent audits of banks and thrifts;

- revise risk-based capital standards to ensure that they (a) take adequate account of interest rate changes, concentration of credit risk and the risks of nontraditional activities, and (b) reflect the actual performance and expected risk of loss of multi-family mortgages; and

- restrict state-chartered banks from engaging in activities not permitted for national banks unless they are adequately capitalized and have FDIC approval.

Further, the FDICIA permits the FDIC to make special assessments on insured depository institutions in amounts determined by the FDIC to be necessary to give it adequate assessment income to repay amounts borrowed from the United States Treasury and other sources or for any other purpose the FDIC deems necessary. The FDICIA also grants authority to the FDIC to establish semiannual assessment rates on BIF and Savings Association Insurance Fund, commonly known as the SAIF, member banks so as to maintain these funds at the designated reserve ratios.

Regulations implementing many of the provisions of the FDICIA have been issued by the federal banking agencies, some of which are described below. Based upon our review of the regulations issued under FDICIA, the principal effects of FDICIA have been, and are expected to continue to be, increased regulatory compliance costs and a greater emphasis on capital.

Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994. In September 1994, Congress enacted the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994. Since September 1995, bank holding companies have had the right to expand, by acquiring existing banks, into all states, even those which had theretofore restricted entry. The legislation also provides that a holding company may convert banks which it owns in different states to branches of a single bank, unless a state has elected to prohibit such interstate transactions. Illinois has not made this election.

The federal legislation also establishes limits on acquisitions by large banking organizations, providing that no acquisition may be undertaken if it would result in the organization having deposits exceeding either 10% of all bank deposits in the United States or 30% of bank deposits in the state in which the acquisition would occur.

Economic Growth and Regulatory Paperwork Reduction Act of 1996. The Economic Growth and Regulatory Paperwork Reduction Act of 1996, commonly known as EGRPRA, was signed into law on September 30, 1996. EGRPRA streamlined the non-banking activities application process for well-capitalized and well-managed bank holding companies.

Under EGRPRA, qualified bank holding companies may commence a regulatory approved non-banking activity without prior notice to the Federal Reserve, although written notice is required within 10 days after commencing the activity. Under EGRPRA, the prior notice period is reduced to 12 days in the event of any non-banking acquisition or share purchase, assuming the size of the acquisition does not exceed 10% of risk-weighted assets of the acquiring bank holding company and the consideration does not exceed 15% of Tier 1 capital. The foregoing prior notice requirement also applies to commencing a non-banking activity *de novo* which has been previously approved by order of the Federal Reserve but not implemented by regulations.

Among other matters, EGRPRA also:

- provided for the recapitalization of the SAIF of the FDIC (most of the members of which are, or were formerly, savings associations or savings banks) in order to bring it into parity with the BIF of the FDIC;
- amended the Federal Fair Credit Reporting Act;
- eliminated prior federal regulatory approval requirements for new officers and directors for recently organized banks and banks that have recently undergone a change of control;

- amended the laws governing loans to bank insiders to permit them to participate in employee-wide programs offered by South Pointe Bank; and

- amended laws governing officer and director interlocks among unaffiliated depository institutions to permit such interlocks under a greater number of circumstances.

Gramm-Leach-Bliley Act. The Gramm-Leach-Bliley Act became law on November 12, 1999. This major banking legislation expands the permissible activities of bank holding companies by permitting them to engage in activities, or affiliate with entities that engage in activities, that are "financial in nature." Activities that the act expressly deems to be financial in nature include, among other things, securities and insurance underwriting and agency, investment management and merchant banking. The Federal Reserve and the Treasury Department, in cooperation with one another, must determine what additional activities are "financial in nature." With certain exceptions, the Gramm-Leach-Blilely Act similarly expands the authorized activities of subsidiaries of national banks.

Bank holding companies that intend to engage in the newly authorized activities must elect to become "financial holding companies." Financial holding company status is only available to a bank holding company if all of its affiliated depository institutions are "well capitalized" and "well managed," based on applicable banking regulations, and have a Community Reinvestment Act rating of at least "a satisfactory record of meeting community credit needs." Financial holding companies and banks may continue to engage in activities that are financial in nature only if they continue to satisfy the well capitalized and well managed requirements. Bank holding companies that do not elect to be financial holding companies or that do not qualify for financial holding company status may engage only in non-banking activities deemed "closely related to banking" prior to adoption of the Gramm-Leach-Blilely Act.

The Act also calls for "functional regulation" of financial services businesses in which functionally regulated subsidiaries of bank holding companies will continue to be regulated by the regulator that ordinarily has supervised their activities. As a result, state insurance regulators will continue to oversee the activities of insurance companies and agencies, and the SEC will continue to regulate the activities of broker-dealers and investment advisers, even where the companies or agencies are affiliated with a bank holding company. Federal Reserve authority to examine and adopt rules regarding functionally regulated subsidiaries is limited. The Act repeals some of the exemptions enjoyed by banks under federal securities laws relating to securities offered by banks and licensing of broker-dealers and investment advisers.

The Gramm-Leach-Bliley Act imposes a new, "affirmative and continuing" obligation on all financial service providers (not just banks and their affiliates) to safeguard consumer privacy and requires federal and state regulators, including the Federal Reserve and the FDIC, to establish standards to implement this privacy obligation. With certain exceptions, the Act prohibits banks from disclosing to non-affiliated parties any non-public personal information about customers unless the bank has provided the customer with certain information and the customer has had the opportunity to prohibit the bank from sharing the information with non-affiliates.

Finally, the Act prevents companies engaged in commercial activities from acquiring savings institutions, requires public disclosure of any agreements between a depository institution and community groups regarding the institution's Community Reinvestment Act record, adopts amendments designed to modernize the Federal Home Loan Bank System and requires operators of automatic teller machines to disclose any fees charged to non-customers that use the machines.

Bank Holding Company Regulation

General. We are a registered bank holding company under the Federal Bank Holding Company Act of 1956, commonly referred to as the BHCA. Under the BHCA, we are subject to periodic examination by the Federal Reserve and are required to file periodic reports of our operations and such additional information as the Federal Reserve may require. In addition, because our principal place of business is in Illinois, we are also subject to the requirements of the Illinois Bank Holding Company Act, commonly referred to as the Illinois BHCA.

Investments and Activities. Under the BHCA, a bank holding company must obtain approval from the Federal Reserve before: (1) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares (unless it already owns or controls the majority of such shares); (2) acquiring all or substantially all of the assets of another bank or bank holding company; or (3) merging or consolidating with another bank holding company. The Federal Reserve will not approve any acquisition, merger or consolidation that would have a substantially anticompetitive result unless the anticompetitive effects of the proposed transaction are clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The Federal Reserve also considers capital adequacy and other financial and managerial factors in reviewing acquisitions or mergers.

Under the Illinois BHCA, acquisitions of banks located in Illinois also require approval by the Illinois Commissioner and are subject to the further requirement that the acquiring bank holding company's ratio of total capital to total assets (as calculated under the Federal Reserve's capital standards) equal or exceed 7%.

The BHCA also prohibits, with certain exceptions noted below, a bank holding company from (1) acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company and (2) from engaging, directly or indirectly, in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries, except that bank holding companies may engage in, and may own shares of companies engaged in, certain businesses found by the Federal Reserve to be closely related to the business of banking or of managing or controlling banks. Under the Federal Reserve's current regulations, we would be permitted to engage in, among other activities, such banking-related businesses as the operation of a thrift, sales and consumer finance, equipment leasing, the operation of a computer service bureau, including software development and mortgage banking and brokerage.

Federal legislation also prohibits acquisition of "control" of a bank or bank holding company without prior notice to certain federal bank regulators. "Control" is defined in certain cases as acquisition of 10% of the outstanding shares of a bank or bank holding company.

Capital Requirements. The Federal Reserve uses capital adequacy guidelines in its examination and regulation of bank holding companies and banks. If the capital falls below minimum guideline levels, a bank holding company may be denied approval to acquire or establish additional banks or non-bank businesses. The Federal Reserve's capital guidelines establish the following minimum regulatory capital requirements for bank holding companies: (1) a risk-based requirement expressed as a percentage of total risk-weighted assets; and (2) a leverage requirement expressed as a percentage of total assets. The risk-based requirement consists of a minimum ratio of total capital to total risk-weighted assets of 8%, of which at least one-half must be Tier 1 capital (which consists principally of stockholders' equity). The leverage requirement consists of a minimum ratio of Tier 1 capital to total assets of 3%.

The risk-based and leverage standards presently used by the Federal Reserve are minimum requirements, and higher capital levels may be required if warranted by the particular circumstances or risk profiles of individual banking organizations. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (i.e., Tier 1 capital less all intangible assets) well above the minimum levels.

Dividends. The Federal Reserve has issued a policy statement concerning the payment of cash dividends by bank holding companies. The policy statement provides that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which could only be funded in ways that weakened the bank holding company's financial health, such as by borrowing. Also, the Federal Reserve possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. In addition to the restrictions on dividends imposed by the Federal Reserve, the Delaware General Corporation Law permits the Company to pay dividends only out of our surplus, or if we have no such surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Bank Regulation

General. As a BIF-insured, Illinois-chartered bank, South Pointe Bank is subject to the examination, supervision, reporting and enforcement requirements of the Illinois Commissioner, as the chartering authority for Illinois banks, and the FDIC, as administrator of the BIF.

Deposit Insurance. South Pointe Bank's deposit accounts are insured by the BIF of the FDIC to a maximum of $100,000 for each insured depositor. Deposit insurance premiums on BIF-insured banks are based on the perceived risk each bank presents to the BIF and currently range from zero (for banks in the lowest risk-based premium category) to 27 cents for each $100 of insured deposits (for banks in the highest risk-based premium category). In addition, all BIF-insured banks currently pay an assessment of 2.08 cents for each $100 of insured deposits to service debt issued by the Financing Corporation, a federal agency established to finance the recapitalization of the former Federal Savings and Loan Insurance Corporation. The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order, or any condition imposed in writing by, or written agreement with, the FDIC. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital. Our management is not aware of any activity or condition that could result in termination of South Pointe Bank's deposit insurance.

Capital Requirements. The FDIC has established the following minimum capital standards for state-chartered, insured non-member banks, such as South Pointe Bank: (1) a leverage requirement consisting of a minimum ratio of Tier 1 capital to total assets of 3%; and (2) a risk-based capital requirement consisting of a minimum ratio of total capital to total risk-weighted assets of 8%, at least one-half of which must be Tier 1 capital. These capital requirements are minimum requirements, and higher capital levels may be required if warranted by the particular circumstances or risk profiles of individual institutions.

The FDICIA provided the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. The extent of the regulators' powers depends upon whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: (1) requiring the submission of a capital restoration plan; (2) placing limits on asset growth and restrictions on activities; (3) requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; (4) restricting transactions with affiliates; (5) restricting the interest rate the institution may pay on deposits; (6) ordering a new election of directors of the institution; (7) requiring that senior executive officers or directors be dismissed; (8) prohibiting the institution from accepting deposits from correspondent banks; (9) requiring the institution to divest certain subsidiaries; (10) prohibiting the payment of principal or interest on subordinated debt; and (11) ultimately, appointing a receiver for the institution.

Dividends. Under Illinois banking law, a bank may declare dividends only out of net profits after deduction of losses and bad debts, subject to required transfers to surplus if the surplus account is exceeded by the capital account. The payment of dividends by any financial institution or its holding company is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations.

Insider Transactions. South Pointe Bank is subject to restrictions on extensions of credit to executive officers, directors, principal stockholders or any related interest of such persons. Extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral as, and following credit underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions with persons not covered above and who are not employees; and (2) must not involve more than the normal risk of repayment or present other unfavorable features. South Pointe Bank is also subject to certain lending limits and restrictions on overdrafts to such persons.

Community Reinvestment Act Requirements. The Community Reinvestment Act of 1977 requires that, in connection with examinations of financial institutions within their jurisdiction, the federal banking regulators must evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

State Bank Activities. Under the FDICIA, FDIC-insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a rate, or in an amount, that are not permissible for a national bank. The FDICIA also prohibits FDIC-insured state banks and their subsidiaries, subject to certain exceptions, from engaging as a principal in any activity that is not permitted for a national bank or its subsidiary, respectively, unless South Pointe Bank meets, and continues to meet, its minimum regulatory capital requirements and the FDIC determines that the activity would not pose a significant risk to the deposit insurance fund of which South Pointe Bank is a member. Impermissible investments and activities must be divested or discontinued within certain time frames set by the FDIC in accordance with the FDICIA. Based upon a review of the proposed investments and activities of South Pointe Bank, we do not believe that the foregoing provisions have a material impact on the operations of South Pointe Bank.

Regulations Governing Extensions of Credit. South Pointe Bank is subject to restrictions on extensions of credit to us or investments in our securities and on the use of our securities as collateral for loans to any borrowers. These regulations and restrictions may limit our ability to obtain funds from South Pointe Bank for our cash needs, including funds for acquisitions and for payment of dividends, interest and operating expenses. Further, under the BHCA and certain Federal Reserve regulations, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

MANAGEMENT AND SECURITY HOLDER RELATIONSHIPS AND TRANSACTIONS

We expect that South Pointe Bank, and South Pointe Bank of Kentucky if it commences operations, will make loans from time to time to our officers and directors and officers and directors of South Pointe Bank and South Pointe Bank of Kentucky and to such individuals' immediate families and affiliated companies in which such individuals may have a 10% or more beneficial interest. The loans, depository relationships and other transactions, however, will be made or established only in the ordinary course of business of South Pointe Bank and South Pointe Bank of Kentucky and will be on terms comparable to loans and depository relationships of similar amount and duration to other customers of South Pointe Bank and South Pointe Bank of Kentucky. No such loans, relationships or transactions will be made or established which in the opinion of South Pointe Bank's or South Pointe Bank of Kentucky's respective managements will involve more than the normal risk of collectibility or present other unfavorable features.

LEGAL MATTERS

We and South Pointe Bank are from time to time a party to various legal actions arising in the ordinary course of our banking business. There is no proceeding currently pending or threatened against us or South Pointe Bank which would have a material adverse impact on our business or financial condition.

FORWARD-LOOKING STATEMENTS

This Offering Circular contains certain forward-looking statements, including or related to our future results, including certain projections and business trends. Assumptions relating to forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business and regulatory decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. When used in this Offering Circular, the words "estimate," "project," "intend," "believe," "expect" and similar expressions identify forward-looking statements. These and other statements, which are not historical facts, are based largely on management's current expectations and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. Although we believe that the assumptions underlying these forward-looking statements are reasonable, any of the assumptions could prove inaccurate, and we may not realize the results contemplated by the forward-looking statement.

In light of the significant uncertainties inherent in the forward-looking information included in this Offering Circular, you should not regard the inclusion of this information as our representation that we will achieve any strategy, objectives or other plans. The forward-looking statements contained in this Offering Circular speak only as of the date of this Offering Circular, and we have no obligation to update or revise any of these forward-looking statements.

INDEX TO FINANCIAL INFORMATION

Consolidated Balance Sheet dated September 30, 2004 .... F-1

Consolidated Statements of Income for the nine months ended September 30, 2004 .... F-2

Consolidated Statements of Stockholders' Equity for the nine months ended September 30, 2004 ..... F-3

Consolidated Statements of Cash Flows for the nine months ended September 30, 2004 .... F-4

Notes to Unaudited Consolidated Financial Statements (September 30, 2004 and September 30, 2003) F-5

Independent Auditor's Report (December 31, 2003 and 2002) F-6

Consolidated Balance Sheets dated December 31, 2003 and 2002 .... F-7

Consolidated Statements of Income for each of the years ended December 31, 2003 and 2002 .... F-8

Consolidated Statements of Stockholders' Equity for each of the years ended December 31, 2003 and 2002 .... F-9

Consolidated Statements of Cash Flows for each of the years ended December 31, 2003 and 2002 .... F-10

Notes to Consolidated Financial Statements of (December 31, 2003 and 2002) F-11

South Pointe Financial Corporation
and Subsidiary
Consolidated Balance Sheet (Unaudited)
September 30, 2004

ASSETS

Cash and due from banks	$ 3,207,032
Securities available for sale	57,680,937
Federal funds sold	6,238,000
Loans	115,645,878
Less allowance for loan losses	(1,150,519)
Loans, net	114,495,359
Accrued interest receivable	942,506
Premises and equipment, net	6,359,418
Real estate held for investment	229,165
Federal Home Loan Bank stock	4,316,800
Intangible assets, net	772,361
Other assets	1,747,688
Total Assets	$ 195,989,266

LIABILITIES AND STOCKHOLDERS' EQUITY

Demand deposits	$ 11,309,093
NOW accounts	46,563,195
Savings	31,421,772
Time deposits, $100,000 and over	15,360,253
Other time deposits	49,857,741
Total deposits	154,512,054
Federal funds purchased	1,100,000
Notes payable	1,080,000
Federal Home Loan Bank advances	22,400,000
Subordinated debentures	4,000,000
Accrued interest payable	356,687
Other liabilities	702,736
Total liabilities	184,151,477
Commitments and contingencies	
Stockholders' equity:	
Common stock - $1 par value, 1,000,000 authorized, 668,020 issued	668,020
Capital surplus	7,344,397
Treasury stock - 10,865 shares at cost	(176,385)
Retained earnings	4,127,791
Accumulated other comprehensive income	(126,034)
Total stockholders' equity	11,837,789
Total Liabilities and Stockholders' Equity	$ 195,989,266

South Pointe Financial Corporation
and Subsidiary
Consolidated Statements of Income (Unaudited)
For the nine months ended September 30, 2004 and 2003

	2004	2003
Interest and dividend income:		
Interest and fees on loans	$ 5,304,525	$ 4,631,435
Interest on federal funds sold	50,660	50,033
Interest and dividends on investment securities	1,903,352	1,594,553
Interest on interest-bearing deposits	2,577	10,753
Total interest and dividend income	7,261,114	6,286,774
Interest expense:		
Interest on deposits	2,129,958	2,159,268
Interest on borrowed funds and other	644,066	337,893
Total interest expense	2,774,024	2,497,161
Net interest and dividend income	4,487,090	3,789,613
Provision for loan losses	298,205	252,000
Net interest and dividend income after provision for loan losses	4,188,885	3,537,613
Other income:		
Service charges on deposit accounts	424,606	363,251
Gain on sale of loans	81,935	410,421
Net realized gain on sale of securities	164,242	266,540
Other operating income	376,647	204,265
Investment and insurance commissions	101,164	154,136
Total other income	1,148,594	1,398,613
Other expense:		
Salaries	1,614,784	1,279,975
Employee benefits	512,005	369,593
Occupancy and equipment expense	565,170	510,264
Data processing	225,579	175,398
Core deposit amortization	163,014	163,014
Other expenses	918,310	846,049
Total other expenses	3,998,862	3,344,293
Income before income taxes	1,338,617	1,591,933
Income tax expense	307,663	350,000
Net income	$ 1,030,954	$ 1,241,933
Net income per share of common stock	$ 1.57	$ 1.90
Average shares outstanding	656,269	653,392

South Pointe Financial Corporation
and Subsidiary
Consolidated Statements of Stockholders' Equity
For the nine months ended September 30, 2004

	Total	Common Stock	Capital Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income
Balance, December 31, 2003	$ 10,857,113	$ 666,320	$ 7,322,297	$ (176,385)	$ 3,096,837	$ (51,956)
Comprehensive income:						
Net income	1,030,954				1,030,954	
Other comprehensive income, net of tax						
Unrealized losses on securities available for sale arising during the period, net of $19,104 tax	(30,107)					
Reclassification adjustment for net gain included in net income, net of $27,900 tax	(43,971)					
Other comprehensive income, net of $47,004 tax	(74,078)					(74,078)
Comprehensive income	956,876					
Issuance of 1,700 shares of common stock	23,800	1,700	22,100			
Balance, September 30, 2004	$ 11,837,789	$ 668,020	$ 7,344,397	$ (176,385)	$ 4,127,791	$ (126,034)

South Pointe Financial Corporation
and Subsidiary
Consolidated Statements of Cash Flows (Unaudited)
For the nine months ended September 30, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net Income	$ 1,030,954	$ 1,241,933
Adjustments to reconcile net income to net cash from operating activities		
Depreciation	274,687	241,792
Net amortization (accretion) on securities	92,770	262,948
Amortization	163,013	163,014
Provision for loan losses	298,205	252,000
Net securities gain	(164,242)	(266,540)
Net gain on sale of loans	(81,935)	(316,213)
Proceeds from sale of loans held for sale	6,325,893	15,854,878
Origination of loans held for sale	(6,243,958)	(15,538,665)
Change in accrued interest receivable and other assets	159,325	27,931
Change in accrued interest payable and other liabilities	(68,441)	(692,171)
Net cash from operating activities	1,786,271	1,230,907
Cash flows from investing activities:		
Securities available for sale:		
Purchases	(21,362,656)	(37,702,233)
Sales proceeds	12,403,893	6,410,681
Principal payments, maturities, and calls	12,289,227	14,584,534
Net (increase) decrease in loans receivable	(30,560,321)	683,961
Purchase of premises and equipment	(1,001,684)	(936,851)
Purchase of Federal Home Loan Bank stock	-	(2,000,000)
Proceeds for sale of Federal Home Loan Bank stock	1,000,000	-
Net increase in federal funds sold	(1,400,000)	(1,062,000)
Net cash used by investing activities	(28,631,541)	(20,021,908)
Cash flows from financing activities:		
Net increase in demand deposits, savings, and NOW accounts	25,242,855	11,992,289
Net decrease in time deposits	(6,257,188)	(24,627)
Net increase in Federal Home Loan Bank advances	10,400,000	5,500,000
Net decrease in federal funds purchased	(2,400,000)	-
Repayment of debt	(408,416)	-
Proceeds from issuance of common stock	23,800	108,599
Purchase of treasury stock	-	(57,239)
Net cash provided by financing activities	26,601,051	17,519,022
Net change in cash and cash equivalents	(244,219)	(1,271,979)
Cash and cash equivalents at January 1	3,451,251	4,526,315
Cash and cash equivalents at June 30	$ 3,207,032	$ 3,254,336

South Pointe Financial Corporation
and Subsidiary
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2004 and 2003

Management represents that all adjustments to these interim consolidated financial statements are of a normal and recurring nature.

Wayne L. Krehbiel, C.P.A.
James M. Randall, C.P.A.
Mark E. Connaway, C.P.A. 1957-2001
Wm. Brent Palmer, C.P.A.
James G. Leuty, C.P.A.
Gary S. Malawy, C.P.A.



KREHBIEL & ASSOCIATES, LLC

Certified Public Accountants

E-MAIL AT cpa@krehbielcpa.com

Mt. Vernon, Illinois 62864
618-244-2666 Fax 244-2372

2710 North Street
Mt. Vernon, Illinois 62864
618-242-3406 Fax 242-3407

181 East St. Louis
Nashville, Illinois 62263
618-327-8042 Fax 327-8052

310 East DeYoung Street
Marion, Illinois 62959
618-993-2148 Fax 997-4482

907 Fourth Street, P.O. Box 38
Eldorado, Illinois 62930
618-273-3214 Fax 273-5077

215 Southeast Third Street
P.O. Box 308
Fairfield, Illinois 62837
618-842-4840 Fax 244-2372

Independent Auditors' Report

February 12, 2004

The Board of Directors
South Pointe Financial Corporation
Carbondale, Illinois

We have audited the accompanying consolidated balance sheets of South Pointe Financial Corporation as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of South Pointe Financial Corporation as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KREHBIEL & ASSOCIATES, LLC

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, ILLINOIS CPA SOCIETY

SOUTH POINTE FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2002

	2003	2002
ASSETS		
Cash and due from banks	$ 3,451,251	$ 4,526,315
Securities available for sale	61,056,771	43,587,073
Federal funds sold	4,838,000	7,788,000
Loans	85,678,645	79,271,029
Less allowance for loan losses	(1,017,125)	(917,327)
Loans, net	84,661,520	78,353,702
Accrued interest receivable	866,790	769,500
Premises and equipment, net	5,632,421	4,530,679
Real estate held for investment	229,165	229,165
Federal Home Loan Bank stock	5,316,800	2,316,800
Intangible assets, net	935,374	1,152,726
Other assets	1,511,688	923,743
Total Assets	$168,499,780	$144,177,703
LIABILITIES AND STOCKHOLDERS' EQUITY		
Demand deposits	$ 10,416,205	$ 8,552,464
NOW accounts	32,946,922	23,671,152
Savings	20,688,078	19,102,910
Time deposits, $100,000 and over	17,943,899	16,865,300
Other time deposits	53,531,283	52,941,615
Total deposits	135,526,387	121,133,441
Federal funds purchased	3,500,000	-0-
Notes payable	1,488,416	1,488,416
Federal Home Loan Bank advances	12,000,000	6,500,000
Subordinated debentures	4,000,000	3,878,000
Accrued interest payable	422,926	404,790
Other liabilities	704,938	982,841
Total liabilities	157,642,667	134,387,488
Commitments and contingencies		
Stockholders' equity:		
Common stock - $1 par value, 1,000,000 authorized, 666,320 and 657,140 issued at December 31, 2003 and 2002	666,320	657,140
Capital surplus	7,322,297	7,222,878
Treasury stock, 10,865 and 7,873 shares, at December 31, 2003 and 2002, at cost	(176,385)	(118,095)
Retained earnings	3,096,837	1,740,836
Accumulated other comprehensive income	(51,956)	287,456
Total stockholders' equity	10,857,113	9,790,215
Total Liabilities and Stockholders' Equity	$168,499,780	$144,177,703

The accompanying notes are an integral part of the consolidated financial statements.

SOUTH POINTE FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2003 and 2002

	2003	2002
Interest and dividend income:		
Interest and fees on loans	$6,003,441	$6,764,715
Interest on federal funds sold	62,081	78,510
Interest and dividend on investment securities	2,246,913	1,592,942
Interest on interest-bearing deposits	10,519	-0-
Total interest and dividend income	8,322,954	8,436,167
Interest expense:		
Interest on deposits	2,749,501	3,524,861
Interest on borrowed funds and other	556,451	383,476
Total interest expense	3,305,952	3,908,337
Net interest and dividend income	5,017,002	4,527,830
Provision for loan losses	412,000	424,000
Net interest and dividend income after provision for loan losses	4,605,002	4,103,830
Other income:		
Service charges on deposit accounts	496,634	389,421
Gain on sale of loans	332,915	188,926
Net realized gain on sale of securities	336,485	136,498
Other operating income	518,507	495,959
Investment and insurance commissions	202,582	124,555
Total other income	1,887,123	1,335,359
Other expense:		
Salaries	1,780,723	1,453,839
Employee benefits	514,342	387,065
Occupancy and equipment expense	717,909	639,862
Data processing	281,045	237,111
Core deposit amortization	217,352	217,351
Other expenses	1,095,182	828,627
Total other expenses	4,606,553	3,763,855
Income before income taxes	1,885,572	1,675,334
Income tax expense	431,260	389,924
Net income	$1,454,312	$1,285,410
Net income per share of common stock	$ 2.22	$ 1.98
Average shares outstanding	653,917	648,885

The accompanying notes are an integral part of the consolidated financial statements.

SOUTH POINTE FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended December 31, 2003 and 2002

	Total	Common Stock	Capital Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income
Balance, December 31, 2001	$ 8,107,587	$656,320	$7,212,218	$(118,095)	$ 533,338	$(176,194)
Comprehensive income:						
Net income	1,285,410				1,285,410	
Other comprehensive income, net of tax						
Unrealized gains on securities available for sale arising during the period, net of $292,807 tax	458,308					
Reclassification adjustment for net loss included in net income, net of $3,378 tax	5,342					
Other comprehensive income, net of $296,185 tax	463,650					463,650
Comprehensive income	1,749,060					
Cash dividend paid $0.12 per share	(77,912)				(77,912)	
Issuance of 820 shares of common stock	11,480	820	10,660			
Balance, December 31, 2002	9,790,215	657,140	7,222,878	(118,095)	1,740,836	287,456
Comprehensive income:						
Net income	1,454,312				1,454,312	
Other comprehensive income, net of tax						
Unrealized losses on securities available for sale arising during the period, net of $161,302 tax	(255,069)					
Reclassification adjustment for net gain included in net income, net of $53,337 tax	(84,343)					
Other comprehensive income, net of $214,639 tax	(339,412)					(339,412)
Comprehensive income	1,114,900					
Cash dividend paid $0.15 per share	(98,311)				(98,311)	
Issuance of 9,180 shares of common stock	108,599	9,180	99,419			
Acquisition of treasury stock	(58,290)			(58,290)		
Balance, December 31, 2003	$10,857,113	$666,320	$7,322,297	$(176,385)	$3,096,837	$ (51,956)

The accompanying notes are an integral part of the consolidated financial statements.

SOUTH POINTE FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 1,454,312	$ 1,285,410
Adjustments to reconcile net income to net cash from operating activities		
Depreciation	333,905	310,128
Net amortization (accretion) on securities	305,857	158,087
Amortization	244,292	230,051
Provision for loan losses	412,000	424,000
Provision for deferred income taxes	23,410	(54,539)
Net securities gain	(336,485)	(136,498)
Net gain on sale of loans	(332,915)	(188,926)
Proceeds from sale of loans held for sale	26,751,556	19,740,071
Origination of loans held for sale	(26,418,641)	(19,551,145)
Change in accrued interest receivable and other assets	(198,228)	(288,538)
Change in accrued interest payable and other liabilities	(139,984)	391,026
Net cash from operating activities	2,099,079	2,319,127
Cash flows from investing activities:		
Securities available for sale:		
Purchases	(44,080,933)	(43,635,895)
Sales proceeds	9,856,317	8,675,390
Principal payments, maturities, and calls	16,231,495	13,148,073
Net increase (decrease) in loans receivable	(7,040,318)	4,224,387
Purchase of premises and equipment	(1,435,647)	(187,468)
Purchase of Federal Home Loan Bank stock	(3,000,000)	(1,984,400)
Net decrease (increase) in federal funds sold	2,950,000	(3,956,127)
Net cash used by investing activities	(26,519,086)	(23,716,040)
Cash flows from financing activities:		
Net increase in demand deposits, savings, and NOW accounts	12,724,679	18,969,996
Net increase (decrease) in time deposits	1,668,266	(5,303,645)
Net increase in Federal Home Loan Bank advances	5,500,000	4,000,000
Net increase in federal funds purchased	3,500,000	-0-
Repayment of debt	-0-	(778,584)
Issuance of subordinated debentures	-0-	3,865,300
Cash dividends paid	(98,311)	(77,912)
Proceeds from issuance of common stock	108,599	11,480
Purchase of treasury stock	(58,290)	-0-
Net cash provided by financing activities	23,344,943	20,686,635
Net change in cash and cash equivalents	(1,075,064)	(710,278)
Cash and cash equivalents at beginning of year	4,526,315	5,236,593
Cash and cash equivalents at end of year	$ 3,451,251	$ 4,526,315
Supplemental disclosures		
Interest paid	$ 3,287,816	$ 3,978,173
Income taxes paid	$ 808,025	$ 55,200
Transfers from loans to other real estate	$ 320,500	$ 140,401

The accompanying notes are an integral part of the financial statements.

SOUTH POINTE FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation - The consolidated financial statements include the accounts of South Pointe Financial Corporation (the Company) and its wholly-owned subsidiaries, South Pointe Bank (the Bank). All significant intercompany accounts and transactions have been eliminated in the accompanying consolidated financial statements.

Business - The Company, through its subsidiary, provides a full range of banking services to individual and corporate customers through its facilities in Carbondale, Marion, Benton, Mt. Vernon, and Johnston City, Illinois. The Bank is subject to competition from other financial institutions and nonfinancial institutions providing financial products and services. Additionally, the Company and the Bank are subject to the regulations of certain regulatory agencies and undergoes periodic examinations by those regulatory agencies.

Basis of Financial Statement Presentation - The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize such losses, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgements about information available to them at the time of their examination.

Cash and Cash Equivalents - For purposes of the consolidated statement of cash flows, the Company considers due from bank accounts to be cash equivalents.

Federal Funds Sold - The Bank loans excess cash to other financial institutions with a maturity of one business day. Federal funds sold fluctuate based upon inflows and outflows of banking transactions.

Securities - Securities classified as available for sale include debt securities that the Bank intends to hold for an indefinite period of time, but not necessarily to maturity, and equity securities. Securities available for sale are carried at fair value. The difference between fair value and amortized cost, cost adjusted for amortization of premium and accretion of discounts, computed by using methods approximating the interest method over their contractual lives, results in an unrealized gain or loss. Unrealized gains or losses are reported as increases or decreases in accumulated other comprehensive income, net of the related deferred tax effect, as a part of stockholder's equity. Gains or losses from the sale of securities are determined using the specific identification method and are included in earnings.

Federal Home Loan Bank stock is carried at cost.

Loans - Loans are stated at the principal balance outstanding, net of the allowance for loan losses. Loans are placed on nonaccrual status at the time the loan is 90 days delinquent unless the credit is well-secured. Interest income on nonaccrual loans is recognized only to the extent of interest payments received.

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries.

Mortgage Banking - The Bank originates and sells residential mortgage loans into the secondary market with servicing retained. Generally, such loans are sold at origination.

Servicing rights are recognized as assets for the allocated value of retained servicing rights on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights. Any impairment is reported as a valuation allowance.

Loan servicing income is recorded as principal payments are collected and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. Costs of loan servicing are charged to expense as incurred.

Premises and Equipment - Depreciation and amortization are provided over the estimated useful lives of the respective assets. All premises and equipment are recorded at cost and are depreciated on the straight-line method.

Real Estate Held For Investment - The Bank owns vacant land in Marion. This investment is carried at cost.

Intangible Assets - Intangible assets represent purchased core deposits and are being amortized over ten years using the straight-line method.

Other Real Estate Owned - Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at the lower of the Bank's carrying amount or fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell. Other real estate owned amounted to $382,900 and $280,383 at December 31, 2003 and 2002, and are included in other assets.

Federal Funds Purchased - The Bank borrows cash from other financial institutions with a maturity of one business day. Federal funds purchased fluctuate based on the inflows and outflows of banking transactions.

Income Taxes - The Company files a consolidated income tax return which includes the operations of the Bank. A tax expense is allocated to the Bank by the Company on a basis calling for tax payments as if the Bank were filing a separate return. Provisions for income taxes are based on the tax effects of transactions which are included in the determination of pretax accounting income.

The Bank uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Reclassifications - Certain reclassifications have been made to the balances as of December 31, 2002, with no effect on net income, to be consistent with the classifications adopted for December 31, 2003.

Adoption of New Accounting Standards - During 2003, the Company adopted FASB Interpretation 46, Consolidation of Variable Interest Entities. Interpretation 46, as revised in December 2003, changes the accounting model for consolidation from one based on consideration of control through voting interests. Whether to consolidate an entity will now also consider whether that entity has sufficient equity at risk to enable it to operate without additional financial support, whether the equity owners in that entity lack the obligation to absorb expected losses or the right to receive residual returns of the entity, or whether voting rights in the entity are not proportional to the equity interest and substantially all the entity's activities are conducted for an investor with few voting rights. Adoption of the new standards did not materially affect the Company's operating results or financial condition.

Note 2. SECURITIES AVAILABLE FOR SALE

The amortized cost and estimated fair values of securities available for sale at December 31, 2003 and 2002, are as follows:

	2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
U. S. Government agencies and corporations	$ 4,991,747	$ 51,414	$ 15,452	$ 5,027,709
Mortgage-backed securities	32,704,088	138,433	173,461	32,669,060
State and political subdivisions	21,445,748	384,424	109,000	21,721,172
Total debt securities	59,141,583	574,271	297,913	59,417,941
Marketable equity securities	2,000,000	-0-	361,170	1,638,830
Total securities	$61,141,583	$574,271	$659,083	$61,056,771

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
U. S. Government agencies and corporations	$ 2,499,338	$ 93,248	$ -0-	$ 2,592,586
Mortgage-backed securities	23,622,276	314,125	-0-	23,936,401
State and political subdivisions	14,996,220	206,955	28,941	15,174,234
Total debt securities	41,117,834	614,328	28,941	41,703,221
Marketable equity securities	2,000,000	-0-	116,148	1,883,852
Total securities	$43,117,834	$614,328	$145,089	$43,587,073

Proceeds from sales of securities available for sale during 2003 and 2002 were $9,856,317 and $8,675,390, respectively. Gross gains and gross losses of $338,723 and $2,238, respectively, in 2003 and $137,497 and $999, respectively, in 2002 were realized on those sales.

Carrying value of securities available for sale pledged to secure deposits and for other purposes was $5,970,310 and $7,421,869 at December 31, 2003 and 2002, respectively.

The amortized cost and estimated fair value of debt securities available for sale at December 31, 2003, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$ -0-	$ -0-
Due after one year through five years	3,547,602	3,586,997
Due after five years through ten years	4,118,633	4,152,757
Due after ten years	18,771,260	19,009,127
Mortgage-backed securities	32,704,088	32,669,060
	$59,141,583	$59,417,941

Securities with unrealized losses at year end 2003 not recognized in income are as follows:

	Less Than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U. S. Government agencies and corporations	$ 1,476,295	$ 15,452	$ -0-	$ -0-	$ 1,476,295	$ 15,452
Mortgage backed securities	15,615,699	173,461	-0-	-0-	15,615,699	173,461
State and political subdivisions	5,839,506	108,035	161,242	965	6,000,748	109,000
Marketable equity securities	-0-	-0-	1,638,830	361,170	1,638,830	361,170
Total temporarily impaired	$22,931,500	$296,948	$1,800,072	$362,135	$24,731,572	$659,083

Unrealized losses on the above securities have not been recognized into income because the investments are of high credit quality, management has the intent and ability to hold for the foreseeable future, and the decline in fair value is largely due to increase in market interest rates. The fair value is expected to recover as the investments approach their maturity date, interest rates on investments reprice, and/or market rates decline.

Note 3. LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans receivable at December 31, 2003 and 2002, are summarized as follows:

	2003	2002
Commercial	$ 9,965,879	$11,213,501
Commercial real estate	40,316,255	38,194,567
Residential real estate	31,267,410	24,881,498
Consumer and installment	3,886,362	4,575,323
Other	242,739	406,140
	$85,678,645	$79,271,029

In the normal course of business, the Bank makes loans to its directors and officers on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers. Loans to directors and officers totaled $4,785,546 and $5,755,524 at December 31, 2003 and 2002, respectively.

Transactions in the allowance for loan losses for the years ended December 31, 2003 and 2002, follows:

	2003	2002
Balance - beginning of year	$ 917,327	$ 832,743
Provision charged to operating expense	412,000	424,000
Loan charge-offs	(437,862)	(362,550)
Loan recoveries	125,660	23,134
Balance - ending of year	$1,017,125	$ 917,327

The following table presents data on impaired loans at December 31, 2003 and 2002, as follows:

	2003	2002
Impaired loans for which an allowance has been provided	$ 285,892	$ 784,282
Impaired loans for which no allowance has been provided	-0-	56,352
Total loans determined to be impaired	$ 285,892	$ 840,634
Allowance for loan loss for impaired loans included in the allowance for loan losses	$ 100,000	$ 200,000
Average recorded investment in impaired loans	$ 619,780	$ 545,434
Interest income recognized from impaired loans	$ 30,105	$ 27,957
Cash basis interest income recognized from impaired loans	$ 30,450	$ 29,241

Nonperforming loans at December 31, 2003 and 2002, follows:

	2003	2002
Loans past due over 90 days still on accrual	$1,220,848	$1,021,941
Nonaccrual loans	$1,131,158	$1,473,134

Substantially all residential mortgage loans are pledged as collateral for Federal Home Loan Bank advances. See Note 6 for additional information.

Mortgage loans serviced for others are not included in the balance sheets. The unpaid principal balances of mortgage loans serviced for others were $41,890,117 and $28,137,063 at December 31, 2003 and 2002, respectively. Servicing assets related to these loans, included in other assets, were $207,464 and $156,956 at December 31, 2003 and 2002, respectively.

Note 4. BANK PREMISES AND EQUIPMENT

A summary of Bank premises and equipment at December 31, 2003 and 2002, follows:

	2003	2002
Land	$ 711,677	$ 598,792
Buildings and improvements	4,529,986	3,662,251
Furniture, fixtures, and equipment	1,786,802	1,572,429
	7,028,465	5,833,472
Less accumulated depreciation	1,396,044	1,302,794
	$5,632,421	$4,530,678

Depreciation charged to occupancy and equipment expense was $333,905 and $310,128 for the years ending December 31, 2003 and 2002, respectively.

Note 5. DEPOSITS

At December 31, 2003, the scheduled maturities of time deposits for the next five years were as follows:

2004	$41,584,818
2005	28,059,395
2006	623,074
2007	818,569
2008 and thereafter	389,326
	$71,475,182

Note 6. FEDERAL HOME LOAN BANK ADVANCES

The Bank has outstanding advances from the Federal Home Loan Bank (FHLB) at December 31, 2003 and 2002, as follows:

	2003	2002
Advance issued September 16, 1998, matures September 16, 2008, at a fixed rate of 5.02%	$ 1,500,000	$1,500,000
Advance issued April 11, 2002, matures April 11, 2005, at a fixed rate of 3.06%	2,000,000	2,000,000
Advance issued January 11, 2002, matures January 11, 2005, at a fixed rate of 2.57%	3,000,000	3,000,000
Advance issued September 18, 2003, matures September 20, 2004, at a fixed rate of 1.54%	1,100,000	-0-
Advance issued September 18, 2003, matures September 19, 2005, at a fixed rate of 2.11%	1,100,000	-0-
Advance issued September 18, 2003, matures September 18, 2006, at a fixed rate of 2.82%	1,100,000	-0-
Advance issued September 18, 2003, matures September 18, 2007, at a fixed rate of 3.39%	1,100,000	-0-
Advance issued September 18, 2003, matures September 18, 2008, at a fixed rate of 3.81%	1,100,000	-0-
	$12,000,000	$6,500,000

Annual principal payments for FHLB advances at December 31, 2003, are as follows:

2004	$ 1,100,000
2005	6,100,000
2006	1,100,000
2007	1,100,000
2008	2,600,000
	$12,000,000

The terms of the security agreement with the FHLB require the Bank to pledge qualifying first mortgage loans as collateral. Advances are subject to possible penalties in the event of prepayment.

Note 7. NOTES PAYABLE

The Company has notes payable at December 31, 2003 and 2002, as follows:

	2003	2002
Note payable, due May 6, 2004, bearing interest at prime rate, secured by the Bank's stock	$ 844,208	$ 844,208
Note payable, due May 6, 2004, bearing interest at prime rate, secured by the Bank's stock	644,208	644,208
	$1,488,416	$1,488,416

Note 8. SUBORDINATED DEBENTURES

On July 11, 2002, the Company issued $4,000,000 of Floating Rate Capital Securities (Trust Preferred Securities) through South Pointe/Blue Heron Capital Trust 1 (Trust), a trust formed by the Company. The proceeds of the offering were loaned by the Trust to the Company in exchange for subordinated debentures with terms that are similar to the Trust Preferred Securities and represent the sole asset of the Trust. Issuance costs of $134,700 paid from the proceeds are being amortized over the first five years of the securities. The Company has guaranteed that the Trust will make distributions to the holders of the Trust Preferred Securities if the Trust has available funds to make such distribution. Interest on the subordinated debentures is payable quarterly in arrears at the annual rate (adjusted quarterly) of three-month LIBOR plus 3.65%, and is included in interest expense. The annual rate cannot exceed 12.5% prior to July 11, 2007.

The Trust Preferred Securities, which mature July 11, 2032, are subject to mandatory redemption, in whole or in part, upon repayment of the subordinated debentures at maturity or their earlier redemption at the liquidation preference. The subordinated debentures are redeemable prior to the maturity date at the option of the Company on or after July 11, 2007, at their principal amount plus accrued interest. The subordinated debentures are also redeemable in whole or in part from time to time, upon the occurrence of specific events defined within the trust debenture. The Company has the option to defer distributions on the subordinated debentures from time to time for a period not to exceed 20 consecutive quarters.

Prior to 2003, the Trust was consolidated in the Company's financial statements, with the Trust Preferred Securities issued by the Trust reported in liabilities as "guaranteed preferred beneficial interests in Corporation's subordinated debentures" and the subordinated debentures eliminated in consolidation. Under new accounting guidance, FASB Interpretation No. 46, as revised in December 2003, the Trust is no longer consolidated with the Company. Accordingly, the Company does not report the securities issued by the Trust as liabilities, and instead reports as liabilities the subordinated debentures issued by the Company and held by the Trust, as these are no longer eliminated in consolidation. Amounts previously reported as "guaranteed preferred beneficial interests in Corporation's subordinated debentures" in liabilities have been recaptioned "subordinated debentures" and continue to be presented in liabilities on the balance sheet. The effect of no longer consolidating the Trust does not significantly change the amounts reported as the Company's assets, liabilities, equity, or interest expense.

Note 9. OTHER FINANCIAL INSTRUMENTS, COMMITMENTS, AND CONTINGENCIES

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contractual amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The contractual amount of financial instruments whose contractual amount represents credit risk at December 31, 2003 and 2002, follows:

	Contract Amount	
	2003	2002
Commitments to extend credit	$15,220,409	$10,813,450
Letters of credit	$458,640	$374,963

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Commitments and standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain of the commitments and letters of credit are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, investments in debt securities, deposits of financial institutions, residential real estate, and income-producing commercial properties.

The Bank primarily serves customers located in Carbondale, Marion, Benton, Mt. Vernon, and Johnston City, Illinois and surrounding areas. As such, the Bank's loans, commitments and standby letters of credit have been granted to customers in that area. Concentration of credit by type of loan is presented in Note 3.

The Bank leases facilities in Mt. Vernon, Illinois under an operating lease with a five year term. Rent expense under this lease totaled $50,000 in both 2003 and 2002. At December 31, 2003, future minimum lease payments were as follows:

2004	$51,300
2005	$52,500
2006	$53,700
2007	$54,900
2008	$51,333

Note 10. INCOME TAXES

The composition of income tax expense for the years ended December 31, 2003 and 2002, follows:

	2003	2002
Current income taxes	$407,850	$444,463
Deferred income taxes (benefit)	23,410	(54,539)
Total income tax expense	$431,260	$389,924

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax asset at December 31, 2003 and 2002, follows:

	2003	2002
Deferred tax assets:		
Allowance for loan losses	$287,306	$269,243
Securities available for sale market valuation	32,856	-0-
Intangible assets	159,164	130,769
Other	7,216	27,128
Total deferred tax assets	486,542	427,140
Deferred tax liabilities		
Securities available for sale market valuation	-0-	181,783
Tax depreciation in excess of book depreciation	177,874	127,918
Total deferred tax liabilities	177,874	309,701
Net deferred tax asset	$308,668	$117,439

Expected income tax expense, computed by applying the effective federal statutory income tax rate of 34% to income before income tax expense, is reconciled to actual income taxes as follows:

	2003	2002
Computed "expected" income tax expense	$ 641,094	$ 569,614
Decrease in taxes resulting from tax-exempt interest and dividend income	(257,213)	(159,544)
Decrease in taxes resulting from loan servicing right income, net	(17,173)	(53,365)
State income tax, net of federal income tax benefit	56,397	33,929
Other, net	8,155	(710)
	$ 431,260	$ 389,924

Note 11. STOCK INCENTIVE PLAN

The Company has a stock incentive plan (stock plan) for key employees of the Bank that provides for the grant of incentive stock options, nonstatutory options, restricted stock, and stock appreciation rights (SARs). A total of 32,625 shares of the Company's common stock are reserved for issuance pursuant to the stock plan, of which 10,520 shares have been issued at December 31, 2003.

The exercise price of incentive stock options granted under the stock plan must at least equal the fair market value of the common stock subject to the option on the date the option is granted. Options are exercisable at various times between three and ten years from the date of the grant. Options not exercised within these periods expire unless extended by the board of directors. Amounts received from the exercising of options are credited to common stock and surplus of the Company and no charges to operations are made in connection with the Stock Plan. The exercise price of nonstatutory options and SARs will be determined when granted and restricted stock awarded will be subject to restrictions determined when awarded. Currently, no nonstatutory options and SARs have been granted and no restricted stock has been awarded.

A summary of option transactions during the years ended December 31, 2003 and 2002, is shown below:

	Number of Shares	Weighted-Average Exercise Price
Outstanding at December 31, 2001	15,600	12.85
Granted	-0-	-
Exercised	820	14.00
Canceled	-0-	-
Outstanding at December 31, 2002	14,780	12.79
Granted	5,000	16.12
Exercised	9,180	11.83
Canceled	1,000	14.00
Outstanding at December 31, 2003	9,600	15.31
Exercisable at December 31, 2003	4,080	14.49
Available for issuance at December 31, 2003	12,505	

A summary of options outstanding as of December 31, 2003, is shown below:

Exercise Price	Number of Shares Outstanding	Weighted-Average Remaining Contractual Life of Shares Outstanding	Number of Shares Exercisable
14.00	2,600	0.5 years	2,080
15.00	2,000	3.3 years	2,000
16.12	5,000	9.6 years	-0-
	9,600		4,080

Note 12. RETIREMENT PLANS

The Bank has a contributory 401(k) and profit sharing pension plan which covers substantially all of its employees. The Bank makes discretionary contributions as part of the profit sharing plan. The Bank contributed $143,314 and $123,653 to the profit sharing plan for the years ended December 31, 2003 and 2002, respectively.

Note 13. REGULATORY CAPITAL AND AGREEMENT WITH REGULATORY AGENCIES

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators, that if undertaken, could have a direct material affect on the Company's financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier 1 capital to risk-weighted assets (as defined in the regulations), and Tier 1 capital to average assets (as defined). Management believes, as of December 31, 2003, that the Company and the Bank meet all the capital adequacy requirements to which they are subject.

As of December 31, 2003, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Company and the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

The Company's and the Bank's actual and required capital amounts and ratios are as follows (dollars in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under the Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$14,543	16.2%	≥$7,182	≥8.0%	≥$8,977	≥10.0%
South Pointe Bank	$14,614	16.3%	≥$7,164	≥8.0%	≥$8,955	≥10.0%
Tier 1 Capital (to Risk-Weighted Assets)						
Consolidated	$13,052	14.6%	≥$3,576	≥4.0%	≥$5,364	≥ 6.0%
South Pointe Bank	$13,597	15.2%	≥$3,582	≥4.0%	≥$5,373	≥ 6.0%
Tier 1 Capital (to Average Assets)						
Consolidated	$13,052	8.0%	≥$6,526	≥4.0%	≥$8,157	≥ 5.0%
South Pointe Bank	$13,597	8.1%	≥$6,718	≥4.0%	≥$8,398	≥ 5.0%
As of December 31, 2002:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$12,991	16.4%	≥$6,339	≥8.0%	≥$7,924	≥10.0%
South Pointe Bank	$12,314	15.5%	≥$6,339	≥8.0%	≥$7,924	≥10.0%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	$9,489	12.0%	≥$3,170	≥4.0%	≥$4,754	≥ 6.0%
South Pointe Bank	$11,396	14.4%	≥$3,170	≥4.0%	≥$4,754	≥ 6.0%
Tier 1 Capital (to Average Assets)						
Consolidated	$9,489	6.9%	≥$5,511	≥4.0%	≥$6,888	≥ 5.0%
South Pointe Bank	$11,396	8.3%	≥$5,501	≥4.0%	≥$6,876	≥ 5.0%

Note 14. FAIR VALUE OF FINANCIAL INSTRUMENTS

Following are disclosures of the estimated fair value of the Company's financial instruments. The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop estimates of fair value. Accordingly, the estimates of fair value presented are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and due from banks: The carrying amount reported in the balance sheet for cash and due from banks approximates fair values.

Securities: Fair values for securities are based on quoted market prices.

Federal funds sold: The carrying amount reported in the balance sheet for Federal funds sold approximates fair value.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for fixed-rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

Federal Home Loan Bank stock: The carrying amount reported in the balance sheet for Federal Home Loan Bank stock approximates fair value.

Deposits: The fair value for demand deposits equals their carrying amounts, which represents the amount payable on demand. The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Funds Purchased: The carrying amount reported in the balance sheet for federal funds purchased approximates fair value.

Notes payable: The carrying amount reported in the balance sheet approximates fair value.

Federal Home Loan Bank advances: Fair values of the Bank's Federal Home Loan Bank advances are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

Subordinated debentures: The carrying amount reported in the balance sheet approximates fair value.

Accrued interest: The carrying amounts of accrued interest approximate fair value.

Off-balance-sheet instruments: Fair values for the Bank's off-balance-sheet instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair value of these items is not material.

The estimated fair values of the Company's financial instruments at December 31, 2003, are as follows:

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks	$ 3,451,251	$ 3,451,251	$ 4,026,315	$ 4,026,315
Securities	61,056,771	61,056,771	43,587,073	43,587,073
Federal funds sold	4,838,000	4,838,000	7,788,000	7,788,000
Loans	84,661,520	85,111,632	78,353,702	78,772,877
Accrued interest receivable	866,790	866,790	769,500	769,500
Federal Home Loan Bank stock	5,316,800	5,316,800	2,316,800	2,316,800
Financial liabilities:				
Deposits	137,020,419	137,301,982	123,239,634	123,544,405
Federal funds purchased	3,500,000	3,500,000	-0-	-0-
Notes payable	1,488,416	1,488,416	1,488,416	1,488,416
Federal Home Loan Bank advances	12,000,000	12,133,241	6,500,000	6,685,324
Subordinated debentures	4,000,000	4,000,000	3,878,000	3,878,000
Accrued interest payable	336,719	336,719	320,117	320,117

In addition, other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, nonfinancial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the trained work force, customer goodwill and similar items.

PART III – EXHIBITS

INDEX TO EXHIBITS

SOUTH POINTE FINANCIAL CORPORATION
OFFERING CIRCULAR
INDEX TO EXHIBITS

Number of Exhibit Assigned In Regulation A, Part III, Item 2	Exhibit No.	Description of Exhibits	Sequential Numbering System Page Number of Exhibit
(1)		No Exhibit	
(2)	2.01	Certificate of Incorporation, as amended, of South Pointe Financial Corporation*	73
	2.02	Bylaws of South Pointe Financial Corporation	99
(3)	3.01	Specimen Common Stock Certificate (Incorporated by reference to the Offering Statement on Form 1-A filed by South Pointe Financial Corporation with the Commission on November 22, 1994)	
	3.02	Specimen Series B Preferred Stock Certificate	121
(4)	4.01	Form of Subscription Letter	123
(5)		No Exhibit	
(6)	6.01	Employment Agreement dated as of September 19, 1994 by and between South Pointe Financial Corporation and Olie L. Musgrave	128
	6.02	Employment Agreement dated as of August 26, 2003 by and between South Pointe Financial Corporation and Travis Clem	141
	6.03	South Pointe Financial Corporation 1994 Stock Incentive Plan	151
(7)		No Exhibit	
(8)		No Exhibit	
(9)	9.01	Form of Escrow Agreement with Bank of Carbondale**	158

Number of Exhibit Assigned In Regulation A, Part III, Item 2	Exhibit No.	Description of Exhibits	Sequential Numbering System Page Number of Exhibit
(10)	10.01	Consent of Krehbiel & Associates, L.L.C.	162
	10.02	Consent of Lewis, Rice & Fingersh, L.C. (in opinion regarding legality)	
(11)	11.01	Form of Opinion of Lewis, Rice & Fingersh, L.C.***	164
(12)		No Exhibit	
(13)		No Exhibit	
(14)		No Exhibit	
(15)	15.01	Powers of Attorney	166

* Further amendment providing for 60,000 authorized shares of preferred stock and the certificate of designation for the series B preferred stock to be filed supplementally.

** Executed copy to be filed supplementally.

*** Opinion to be filed supplementally.

EXHIBIT 2.01

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED ARE TRUE AND CORRECT COPIES OF ALL DOCUMENTS ON FILE OF "SOUTH POINTE FINANCIAL CORPORATION" AS RECEIVED AND FILED IN THIS OFFICE.

THE FOLLOWING DOCUMENTS HAVE BEEN CERTIFIED:

CERTIFICATE OF INCORPORATION, FILED THE ELEVENTH DAY OF AUGUST, A.D. 1994, AT 11 O'CLOCK A.M.

CERTIFICATE OF DESIGNATION, FILED THE TWENTY-FOURTH DAY OF OCTOBER, A.D. 1996, AT 9 O'CLOCK A.M.

CERTIFICATE OF AMENDMENT, FILED THE SIXTEENTH DAY OF JULY, A.D. 1998, AT 9 O'CLOCK A.M.

CERTIFICATE OF AMENDMENT, FILED THE TWENTY-FIRST DAY OF JULY, A.D. 1998, AT 9 O'CLOCK A.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE AFORESAID CERTIFICATES ARE THE ONLY CERTIFICATES ON RECORD OF THE AFORESAID CORPORATION.


SECRETARY'S OFFICE
DELAWARE

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

2423475 8100H

050001089

AUTHENTICATION: 3591215

DATE: 01-03-05

CERTIFICATE OF INCORPORATION

OF

SOUTH POINTE FINANCIAL CORPORATION

ARTICLE I

NAME

The name of the corporation is:

South Pointe Financial Corporation

ARTICLE II

REGISTERED OFFICE AND AGENT

The address of the corporation's registered office in the State of Delaware is 32 Loockerman Square, Suite L-100, in the City of Dover, 19901, County of Kent. The name of the corporation's registered agent at such address is The Prentice-Hall Corporation System, Inc.

ARTICLE III

PURPOSE

The nature of the business or purposes to be conducted or promoted by the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as amended from time to time, or any successor thereto.

ARTICLE IV

AUTHORIZED STOCK

The total number of shares of stock which the corporation shall have authority to issue is five hundred fifty thousand (550,000) shares of Common Stock, par value of $1.00 per share, and thirty thousand (30,000) shares of Preferred Stock, par value of $1.00.

CERTINC1.SPF
MUSO 08/03/94

The shares of Preferred Stock may be issued from time to time in one or more series. The board of directors of this corporation shall have authority to fix by resolution or resolutions the designations and the powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including, without limitation, the voting rights, the dividend rate, conversion rights, redemption price and liquidation preference, of any series of shares of Preferred Stock, to fix the number of shares constituting any such series and to increase or decrease the number of shares of any such series (but not below the number of shares thereof then outstanding). In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution or resolutions originally fixing the number of shares of such series.

ARTICLE V

INCORPORATORS

The name and mailing address of the sole incorporator is as follows:

Name	Mailing Address
Dennis R. Wendte	c/o Barack, Ferrazzano, Kirschbaum & Perlman 333 West Wacker Drive Suite 2700 Chicago, Illinois 60606

ARTICLE VI

BYLAWS

The bylaws of the corporation may be amended, altered or repealed by the stockholders of the corporation, provided, however, that such amendment, alteration or repeal is approved by the affirmative vote of the holders of not less than 70% of the outstanding shares of stock of the corporation then entitled to vote generally in the election of directors. The bylaws may also be amended, altered or repealed by the board of directors in the manner provided in the bylaws.

ARTICLE VII

WRITTEN BALLOTS

Election of directors need not be by written ballot unless the bylaws of the corporation so provide.

ARTICLE VIII

AMENDMENTS

The corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. In addition to any other requirement for amendments, no amendment to this certificate of incorporation shall amend, alter, change or repeal any of the provisions of Article VI, Article XI, Article XII, Article XIV, Article XV, Article XVI or Article XVII or this sentence of this Article VIII unless the amendment effecting such amendment, alteration, change or repeal shall have received the affirmative vote of the holders of shares having at least 70% of the voting power of all outstanding stock of the corporation entitled to vote thereon. Notwithstanding anything contained herein to the contrary, the provisions of the immediately preceding sentence shall not apply to any amendment, alteration, change or repeal which has been approved by not less than two-thirds of the number of directors as may be fixed from time to time, in the manner prescribed herein, by the board of directors of the corporation.

ARTICLE IX

INDEMNIFICATION

Each person who is or was a director or officer of the corporation and each person who serves or served at the request of the corporation as a director, officer or partner of another enterprise shall be indemnified by the corporation in accordance with, and to the fullest extent authorized by, the General Corporation Law of the State of Delaware, as the same now exists or may be hereafter amended. No amendment to or repeal of this Article IX shall apply to or have any effect on the rights of any individual referred to in this Article IX for or with respect to acts or omissions of such individual occurring prior to such amendment or repeal.

ARTICLE X

PERSONAL LIABILITY OF DIRECTORS

To the fullest extent permitted by the General Corporation Law of Delaware, as the same now exists or may be hereafter amended, a director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. No amendment to or repeal of this Article X shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to the effective date of such amendment or repeal.

ARTICLE XI

BOARD OF DIRECTORS

The number of directors constituting the entire board of directors shall not be less than five nor more than thirteen as fixed from time to time by resolution of not less than two-thirds of the number of directors which immediately prior to such proposed change had been fixed, in the manner prescribed herein, by the board of directors of the corporation, provided, however, that the number of directors shall not be reduced as to shorten the term of any director at the time in office, and provided further, that the number of directors constituting the entire board of directors shall be six until otherwise fixed as described immediately above.

The directors of the corporation shall be divided into three classes, Class I, Class II and Class III, as nearly equal in number as the then total number of directors constituting the entire Board permits with the term of office of one class expiring each year. The corporation's initial directors and their respective classes are set forth below. Directors of Class I shall hold office for an initial term expiring at the 1995 annual meeting, directors of Class II shall hold office for an initial term expiring at the 1996 annual meeting and directors of Class III shall hold office for an initial term expiring at the 1997 annual meeting. At each annual meeting of stockholders, the successors to the class of directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting. Any vacancies in the board of directors for any reason, and any directorships resulting from any increase in the number of directors, may be filled by the board of directors, acting by a majority of the directors then in office, although less than a quorum, and any directors so chosen shall hold office until the next election of the class for which such directors shall have been chosen and until their successors shall be elected and qualified. If the number of directors is changed, any increase or decrease in the number of directors shall be apportioned among the classes so as to maintain all classes as equal in number as possible.

There shall be no cumulative voting in the election of directors.

The name, address and class of each person who is to serve as a director until the first annual meeting of the stockholders or until a successor is elected and qualified is as follows:

Name	Mailing Address
Class I	
James E. Whitnel	Route # 5, Box 159-1 Marion, Illinois 62959
Robert E. Hawkins	Route #1, Box 427A Carbondale, Illinois 62901
Class II	
James H. Byassee	802 Gregory Lane Marion, Illinois 62959
James Redden	1705 Melmar Drive Marion, Illinois 62959
Class III	
Thomas J. Throgmorton	Route 3 Carbondale, Illinois 62901
Olie L. Musgrave	9 Hawthorne Hills Mount Vernon, Illinois 62864

Notwithstanding any other provisions of this certificate of incorporation or the bylaws of the corporation (and notwithstanding the fact that some lesser percentage may be specified by law, this certificate of incorporation or the bylaws of the corporation), any director or the entire board of directors of the corporation may be removed at any time, but only for cause and only by the affirmative vote of the holders of not less than 70% of the outstanding shares of stock of the corporation entitled to vote generally in the election of directors (considered for this purpose as one class) cast at an annual meeting of stockholders or at a meeting of the stockholders called for that purpose. Cause for removal shall be deemed to exist only if the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction or has been adjudged by a court of competent jurisdiction to be liable for gross negligence or willful misconduct in the performance of such director's duty to the corporation and such adjudication is no longer subject to direct appeal.

ARTICLE XII

BUSINESS COMBINATIONS

A. **Business Combinations with Interested Stockholders.** The provisions of Section 203 of the General Corporation Law of the State of Delaware, as the same now exists or may hereafter be amended or as such Section 203 may hereafter be renumbered or recodified ("Section 203"), will be deemed to apply to the corporation, and the corporation shall be subject to all of the restrictions set forth in such Section 203.

B. **Business Combinations Generally.** In addition to any affirmative vote of the holders of a class or series of capital stock of the corporation required by law or the provisions of this certificate of incorporation (including the provisions of paragraph A of this Article XII), a Business Combination (as hereinafter defined) shall require the affirmative vote of the holders of at least 75% of the Voting Stock (as defined in Section 203) of this corporation voting together as a single class, and if the Business Combination is with or upon a proposal by an Interested Stockholder (as defined below), the affirmative vote of the holders of at least 75% of the Voting Stock of this corporation held by Disinterested Stockholders (as hereinafter defined) voting together as a single class, unless all of the conditions specified in any one of the following subparagraphs (i), (ii), (iii) or (iv) are met:

(i) *Approval by Directors.* The proposed Business Combination has been approved by a vote of at least two-thirds of all the directors or, if the proposed Business Combination is with or upon a proposal by an Interested Stockholder, two-thirds of all the Disinterested Directors (as hereinafter defined);

(ii) *Combination with Subsidiary.* The proposed Business Combination is solely between this corporation and a Subsidiary (as hereinafter defined), and such Business Combination does not have the direct or indirect effect of increasing the voting power, whether or not then exercisable, of an Interested Stockholder in any class or series of capital stock of this corporation or Subsidiary;

(iii) *Stockholder Vote not Required.* The proposed Business Combination is a merger with another corporation without action by the stockholders of the corporation to the extent and in the manner permitted from time to time by the laws of the State of Delaware; or

(iv) *Price and Procedural Conditions.* The proposed Business Combination is with or upon a proposal by an Interested Stockholder, involves any cash or consideration other than cash being received by the stockholders of the corporation, solely in their respective capacities as stockholders of the corporation, and all of the following conditions are met:

(a) The aggregate amount of cash and fair market value (as of the date of the consummation of the Business Combination) of consideration other than cash, to be received per share of common stock in such Business Combination by the holders thereof shall be at least equal to the higher of the following: (x) the highest per share price, including any brokerage commissions, transfer taxes and soliciting dealers' fees (with appropriate adjustments for recapitalizations, reclassifications, stock splits, reverse stock splits and stock dividends) paid by the Interested Stockholder for any shares of common stock acquired by it, including those shares acquired by the Interested Stockholder before the date such stockholder became an Interested Stockholder (the "Determination Date"), or (y) the fair market value of the common stock of the corporation (as determined by the Disinterested Directors) on the date the Business Combination is first proposed (the "Announcement Date").

(b) The aggregate amount of cash and fair market value (as of the date of the consummation of the Business Combination) of consideration other than cash, to be received per share of any class or series of preferred stock in such Business Combination by the holders thereof shall be at least equal to the highest of the following: (x) the highest per share price, including any brokerage commissions, transfer taxes and soliciting dealers' fees (with appropriate adjustments for recapitalizations, reclassifications, stock splits, reverse stock splits and stock dividends) paid by the Interested Stockholder for any shares of such class or series of preferred stock acquired by it, including those shares acquired by the Interested Stockholder before the Determination Date; (y) the fair market value of such class or series of preferred stock of the corporation (as determined by the Disinterested Directors) on the Announcement Date; and (z) the highest preferential amount per share of such class or series of preferred stock to which the holders thereof would be entitled in the event of voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation (regardless of whether the Business Combination to be consummated constitutes such an event).

(c) The consideration to be received by holders of a particular class or series of outstanding common or preferred stock shall be in cash or in the same form as the Interested Stockholder has previously paid for shares of such class or series of stock. If the Interested Stockholder has paid for shares of any class or series of stock with varying forms of consideration, the form of consideration given for such class or series of stock in the Business Combination shall be cash or the form used by the Interested Stockholder to acquire the largest number of shares of such class or series of stock previously acquired by it.

(d) No Extraordinary Event (as hereinafter defined) occurs after the Interested Stockholder has become an Interested Stockholder and prior to the consummation of the Business Combination.

(e) A proxy or information statement describing the proposed Business Combination and complying with the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules and regulations) is mailed to public stockholders of the corporation at least thirty (30) days prior to the consummation of such Business Combination, whether or not such proxy or information statement is required pursuant to such Act or subsequent provisions (although such proxy or information statement need only be filed with the Securities and Exchange Commission if a filing is required by such Act or subsequent provisions), and shall contain at the front thereof in a prominent place the recommendation, if any, of the Disinterested Directors as to the advisability or inadvisability of the Business Combination and the recommendation, opinion or evaluation of any investment banking firm selected by a majority of the Disinterested Directors as to the fairness of the Business Combination from the point of view of the stockholders of the corporation other than the Interested Stockholder.

C. **Certain Definitions**. For purposes of paragraph B of this Article XII, all defined terms shall have the meanings attributed to such terms in Section 203(c) of the Delaware General Corporation Law, except for those terms set forth below:

(i) "Business Combination" shall mean any of the following transactions, if entered into by this corporation or a Subsidiary:

(a) the merger or consolidation of this corporation or any Subsidiary; or

(b) the sale, lease, exchange, mortgage, pledge; transfer or other disposition (in one or a series of transactions) of any assets of this corporation or any Subsidiary having an aggregate fair market value equal to 10% or more of either the aggregate fair market value of all of the assets of this corporation determined on a consolidated basis or the aggregate market value of all of the outstanding stock of this corporation;

(c) the issuance or transfer by this corporation or any Subsidiary (in one or a series of transactions) of securities of this corporation or Subsidiary having an aggregate fair market value equal to 10% or more of either the aggregate fair market value of all the assets of this corporation determined on a consolidated basis or the aggregate market value of all of the outstanding stock of this corporation;

(d) the adoption of a plan or proposal for the liquidation or dissolution of this corporation or any Subsidiary; or

(e) the reclassification of securities (including a reverse stock split), recapitalization, consolidation or any other transaction (whether or not involving an Interested Stockholder) which has the direct or indirect effect of increasing the voting power, whether or not then exercisable, of an Interested Stockholder in any class or series of capital stock of this corporation or Subsidiary; or

(f) any agreement, contract or other arrangement providing directly or indirectly for any of the foregoing.

(ii) "Disinterested Director" shall mean any member of the board of directors of this corporation who is not affiliated with an Interested Stockholder and who was a member of the board of directors of this corporation immediately prior to the time that any Interested Stockholder became an Interested Stockholder, and any successor to a Disinterested Director who is not affiliated with an Interested Stockholder and is recommended to succeed a Disinterested Director by a majority of the Disinterested Directors who are then members of the board of directors of this corporation;

(iii) "Disinterested Stockholder" shall mean a stockholder of the corporation who is not an Interested Stockholder or an affiliate or an associate of an Interested Stockholder.

(iv) "Extraordinary Event" shall mean, as to any Business Combination and Interested Stockholder, any of the following events that is not approved by at least two-thirds of all Disinterested Directors:

(a) any failure to declare and pay at the regular date therefor any full quarterly dividend (whether or not cumulative) on outstanding preferred stock; or

(b) any reduction in the annual rate of dividends paid on the common stock (except as necessary to reflect any subdivision of the common stock); or

(c) any failure to increase the annual rate of dividends paid on the common stock as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction that has the effect of reducing the number of outstanding shares of the common stock; or

(d) the receipt by the Interested Stockholder, after the Determination Date, of a direct or indirect benefit (except proportionately as a stockholder) from any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by this corporation or any subsidiary of this corporation, whether in anticipation or in connection with, the Business Combination or otherwise.

(v) "Interested Stockholder" shall have the meaning set forth in Section 203, provided, however, that such term shall not include any person who owned shares of the corporation's capital stock in excess of the 15% limitation set forth in Section 203 on the date of the consummation by the corporation of its first public offering of its common stock.

(vi) "Subsidiary" shall mean any entity of which at least a majority of the outstanding shares of all classes of capital stock is owned directly or indirectly, beneficially or of record, by the corporation; and

(vii) In the event of any Business Combination in which this corporation survives, the phrase "consideration other than cash" as used in subparagraphs B(iv), including subsections (a) and (b) thereunder, of this Article XII shall include the shares of common stock and the shares of any other class or series of preferred stock retained by the holders of such shares.

D. **Determination as to Applicability.** Two-thirds of all Disinterested Directors shall have the power to make all determinations with respect to paragraph B of this Article XII including, without limitation, the transactions that are Business Combinations, the persons who are Interested Stockholders, the time at which an Interested Stockholder became an Interested Stockholder and the fair market value of any assets, securities (including any stock or other securities issued by this corporation) or other property; and any such determinations of such Disinterested Directors shall be conclusive and binding.

E. **No Effect on Fiduciary Obligations of Interested Stockholders.** Nothing contained in this Article XII shall be construed to relieve any Interested Stockholder from any fiduciary obligation imposed by law.

F. **Amendment, Repeal.** In addition to the vote required by Article VIII of this certificate of incorporation, the affirmative vote of the holders of at least two-thirds of the Voting Stock of this corporation, voting together as a single class, and, with respect to the provisions governing Business Combinations with or upon a proposal by an Interested Stockholder, the affirmative vote of the holders of at least two-thirds of the Voting Stock of this Corporation held by Disinterested Stockholders, voting together as a single class, shall be required to amend, repeal or adopt any provisions inconsistent with this Article XII.

ARTICLE XIII

CERTAIN ARRANGEMENTS BETWEEN THE CORPORATION AND ITS CREDITORS

Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under the provision of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

ARTICLE XIV

STOCKHOLDERS' ACTION

Subject to the rights of holders of any class or series of preferred stock, any action required or permitted to be taken by the holders of capital stock of the corporation must be effected at a duly called annual or special meeting of the holders of capital stock of the corporation and may not be effected by any consent in writing by such holders.

ARTICLE XV

SPECIAL MEETINGS OF STOCKHOLDERS

Special meetings of the stockholders may only be called by a majority of the directors then in office.

ARTICLE XVI

NON-STOCKHOLDER INTERESTS

In connection with the exercise of its judgment in determining what is in the best interests of this corporation and its stockholders when evaluating a proposal by another person or persons to make a tender or exchange offer for any equity security of this corporation or any subsidiary, to merge or consolidate with this corporation or any subsidiary or to purchase or otherwise acquire all or substantially all of the assets of this corporation or any subsidiary, the board of directors of this corporation may consider all of the following factors and any other factors which it deems relevant: (a) the adequacy of the amount to be paid in connection with any such transaction; (b) the social and economic effects of the transaction on the corporation and its subsidiaries and the other elements of the communities in which the corporation or its subsidiaries operate or are located; (c) the business and financial condition and earnings prospects of the acquiring person or persons, including, but not limited to, debt service and other existing or likely financial obligations of the acquiring person or persons, and the possible effect of such conditions upon the corporation and its subsidiaries and the other elements of the communities in which the corporation and its subsidiaries operate or are located; (d) the competence, experience, and integrity of the acquiring person or persons and its or their management; and (e) any antitrust or other legal or regulatory issues which may be raised by any such transaction.

ARTICLE XVII

NOMINATIONS AS DIRECTORS

Stockholder nominations of persons for election as directors of this corporation and stockholder proposals with respect to business to be conducted at an annual meeting of stockholders must, in order to be voted upon, be made in writing and delivered to the secretary of this corporation on or before thirty (30) days (or such other period as may be established in the bylaws) in advance of the first anniversary date (month and day) of the previous year's annual meeting.

Dated: August 11, 1994.

Dennis R. Wendte
Dennis R. Wendte
Being the sole incorporator of the corporation.

SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 10/24/1996
960310062 - 2423475

CERTIFICATE OF DESIGNATION

of

SERIES A CONVERTIBLE PREFERRED STOCK

of

SOUTH POINTE FINANCIAL CORPORATION

Pursuant to Section 151 of the General Corporation Law of the State of Delaware

SOUTH POINTE FINANCIAL CORPORATION, a corporation organized and existing under the General Corporation Law of the State of Delaware, in accordance with the provisions of Section 103 thereof, **DOES HEREBY CERTIFY**:

That pursuant to the authority vested in the Board of Directors in accordance with the provisions of the Certificate of Incorporation of the said Corporation, the said Board of Directors on August 21, 1996, adopted the following resolution creating a series of 10,000 shares of Preferred Stock designated as "Series A Convertible Preferred Stock":

> **RESOLVED**, that pursuant to the authority vested in the Board of Directors of this Corporation in accordance with the provisions of the Certificate of Incorporation, a series of Preferred Stock, $250 stated value per share, of the Corporation be and hereby is created, and that the designation and number of shares thereof and the voting and other powers, preferences and relative, participating, optional or other rights of the shares of such series and the qualifications, limitations and restrictions thereof are as follows:

Series A Convertible Preferred Stock

Section 1. __Issuance__. The board of directors (the "Board") of South Pointe Financial Corporation, a Delaware corporation (the "Company"), has designated 10,000 shares of the Company's authorized and unissued preferred stock as Series A Convertible Preferred Stock (the "Series A Preferred Stock"), has authorized such shares for issuance at a price of $250 per share and has determined that no further shares of Series A Preferred Stock shall be issued.

Section 2. __Dividends__. (a) The holders of record of the then outstanding shares of Series A Preferred Stock shall be entitled to receive when, as and if declared by the Board out of any funds legally available therefor, cumulative dividends at the annual rate of $15.625 per share payable in two equal cash payments on the first day (or if not a business day, as defined below, on the next business day thereafter) of January and July, commencing January, 1997, provided, however, that any such semi-annual cash payment shall be prorated with respect to any shares of Series A Preferred Stock that were outstanding less than the total number of days in the six-month calendar period immediately preceding any such payment date. The amount of any such prorated cash payment shall be computed on the basis of the actual number of days in such six-month calendar period during which such shares of Series A Preferred Stock were outstanding. Each such dividend shall be payable to holders of record as they appear on the stock books of the Company on such record dates, not less than 10 and not more than 60 days preceding the dividend payment date, as shall be fixed by the Board. No dividends, other than those payable solely in the Company's common stock, $1.00 par value ("Common Stock"), shall be paid during any fiscal year of the Company with respect to shares of Common Stock or any other security issued by the Company, until dividends in the total amount of $15.625 per share on Series A Preferred Stock shall have been paid. Such dividends shall accrue on each share of Series A Preferred Stock from the date of issuance and from day to day thereafter, whether or not earned or declared. Notwithstanding the foregoing, such dividends shall be cumulative so that if such dividends in respect of any previous or current annual dividend period, at the annual rate specified above, shall not have been paid or declared and a sum sufficient for the payment thereof set apart, the deficiency for any prior year and the amount owed in the current year shall first be fully paid before any dividend or other distribution shall be paid on or declared and set apart for the shares of Common Stock. A "business day" shall be deemed to be any day when trading of securities occurs on the New York Stock Exchange.

(b) Unless full dividends on Series A Preferred Stock for all past dividend periods and the then current dividend period shall have been paid or declared and a sum sufficient for the payment thereof set apart: (i) no dividend whatsoever whether in cash, securities or other property (other than a dividend payable solely in shares of Common Stock) shall be paid or declared and set aside for payment, and no distribution shall be made, on any shares of Common Stock or other class of preferred stock authorized after the date hereof; and (ii) no shares of Common Stock or other class of preferred stock authorized after the date hereof, shall be purchased, redeemed or otherwise acquired by the Company and no funds shall be paid into or set aside or made available for a sinking fund for the purchase, redemption or other acquisition thereof without the approval of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock.

(c) The Company shall not permit any subsidiary of the Company to purchase or otherwise acquire for consideration any shares of stock of the Company unless the Company could, under subsection (b) of this Section 2, purchase or otherwise acquire such shares at such time and such manner.

Section 3. <u>**Redemption Rights**</u>. (a) The corporation shall have the right at any time after the fifth anniversary of the date the first shares of Series A Preferred Stock are issued (the "Original Issue Date") to call and redeem all (but not less than all) of the outstanding shares of Series A Preferred Stock at a price of $250 per share, plus accrued but unpaid dividends thereon, through the Redemption Date. The date on which any such redemption is set by the corporation is referred to herein as the "Redemption Date."

(b) Not less than 30 days nor more than 60 days prior to the Redemption Date, written notice (the "Redemption Notice") shall be mailed, first class postage prepaid, to the holders of the shares of the Series A Preferred Stock at their addresses last shown on the records of the Corporation. The Redemption Notice shall state: (i) the number of shares being redeemed; (ii) what the Redemption Date and Redemption Price are; (iii) that the holders' Conversion Rights (as defined in Section 4) shall terminate; and (iv) that each holder is to surrender to the Corporation, in the manner and at the place designated, the certificates representing the shares of Series A Preferred Stock to be redeemed.

(c) On or before the Redemption Date, the holders of shares of Series A Preferred Stock being redeemed shall surrender the certificate or certificates representing such shares to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof, and each surrendered certificate shall be cancelled and retired.

(d) If the Redemption Notice shall have been duly given, and if on the Redemption Date the Redemption Price is paid, then the dividends with respect to such shares shall cease to accrue after the Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price and all accrued unpaid dividends upon surrender of their certificate or certificates therefor.

Section 4. <u>**Conversion**</u>. The holders of the Series A Preferred Stock shall have the following conversion rights (the "Conversion Rights") and be subject to the following provisions with respect to the conversion of Series A Preferred Stock:

(a) Mandatory Conversion. If the outstanding shares of Series A Preferred Stock have not previously been called for redemption pursuant to the terms hereof, each share of Series A Preferred Stock shall be automatically converted into fully paid and nonassessable shares of Common Stock, at the Conversion Price (as defined below) and in the manner as set forth below on the seventh anniversary of the date of issuance of such share (the "Mandatory Conversion Date") without any action on the part of the holder of such share.

(b) Conversion Price. The price at which each outstanding share of Series A Preferred Stock shall be converted into shares of Common Stock is the amount that results from dividing the sum of $250 plus any Net Accrued Dividends (as defined below) by the Conversion Price (as defined below) per share in effect at the time of conversion. The Conversion Price per share for the Series A Preferred Stock on the Original Issue Date shall be $14.95 and shall be subject to adjustment from time to time as provided herein. Net Accrued Dividends shall mean an amount equal to the accrued dividends on such Series A Preferred Stock through the Mandatory Conversion Date, less the aggregate amount of dividends which would have accrued since the last dividend payment date for the Series A Preferred Stock on the number of shares of the Common Stock into which such shares of Series A Preferred Stock are converted if dividends on such shares of Common Stock accrued at an annual rate based upon the dividends paid by the Corporation on the Common Stock for the most recently ended fiscal period for which Common Stock dividends were paid.

(c) Mechanics of Mandatory Conversion; Issuance of Shares of Common Stock.

(i) Not less than 30 days nor more than 60 days prior to the Mandatory Conversion Date, written notice (the "Conversion Notice") shall be mailed, first class postage prepaid, to the holders of the shares of the Series A Preferred Stock at their addresses last shown on the records of the Corporation. The Conversion Notice shall state: (A) the number of shares being converted; (B) what the Mandatory Conversion Date and Conversion Price are; and (C) that each holder is to surrender to the Corporation, in the manner and at the place designated, the certificates representing the shares of Series A Preferred Stock to be converted.

(ii) On or before the Mandatory Conversion Date, the holders of shares of Series A Preferred Stock being converted shall surrender the certificate or certificates representing such shares to the Corporation, in the manner and at the place designated in the Conversion Notice, and thereupon a certificate or certificates for the number of shares of Common Stock into which such shares of Series A Preferred Stock have been converted shall be issued to the person whose name appears on such surrendered certificate or certificates as the owner thereof, and each surrendered certificate shall be cancelled and retired.

(iii) If the Conversion Notice shall have been duly given, and if on the Mandatory Conversion Date the required number of shares of Common Stock are issued as provided herein, then the dividends with respect to the shares of Series A Preferred Stock shall cease to accrue after the Mandatory Conversion Date and all rights with respect to such shares shall forthwith after the Conversion Date terminate, except only the right of the holders to receive the corresponding shares of Common Stock.

(d) Adjustments for Other Dividends and Distributions. In the event the Company at any time or from time to time after the issuance date of any share of Series A Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Company other than shares of Common Stock, then and in each such event provision shall be made so that the holders of such outstanding shares of Series A Preferred Stock shall receive upon conversion thereof in addition to the number of shares of Common Stock receivable thereupon, the amount of securities of the Company that they would have received had their Series A Preferred Stock been converted into Common Stock on the date of such event and had thereafter, during the period from the date of such event to and including the conversion date, retained such securities receivable by them as aforesaid during such period giving application to all adjustments called for during such period under this Section 4 with respect to the rights of the holders of Series A Preferred Stock.

(e) Adjustment for Reclassification, Exchange or Substitution. If the shares of Common Stock issuable upon the conversion of the shares of Series A Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than an event provided for elsewhere in this Section 4), then and in each such event the holder of each share of Series A Preferred Stock shall have the right thereafter to convert such share into the kind and amounts of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change, by holders of the number of shares of Common Stock into which such shares of Series A Preferred Stock might have been converted immediately prior to such reorganization, reclassification or change, all subject to further adjustment as provided herein.

(f) Reorganization, Mergers, Consolidations or Sales of Assets. If at any time or from time to time there shall be a capital reorganization of the Common Stock (other than an event provided for elsewhere in this Section 4) or a merger, consolidation or statutory exchange of securities of the Company with or into another corporation, or the sale of all or substantially all the Company's properties and assets to any other person, then, as a part of such reorganization, merger, consolidation or sale, provision shall be made so that the holders of Series A Preferred Stock shall thereafter be entitled to receive upon conversion of the shares of Series A Preferred Stock, the number of shares of stock or other securities or property of the Company, or of the successor corporation resulting from such merger or consolidation or sale, to which a holder of that number of shares of Common Stock deliverable upon conversion of the shares of Series A Preferred Stock would have been entitled on such capital reorganization, merger, consolidation or sale. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of Series A Preferred Stock after the reorganization, merger, consolidation or sale to the end that the provisions of this Section 4 (including, if necessary, adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the shares of Series A Preferred Stock) shall be applicable after that event as nearly equivalent as may be practicable. The foregoing provisions shall similarly apply to successive consolidations, mergers, statutory exchanges, sales or conveyances.

(g) Sale of Shares Below Conversion Price.

(i) If at any time or from time to time after the Original Issuance Date, the Company shall issue or sell Additional Shares of Common Stock (as defined below), other than as a dividend as provided in Section 4(e) above, for a consideration per share less than the then existing Conversion Price for Series A Preferred Stock (or, if an adjusted Conversion Price shall be in effect by reason of a previous adjustment, then less than such adjusted Conversion Price), then and in each case the then applicable Conversion Price for Series A Preferred Stock shall be reduced, as of the opening of business on the date of such issue or sale, to a price determined by multiplying the Conversion Price by a fraction, the numerator of which shall be the sum of: (A) the number of shares of Common Stock outstanding immediately prior to such issue or sale; plus (B) the number of shares of Common Stock that the aggregate consideration received by the Company for the total number of Additional Shares of Common Stock so issued would purchase at the Conversion Price, and the denominator of which shall be the sum of: (X) the number of shares of Common Stock outstanding immediately prior to such issue or sale; plus (Y) the number of such Additional Shares of Common Stock so issued.

(ii) For the purpose of making any adjustment in the Conversion Price or number of shares of Common Stock purchasable on the conversion of the shares of Series A Preferred Stock as provided above, the consideration received by the Company for any issue or sale of securities shall:

(A) to the extent it consists of cash, be computed at the net amount of cash received by the Company after deduction of any underwriting or similar commissions, concessions or compensation paid or allowed by the Company in connection with such issue or sale;

(B) to the extent it consists of services or property other than cash, be computed at the fair value of such services or property as determined in good faith by the Board; and

(C) if Additional Shares of Common Stock, Convertible Securities (as defined below), or rights or options to purchase either Additional Shares of Common Stock or Convertible Securities are issued or sold together with other stock or securities or other assets of the Company for a consideration that covers both, be computed as the portion of the consideration so received that may be reasonably determined in good faith by the Board to be allocable to such Additional Shares of Common Stock, Convertible Securities or rights or options.

(iii) For the purpose of the adjustment provided in subsection (i) of this Section 4(g), if at any time or from time to time after the Original Issuance Date the Company shall issue any rights or options for the purchase of, or stock or other securities convertible into, Additional Shares (as defined below) of Common Stock (such convertible stock or securities being referred to as "Convertible Securities"), then, in each case, if the Effective Price (as defined below) of such rights, options or Convertible Securities shall be less than the then existing Conversion Price for Series A Preferred Stock, the Company shall be deemed to have issued at the time of the issuance of such rights or options or Convertible Securities the maximum number of Additional Shares of Common Stock issuable upon exercise or conversion thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Company for the rights or options or Convertible Securities, plus, in the case of such options or rights, the minimum amounts of consideration, if any, payable to the Company upon exercise or conversion of such options or rights. For purposes of the foregoing, "Effective Price" shall mean the quotient determined by dividing the total of all such consideration by such maximum number of Additional Shares of Common Stock. No further adjustment of the Conversion Price adjusted upon the issuance of such rights, options or Convertible Securities shall be made as a result of the actual issuance of Additional Shares of Common Stock on the exercise of any such rights or options or the conversion of any such Convertible Securities. If any such rights or options or the conversion privilege represented by any such Convertible Securities shall expire without having been exercised, the Conversion Price adjusted upon the issuance of such rights, options or Convertible Securities shall be readjusted to the Conversion Price that would have been in effect had an adjustment been made on the basis that the only Additional Shares of Common Stock so issued were the Additional Shares of Common Stock, if any, actually issued or sold on the exercise of such rights or options or rights of conversion of such Convertible Securities, and such Additional Shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise, plus the consideration, if any, actually received by the Company for the granting of all such rights or options, whether or not exercised, plus the consideration received for issuing or selling the Convertible Securities actually converted plus the consideration, if any, actually received by the Company on the conversion of such Convertible Securities.

(iv) For the purpose of the adjustment provided for in subsection (i) of this Section 4(g), if at any time or from time to time after the Original Issuance Date the Company shall issue any rights or options for the purchase of Convertible Securities, then, in each such case, if the Effective Price thereof is less than the current Conversion Price, the Company shall be deemed to have issued at the time of the issuance of such rights or options the maximum number of Additional Shares of Common Stock issuable upon conversion of the total amount of Convertible Securities covered by such rights or options and to have received as consideration for the issuance of such Additional Shares of Common Stock an amount equal to the amount of consideration, if any, received by the Company for the issuance of such rights or options, plus the minimum amounts of consideration, if any, payable to the Company upon the conversion of such Convertible Securities. For purposes of the foregoing, "Effective Price" shall mean the quotient determined by dividing the total amount of such consideration by such maximum number of Additional Shares of Common Stock. No further adjustment of such Conversion Price adjusted upon the issuance of such rights or options shall be made as a result of the actual issuance of the Convertible Securities upon the exercise of such rights or options or upon the actual issuance of Additional Shares of Common Stock upon the conversion of such Convertible Securities. The provisions of subsection (iii) of this Section 4(g) for the readjustment of such Conversion Price upon the expiration of rights or options or the rights of conversion of Convertible Securities, shall apply *mutatis mutandis* to the rights, options and Convertible Securities referred to in this subsection (iv).

(h) Definition of Additional Shares. The term "Additional Shares of Common Stock" as used herein shall mean all shares of Common Stock issued or deemed issued by the Company after the Original Issuance Date, whether or not subsequently reacquired or retired by the Company, other than: (i) shares of Common Stock issued upon conversion of the shares of Series A Preferred Stock; (ii) any shares of Common Stock (as adjusted for all stock dividends, stock splits, subdivisions and combinations) issued to employees, officers, directors, consultants or other persons performing services for the Company (if so issued solely because of any such person's status as an officer, director, employee, consultant or other person performing services for the Company and not as part of any general offering of the Company's securities) pursuant to any stock option plan, stock purchase plan or management incentive plan, agreement or arrangement approved by the Board; and (iii) any shares of Common Stock issued by the Company as full or partial consideration by the Company in connection with a merger, consolidation, purchase of assets or other transaction resulting in the acquisition by the Company of greater than 25% of the voting securities of any other corporation, financial institution or other entity, provided that the Common Stock used in such transaction is valued for purposes thereof at not less than its then book value.

(i) Accountants' Certificate of Adjustment. In each case of an adjustment or readjustment of the Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of the shares of Series A Preferred Stock, the Company, at its expense, shall cause independent certified public accountants of recognized standing selected by the Company (who may be the independent certified public accountants then auditing the books of the Company) to compute such adjustment or readjustment in accordance herewith and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of shares of Series A Preferred Stock at the holder's address as shown on the Company's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based including a statement of: (i) the consideration received or to be received by the Company for any Additional Shares of Common Stock issued or sold or deemed to have been issued or sold; (ii) the Conversion Price at the time in effect for each series of Series A Preferred Stock; and (iii) the number of Additional Shares of Common Stock and the type and amount, if any, of other property which at the time would be received upon conversion of the shares of Series A Preferred Stock.

(j) Notices of Record Date. In the event of any taking by the Company of a record of the holders of any class or series of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any reclassification or recapitalization of the capital stock of the Company, any merger, consolidation or share exchange involving the Company, or any transfer of all or substantially all the assets of the Company to any other corporation, entity or person, or any voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, the Company shall mail to each holder of shares of Series A Preferred Stock (other than any such holder who is also a holder of record, or the affiliate of a holder of record, of shares of Common Stock, or is a director or executive officer, or an affiliate of a director or executive officer, of the Company) at least 30 days prior to the record date specified therein, a notice specifying: (i) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution; (ii) the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective; and (iii) the time, if any is to be fixed, as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up.

(k) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of shares of Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall pay cash equal to the product of such fraction multiplied by the Conversion Price on the Conversion Date. Whether or not the fractional shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Preferred Stock the holder is at the time converting into shares of Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

(l) Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock. As a condition precedent to the taking of any action which would cause an adjustment to the Conversion Price, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient in order that it may validly and legally issue the shares of its Common Stock issuable based upon such adjusted Conversion Price.

(m) Notices. Any notice required or permitted by the provisions of this Section 4 to be given to the holder of shares of Series A Preferred Stock or the Company, respectively, shall be deemed given when personally delivered to such holder or the Company or five business days after the same has been deposited in the United States mail, first class postage prepaid and addressed to each holder of record at his or her address appearing on the books of the Company or the Company's registered office in the state of Illinois, as the case may be, provided, however, that the written notice to be delivered to the Company by the holder of shares of Series A Preferred Stock in connection with the conversion of such stock shall be effective only upon actual receipt by the Company.

(n) Payment of Taxes. The Company will pay all taxes and other governmental charges (other than taxes measured by the revenue or income of the holders of shares of Series A Preferred Stock) that may be imposed in respect of the issue or delivery of shares of Common Stock upon conversion of shares of Series A Preferred Stock.

(o) No Dilution or Impairment. The Company shall not amend its Certificate of Incorporation or participate in any reorganization, recapitalization, transfer of assets, consolidation, merger, share exchange, dissolution, issue or sale of securities or any other voluntary action, for the purpose of avoiding or seeking to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in carrying out all such actions as may be reasonably necessary or appropriate to protect the conversion rights of the holders of shares of Series A Preferred Stock against dilution or other impairment.

(p) Duty to Make Fair Adjustments in Certain Cases. If any event occurs as to which the other provisions of this Section 4 are not strictly applicable or if strictly applicable would not fairly protect the Conversion Rights of the holders of shares of Series A Preferred Stock in accordance with the essential intent and principles of such provisions, then the Board shall make an adjustment in the application of such provisions, in accordance with such essential intent and principles, so as adequately to protect such Conversion Rights.

Section 5. Voting Rights. The holders of each share of Series A Preferred Stock shall not be entitled to vote, except as required by law and except that the holders of Series A Preferred Stock shall have full voting rights upon conversion of the Series A Preferred Stock into Common Stock. The holder of Series A Preferred Stock (other than any such holder who is also a holder of record, or the affiliate of a holder of record, of the Corporation's Common Stock, or is a director or executive officer, or an affiliate of a director or executive officer, of the Corporation) shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Corporation, and if voting rights are applicable as provided herein, such holder shall be entitled to a number of votes equal to the number of full shares of Common Stock into which such shares of Series A Preferred Stock could be converted pursuant to Section 4 hereof, at the record date for the determination of stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited.

Section 6. Liquidation. Upon the dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, the holders of shares of Series A Preferred Stock shall be entitled to receive out of the assets of the Company available for distribution to stockholders, the amount of $250 per share, plus any dividends whether or not declared or due which have accrued thereon through the date of such distribution, but which remain unpaid, before any payment or distribution shall be made on shares of Common Stock or any other securities issued by the Company. In the event the assets of the Company available for distribution to the holders of shares of Series A Preferred Stock upon any dissolution, liquidation or winding up of the Company shall be insufficient to pay in full all amounts to which such holders are entitled pursuant to this Section, then all of the assets of the Company to be distributed shall be distributed ratably to the holders of Series A Preferred Stock. After the payment to the holders of the shares of Series A Preferred Stock of the full amounts provided for in this Section, the holders of shares of Series A Preferred Stock as such shall have no right or claim to any of the remaining assets of the Company.

Section 7. Information Rights. The holders of shares of Series A Preferred Stock shall be entitled to receive the same financial information of the Company as is sent to the holders of Common Stock.

IN WITNESS WHEREOF, the undersigned have executed this Certificate this 22nd day of October, 1996.

ATTEST | **SOUTH POINTE FINANCIAL CORPORATION**

By: Olie L. Musgrave, Secretary

By: Thomas J. Throgmorton, Chairman of the Board

STATE OF ILLINOIS)
) **SS:**
COUNTY OF WILLIAMSON)

BE IT REMEMBERED that, on Oct 22, 1996, before me, a Notary Public duly authorized by law to take acknowledgement of deeds, personally came each of Thomas J. Throgmorton and Olie L. Musgrave, the Chairman of the Board and the Secretary of South Pointe Financial Corporation, respectively, who duly signed the foregoing instrument before me and acknowledged that such signing is his respective act and deed, that such instrument as executed is the act and deed of said corporation and that the facts stated therein are true.

GIVEN under my hand on Oct 22, 1996.


"OFFICIAL SEAL"
PHYLLIS ANN WALLACE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12/28/99

Phyllis A Wallace
Notary Public

DRW/CERTDES.A02
MUSG 10/19/96

SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 07/16/1998
981276281 - 2423475

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

OF

SOUTH POINTE FINANCIAL CORPORATION

It is hereby certified that:

1. The name of the corporation is South Pointe Financial Corporation.

2. The certificate of incorporation of the corporation is hereby amended by striking out Article IV thereof and by substituting in lieu of said Article the following new Article:

"**ARTICLE IV**

AUTHORIZED STOCK

The total number of shares of stock which the corporation shall have authority to issue is one million (1,000,000) shares of Common Stock, par value of $1.00 per share, and thirty thousand (30,000) shares of Preferred Stock, par value of $1.00.

The shares of Preferred Stock may be issued from time to time in one or more series. The board of directors of this corporation shall have authority to fix by resolution or resolutions the designations and the powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including, without limitation, the voting rights, the dividend rate, conversion rights, redemption price and liquidation preference, of any series of shares of Preferred Stock, to fix the number of shares constituting any such series and to increase or decrease the number of shares of any such series (but not below the number of shares thereof then outstanding). In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution or resolutions originally fixing the number of shares of such series."

3. The amendment of the certificate of incorporation herein certified has been duly adopted in accordance with the provision of Section 242 of the General Corporation Law of the State of Delaware.

4. The effective time of the amendment herein certified shall be the time and date of its filing with the Secretary of State.

Signed on: July 14, 1998

SOUTH POINTE FINANCIAL CORPORATION

By: [signature]
Olie L. Musgrave, President/CEO

SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 07/21/1998
981282269 - 2423475

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

OF

SOUTH POINTE FINANCIAL CORPORATION

It is hereby certified that:

1. The name of the corporation is South Pointe Financial Corporation.

2. The certificate of incorporation of the corporation is hereby amended by striking out Section 2(a) thereof and by substituting in lieu of said Section the following new Section:

" Section 2. Dividends. (a) The holders of record of the then outstanding shares of Series A Preferred Stock shall be entitled to receive when, as and if declared by the Board out of any funds legally available therefor, cumulative dividends at the annual rate of $15.625 per share payable in four equal cash payments on the first day (or if not a business day, as defined below, on the next business day thereafter) of January, April, July and October, commencing January, 1997, provided, however, that any such quarterly cash payment shall be prorated with respect to any shares of Series A Preferred Stock that were outstanding less than the total number of days in the three-month calendar period immediately preceding any such payment date. The amount of any such prorated cash payment shall be computed on the basis of the actual number of days in such three-month calendar period during which such shares of Series A Preferred Stock were outstanding. Each such dividend shall be payable to holders of record as they appear on the stock books of the Company on such record dates, not less than 10 and not more than 60 days preceding the dividend payment date, as shall be fixed by the Board. No dividends, other than those payable solely in the Company's common stock, $1.00 par value ("Common Stock"), shall be paid during any fiscal year of the Company with respect to shares of Common Stock or any other security issued by the Company, until dividends in the total amount of $15.625 per share on Series A Preferred Stock shall have been paid. Such dividends shall accrue on each share of Series A Preferred Stock from the date of issuance and from day to day thereafter, whether or not earned or declared. Notwithstanding the foregoing, such dividends shall be cumulative so that if such dividends in respect of any previous or current annual dividend period, at the annual rate specified above, shall not have been paid or declared and a sum sufficient for the payment thereof set apart, the deficiency for any prior year and the amount owed in the current year shall first be fully paid before any dividend or other distribution shall be paid on or declared and set apart for the shares of Common Stock. A "business day" shall be deemed to be any day when trading of securities occurs on the New York Stock Exchange."

The effective time of the amendment herein certified shall be the time and date of its filing with the Secretary of State.

Dated: July 17, 1998.

SOUTH POINTE FINANCIAL CORPORATION

By: Olie L. Musgrave
Olie L. Musgrave
President & Chief Executive Officer

EXHIBIT 2.02

Bylaws

of

SOUTH POINTE FINANCIAL CORPORATION,
A Delaware Corporation

ARTICLE I

Offices

Section 1.1 The corporation shall maintain a registered office in the State of Delaware as required by law. The corporation may also have offices at other places, within or without the State of Delaware, as the business of the corporation may require.

ARTICLE II

Stockholders

Section 2.1 ANNUAL MEETING. An annual meeting of the stockholders shall be held commencing in 1995 on the third Monday in May of each year, if not a legal holiday, and if a legal holiday, then on the next succeeding business day, or on such date as shall be determined by the board of directors, for the election of directors and for the transaction of such other business as may come before the meeting.

Section 2.2 SPECIAL MEETINGS. Special meetings of the stockholders may only be called by a majority of the directors then in office.

Section 2.3 ACTION BY STOCKHOLDERS. (a) At any annual or special meeting of stockholders, only such new business shall be conducted, and only such proposals shall be acted upon, as shall have been brought before the meeting by, or at the direction of, the board of directors, or by any stockholder entitled to vote at such meeting, provided, however, that such stockholder has complied with the procedures set forth in this Section 2.3.

(b) For a proposal to be properly brought before a special or annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of the corporation as set forth in this Section 2.3. To be timely, a stockholder's notice must be delivered, mailed or telegraphed to the principal executive offices of the corporation not less than 30 days nor more than 75 days prior to the date of the originally scheduled meeting, regardless of any postponements, deferrals or adjournments of that meeting to a later date; provided, however, that, if less than 40 days' notice of the date of the scheduled meeting is given or made by the corporation, notice by the stockholder, to be timely, must be so delivered, mailed or telegraphed to the corporation not later than the close of business on the 10th day following the day on which notice of the date of the scheduled meeting was first mailed to stockholders. Such stockholder's notice shall set forth as to each matter the stockholder proposes to bring before the meeting: (i) a brief description of the proposal desired to be brought before the meeting and the reasons for conducting such business at the meeting; (ii) the name and address, as they appear on the corporation's books, of the stockholder proposing such business; (iii) the number of shares of the corporation's common stock beneficially owned by such stockholder on the date of such stockholder's notice; and (iv) any financial or other interest of such stockholder in the proposal.

(c) The board of directors may reject any stockholder proposal not timely made in accordance with this Section 2.3. If the board of directors determines that the information provided in a stockholder's notice does not satisfy the informational requirements hereof, the secretary of the corporation shall promptly notify such stockholder of the deficiency in the notice. The stockholder shall then have an opportunity to cure the deficiency by providing additional information to the secretary within such period of time, not to exceed 10 days from the date such deficiency notice is given to the stockholder, as the board of directors shall determine. If the deficiency is not cured within such period, or if the board of directors determines that the additional information provided by the stockholder, together with the information previously provided, does not satisfy the requirements of this Section 2.3, then the board of directors may reject such stockholder's proposal. The secretary of the corporation shall notify a stockholder in writing whether his or her proposal has been made in accordance with the time and information requirements hereof.

(d) This Section 2.3 shall not prevent the consideration and approval or disapproval at a special or annual meeting of reports of officers, directors and committees of the board of directors, but in connection therewith no new business shall be acted upon at any such meeting unless stated, filed and received as herein provided.

Section 2.4 PLACE OF MEETING. The board of directors may designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting or for any special meeting called by the board of directors. If no designation is made or if a special meeting is called otherwise than by the board of directors, the place of meeting shall be the principal place of business of the corporation.

Section 2.5 NOTICE OF MEETING. Written notice stating the place, date and hour of the meeting, the place where the stockholder list may be examined prior to the meeting, if different from the place of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given in person or by mail or telegram not less than ten nor more than sixty days before the date of the meeting, or in the case of a merger or consolidation of the corporation requiring stockholder approval or a sale, lease or exchange of all or substantially all of the corporation's property and assets, not less than twenty nor more than sixty days before the date of meeting, by or at the direction of the chairman of the board, the president, any vice president, the secretary or the officer or persons calling the meeting, to each stockholder of record entitled to vote at such meeting. If mailed, notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at his or her address as it appears on the records of the corporation. If notice is given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. If notice is given by overnight delivery service, such notice will be deemed delivered on the next business day after the date of delivery to a nationally recognized overnight delivery service. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken, unless the adjournment is for more than thirty days, or unless, after adjournment, a new record date is fixed for the adjourned meeting, in either of which cases notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. Notice need not be given to any stockholder who submits a written waiver of notice signed by such stockholder either before or after any meeting. Attendance by a stockholder at a meeting of stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting need be specified in any waiver of notice of such meeting.

Section 2.6 NOMINATIONS OF DIRECTORS. (a) Nominations, other than those made by, or at the direction of, a majority of the board of directors or a committee thereof shall be made only if timely written notice of such nomination or nominations has been given to the secretary of the corporation. To be timely, such notice shall be delivered to or mailed and received at the principal executive offices of the corporation not less than 30 days nor more than 75 days prior to the meeting irrespective of any deferrals, postponements or adjournments thereof to a later date; provided, however, that in the event that less than 40 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of meeting was mailed or such public disclosure was made, whichever first occurs. Each such notice to the secretary shall set forth: (i) the name and address of record of the stockholder who intends to make the nomination; (ii) a representation that the stockholder is a holder of record of shares of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) the name, age, business and residence addresses, and principal occupation or employment of each nominee; (iv) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or person) pursuant to which the nomination or nominations are to be made by the stockholder; (v) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, as then in effect; and (vi) the consent of each nominee to serve as a director of the corporation if so elected. The corporation may require any proposed nominee to furnish such other information as may reasonably be required by the corporation to determine the eligibility of such proposed nominee to serve as a director of the corporation.

(b) A majority of the board of directors may reject any nomination by a stockholder not timely made or otherwise not in accordance with the terms of this Section 2.6. If a majority of the board of directors reasonably determines that the information provided in a stockholder's notice does not satisfy the informational requirements of this Section 2.6 in any material respect, the secretary of the corporation shall promptly notify such stockholder of the deficiency in writing. The stockholder shall have an opportunity to cure the deficiency by providing additional information to the secretary within such period of time, not to exceed 10 days from the date such deficiency notice is given to the stockholder, as a majority of the board of directors shall reasonably determine. If the deficiency is not cured within such period, or if a majority of the board of directors reasonably determines that the additional information provided by the stockholder, together with the information previously provided, does not satisfy the requirements of this Section 2.6 in any material respect, then a majority of the board of directors may reject such stockholder's nomination. The secretary of the corporation shall notify a stockholder in writing whether his or her nomination has been made in accordance with the time and information requirements of this Section 2.6.

Section 2.7 FIXING OF RECORD DATE. (a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

Section 2.8 VOTING LISTS. The officer or agent who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and number of shares registered in his or her name, which list, for a period of ten days prior to such meeting, shall be kept on file either at a place within the city where the meeting is to be held and which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held, and shall be open to the examination of any stockholder, for any purpose germane to the meeting, at any time during ordinary business hours. Such list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 2.9 STOCK LEDGER. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger or the books of the corporation, or to vote in person or by proxy at any meeting of stockholders.

Section 2.10 QUORUM. A majority of the outstanding shares of voting stock of the corporation, represented in person or by proxy, shall constitute a quorum at any meeting of stockholders; provided, however, that if less than a majority of the outstanding shares of voting stock are represented at said meeting, a majority of the shares of voting stock so represented may adjourn the meeting. If a quorum is present, the affirmative vote of a majority of the shares of voting stock represented at the meeting shall be the act of the stockholders in all matters other than the election of directors, who shall be elected by a plurality of the votes of the shares present in person or by proxy and entitled to vote on the election of directors, unless the vote of a greater number or voting by classes is required by the General Corporation Law of the State of Delaware, the certificate of incorporation or these bylaws. At any adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the original meeting. Withdrawal of stockholders from any meeting shall not cause failure of a duly constituted quorum at that meeting.

Section 2.11 PROXIES. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Every proxy must be signed by the stockholder or his or her attorney-in-fact. A duly executed proxy shall be irrevocable if it states that it is irrevocable, and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally.

Section 2.12 VOTING OF STOCK. Subject to the provisions of the certificate of incorporation, each stockholder shall at every meeting of the stockholders be entitled to one vote for each share of the voting stock held by such stockholder.

Section 2.13 VOTING OF STOCK BY CERTAIN HOLDERS. (a) Persons holding stock in a fiduciary capacity shall be entitled to vote the shares so held. Persons whose stock is pledged shall be entitled to vote, unless in the transfer by the pledgor on the books of the corporation he or she has expressly empowered the pledgee to vote thereon, in which case only the pledgee or his or her proxy may represent such stock and vote thereon. Shares of its own stock belonging to the corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held by the corporation, shall neither be entitled to vote nor counted for quorum purposes, but shares of its stock held, directly or indirectly, by the corporation in a fiduciary capacity may be voted by it and counted for quorum purposes.

(b) Subject always to the specific directions of the board of directors, any share or shares of stock issued by any other corporation and owned or controlled by the corporation may be voted at any stockholders' meeting of such other corporation by the chairman of the board or the president, if he or she be present, or in his or her absence by any vice president. Whenever, in the judgment of the chairman of the board or the president, or in his or her absence, any vice president, it is desirable for the corporation to execute a proxy in respect to any share or shares of stock issued by any other corporation and owned by the corporation, such proxy shall be executed in the name of the corporation by the chairman of the board or the president and shall be attested by the secretary without necessity of any authorization by the board of directors. Any person or persons designated in the manner above stated as the proxy or proxies of the corporation shall have full right, power and authority to vote the share or shares of stock issued by such other corporation and owned by the corporation the same as such share or shares might be voted by the corporation.

Section 2.14 VOTING BY BALLOT. Voting in any election of directors may, if permitted by the certificate of incorporation, be by voice vote, and voting on any other questions shall be by voice vote unless, in each case, the presiding officer shall order or any stockholder shall demand that voting be by ballot.

Section 2.15 INSPECTORS. The board of directors, in advance of any meeting, may, but need not, appoint one or more inspectors of election to act at the meeting or any adjournment thereof. If an inspector or inspectors are not appointed, the person presiding at the meeting may, or upon the request of any stockholder shall, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the directors in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, if any, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his or her ability. The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes or ballots, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes or ballots, determine the results, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspector or inspectors, if any, shall make a report in writing of any challenge, question or matter determined by the inspector or inspectors and execute a certificate of any fact found by the inspector or inspectors.

ARTICLE III

Directors

Section 3.1 GENERAL POWERS. The business of the corporation shall be under the direction of its board of directors, except as otherwise provided in the certificate of incorporation.

Section 3.2 NUMBER AND QUALIFICATIONS. (a) The number of directors of the corporation shall be not less than five nor more than thirteen or such other number as may be determined from time to time as provided in the certificate of incorporation.

(b) The directors of the corporation shall be divided into three classes, Class I, Class II and Class III, as nearly equal in number as the then total number of directors constituting the entire board permits with the term of office of one class expiring each year. Directors of Class I shall hold office for an initial term expiring at the 1995 annual meeting, directors of Class II shall hold office for an initial term expiring at the 1996 annual meeting and directors of Class III shall hold office for an initial term expiring at the 1997 annual meeting. Any vacancies in the board of directors for any reason, and any directorships resulting from any increase in the number of directors, may be filled by the board of directors, acting by a majority of the directors then in office, although less than a quorum, and any directors so chosen shall hold office until the next election of the class for which such directors shall have been chosen and until their successors shall be elected and qualified. If the number of directors is changed, any increase or decrease in the number of directors shall be apportioned among the classes so as to maintain all classes as equal in number as possible. At each annual meeting of stockholders, the successors to the class of directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting.

(c) Notwithstanding any other provisions of the certificate of incorporation of the corporation or these bylaws (and notwithstanding the fact that some lesser percentage may be specified by law, the certificate of incorporation or these bylaws of the corporation), any director or the entire board of directors of the corporation may be removed at any time, but only for cause and only by the affirmative vote of the holders of not less than 70% of the outstanding shares of stock of the corporation entitled to vote generally in the election of directors (considered for this purpose as one class) cast at an annual meeting of stockholders or at a meeting of the stockholders called for that purpose.

Section 3.3 ELECTION AND VACANCIES. Each class of directors to be elected shall be elected at the annual meeting of the stockholders of the corporation and shall hold office until their successors are elected and qualified or until their earlier death, resignation or removal. Any director may resign at any time upon written notice to the corporation. Thereafter, directors who are elected at an annual meeting of stockholders, and directors who are elected in the interim to fill vacancies and newly created directorships, shall hold office until the next annual meeting of stockholders at which directors of such class are to be elected and until their successors are elected and qualified or until their earlier death, resignation or removal. In the interim between annual meetings of stockholders or of special meetings of stockholders called for the election of directors and/or for the removal of one or more directors and for the filling of any vacancy in that connection, newly created directorships and any vacancies in the board of directors, including vacancies resulting from the removal of directors, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

Section 3.4 ASSOCIATE DIRECTORS. The board of directors, from time to time, may appoint one or more non-voting associate directors. The associate directors, who would not be members of the board of directors, shall serve in a non-voting advisory capacity with respect to the board of directors of the corporation, and may be invited, without obligation, to attend the meetings of the board of directors of the corporation, without the power of final decision in matters concerning the business of the corporation. Any listing of the associate directors shall distinguish between them and the corporation's board of directors or indicate their associate status. Associate directors may receive such fees as may be determined by the board of directors.

Section 3.5 REGULAR MEETINGS. A regular meeting of the board of directors shall be held without other notice than this bylaw, immediately after, and at the same place as, the annual meeting of stockholders. The board of directors may provide, by resolution, the time and place, either within or without the State of Delaware, for the holding of additional regular meetings without other notice than such resolution.

Section 3.6 SPECIAL MEETINGS. Special meetings of the board of directors may be called by or at the request of the president or any director. The person or persons calling such special meeting of the board of directors shall fix a place, either within or without the State of Delaware, as the place for holding any special meeting of the board of directors.

Section 3.7 NOTICE. Notice of any special meeting of the board of directors stating the time and place of such meeting shall be given by delivery of notice not less than forty-eight hours prior to the time of such proposed meeting by: (a) written notice delivered personally or by mail, recognized overnight delivery service, telegraph or telecopy to each director at his or her business or residence address or telecopy number or at any other address or telecopy number provided by a director to the corporation; or (b) oral notice given in person or provided to such director by telephone wherever he or she may be located. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, on a business day before 5:00 p.m. local time, so addressed, with postage thereon prepaid. If notice is given by overnight delivery service, such notice will be deemed delivered on the next business day after the date of delivery to a nationally recognized overnight delivery service. If notice is given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. If notice is given by telecopy, such notice shall be deemed to be delivered when sent to the telecopy number provided to the corporation by any director and receipt is confirmed by telephone with such director, or any adult family member, employee or agent of such director. Written notice delivered personally and oral notice given in person or by telephone shall be deemed delivered when so delivered or given to such director. Notice need not be given to any director who submits a written waiver of notice signed by him or her either before or after any meeting. The attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of such meeting.

Section 3.8 QUORUM. A majority of the number of directors fixed by or determined in accordance with these bylaws shall constitute a quorum for the transaction of business at any meeting of the board of directors, provided, however, that if less than a majority of such number of directors are present at said meeting, a majority of the directors present may adjourn the meeting from time to time without further notice. A majority of the number of directors serving on a committee of the board shall constitute a quorum for the transaction of business at any meeting of the committee. Interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of any committee thereof.

Section 3.9 MANNER OF ACTING. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors or of a committee of the board, as the case may be.

Section 3.10 ACTION WITHOUT A MEETING. Any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting if all the members of the board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the board or committee.

Section 3.11 COMPENSATION. The board of directors shall have authority to establish reasonable compensation of all directors for services to the corporation as directors, officers or otherwise.

Section 3.12 LIABILITY FOR UNLAWFUL PAYMENT OF DIVIDEND. In case of any willful or negligent violation of the provisions of sections 160 or 173 of the Delaware General Corporation Law regarding the payment of dividends, any director who may have been absent when the same was done, or who may have dissented from the act or resolution by which the same was done, may exonerate himself or herself from such liability by causing his or her dissent to be entered on the books containing the minutes of the proceedings of the directors at the time the same was done, or immediately after he or she has notice of the same.

Section 3.13 TELEPHONE MEETINGS. Members of the board of directors, or of any committee thereof, may participate in a meeting of the board or committee, as the case may be, by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at the meeting.

Section 3.14 COMMITTEES. The board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, each committee to consist of one or more of the directors of the corporation. Any such committee, to the extent provided in the resolution of the board of directors, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, to the extent permitted under the Delaware General Corporation Law.

ARTICLE IV

Executive Committee

Section 4.1 APPOINTMENT. The board of directors by resolution adopted by a majority of the full board of directors, may designate two or more of its members to constitute an executive committee. The designation of such committee and the delegation thereto of authority shall not operate to relieve the board of directors, or any member thereof, of any responsibility imposed by law.

Section 4.2 AUTHORITY. The executive committee, when the board of directors is not in session, shall have and may exercise all of the authority of the board of directors except to the extent, if any, that such authority shall be limited by the resolution appointing the executive committee and except also that the executive committee shall not have the authority of the board of directors in reference to any action for which the certificate of incorporation or the bylaws would require approval by the vote of greater than a majority of the number of directors as may be fixed from time to time, in the manner prescribed in the certificate of incorporation, by the board of directors of the corporation.

Section 4.3 TENURE AND QUALIFICATION. Each member of the executive committee shall hold office until the next regular annual meeting of the board of directors following his or her designation and until his or her successor is designated as a member of the executive committee and is elected and qualified.

Section 4.4 MEETINGS. Regular meetings of the executive committee may be held without notice at such times and places as the executive committee may fix from time to time by resolution. Special meetings of the executive committee may be called by any member thereof by notice stating the place, date and hour of the meeting which is delivered not less than twenty-four hours prior to the time of such proposed meeting by: (a) written notice delivered personally or by mail, recognized overnight delivery service, telegraph or telecopy to each executive committee member at his or her business or residence address or telecopy number or at any other address or telecopy number provided by an executive committee member to the corporation; or (b) oral notice given in person or provided to such executive committee member by telephone wherever he or she may be located. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, on a business day before 5:00 p.m. local time, so addressed, with postage thereon prepaid. If notice is given by overnight delivery service, such notice will be deemed delivered on the next business day after the date of delivery to a nationally recognized overnight delivery service. If notice is given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. If notice is given by telecopy, such notice shall be deemed to be delivered when sent to the telecopy number provided to the corporation by any executive committee member and receipt is confirmed by telephone with such executive committee member, or any adult family member, employee or agent of such executive committee member. Written notice delivered personally and oral notice given in person or by telephone shall be deemed delivered when so delivered or given to any executive committee members. Any member of the executive committee may waive notice of any meeting and no notice of any meeting need be given to any member thereof who attends in person. The notice of a meeting of the executive committee need not state the business proposed to be transacted at the meeting.

Section 4.5 QUORUM. A majority of the members of the executive committee shall constitute a quorum for the transaction of business at any meeting thereof and action of the executive committee must be authorized by the affirmative vote of a majority of the members present at a meeting at which a quorum is present.

Section 4.6 ACTION WITHOUT A MEETING. Any action that may be taken by the executive committee at a meeting may be taken without a meeting if a consent in writing, setting forth the action so to be taken, shall be signed by all of the members of the executive committee before such action is taken.

Section 4.7 VACANCIES. Any vacancy in the executive committee may be filled by a resolution adopted by a majority of the full board of directors.

Section 4.8 RESIGNATIONS AND REMOVAL. Any member of the executive committee may be removed at any time with or without cause by resolution adopted by a majority of the full board of directors. Any member of the executive committee may resign from the executive committee at any time by giving written notice to the president or secretary, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.9 PROCEDURE. The executive committee shall elect a presiding officer from its members and may fix its own rules or procedures which shall not be inconsistent with these bylaws.

ARTICLE V

Officers

Section 5.1 NUMBER. The officers of the corporation shall be a chairman of the board, a president, one or more vice presidents, a secretary and a treasurer, each of whom shall be elected by the board of directors. Such other officers, assistant officers and acting officers as may be deemed necessary may be elected or appointed by the board of directors. Any two or more offices may be held by the same person.

Section 5.2 ELECTION AND TERM OF OFFICE. The officers of the corporation to be elected by the board of directors shall be elected annually by the board of directors at the first meeting of the board of directors held after each annual meeting of the stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Vacancies may be filled or new offices created and filled at any meeting of the board of directors. Each officer shall hold office until his or her successor shall have been duly elected and qualified or until his or her death or until he or she shall resign or shall have been removed in the manner hereinafter provided. Election or appointment of an officer or agent shall not of itself create contract rights.

Section 5.3 REMOVAL. Any officer or agent elected or appointed by the board of directors may be removed by the board of directors whenever in its judgment the best interests of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

Section 5.4 VACANCIES. A vacancy in any office because of death, removal, disqualification or otherwise, may be filled by the board of directors for the unexpired portion of the term of such office.

Section 5.5 THE CHAIRMAN OF THE BOARD. The chairman of the board shall preside at all meetings of the stockholders and of the board of directors and exercise such other powers and perform such duties as the board of directors shall lawfully authorize.

Section 5.6 THE PRESIDENT. The president shall act as the chief executive officer of the corporation and, in the absence of the chairman of the board, the president shall preside at all meetings of the stockholders and of the board of directors. He or she shall, with the secretary, execute all contracts and instruments which the board of directors shall lawfully authorize. The president shall exercise a general supervision and direction of the affairs of the corporation.

Section 5.7 VICE PRESIDENTS. Each vice president shall assist the president as he or she may direct in exercising general supervision and direction of the affairs of the corporation. Any vice president shall, with the secretary, in the absence of the president, execute all contracts and instruments which the board of directors shall lawfully authorize.

Section 5.8 THE SECRETARY. The secretary shall: (a) keep the minutes of the stockholders' and of the board of directors' meetings in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (c) be custodian of the corporate records; (d) keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder; (e) have general charge of the stock transfer books of the corporation; and (f) in general, perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to the secretary by the president or by the board of directors.

Section 5.9 THE TREASURER. If required by the board of directors, the treasurer shall give a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the board of directors shall determine. He or she shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for monies due and payable to the corporation from any source whatsoever, and deposit all such monies in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of Article VI of these bylaws; and (b) in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him or her by the president or by the board of directors.

Section 5.10 OTHER OFFICERS, ASSISTANTS AND ACTING OFFICERS. The board of directors shall have the power to appoint other officers than those specifically named in this Article as it may deem necessary from time to time, and such other officers shall have the powers and duties as from time to time may be granted or assigned to them by the board of directors. The board of directors shall also have the power to appoint assistant officers and acting officers to act in such capacity and as assistant to any officer, or to perform the duties of such officer whenever for any reason it is impracticable for such officer to act personally, and such assistant or acting officer so appointed by the board of directors shall have the power to perform all the duties of the office to which he or she is so appointed to be assistant, or as to which he or she is so appointed to act, except as such power may be otherwise defined or restricted by the board of directors.

Section 5.11 SALARIES. The salaries of the officers shall be fixed from time to time by the board of directors and no officer shall be prevented from receiving such salary by reason of the fact that he or she is also a director of the corporation.

ARTICLE VI

Written Instruments, Loans, Checks and Deposits

Section 6.1 WRITTEN INSTRUMENTS. Subject always to the specific directions of the board of directors, all deeds and mortgages made by the corporation to which the corporation shall be a party shall be executed in its name by the president or any vice president and attested by the secretary. All other written contracts and agreements to which the corporation shall be a party shall be executed in its name by the president or any vice president or such other officer as may be designated by the board of directors.

Section 6.2 LOANS. No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the board of directors. Such authority may be general or confined to specific instances.

Section 6.3 CHECKS AND DRAFTS. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the board of directors.

Section 6.4 DEPOSITS. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the board of directors may select.

ARTICLE VII

Certificates for Shares of Capital Stock and Their Transfer

Section 7.1 CERTIFICATES FOR SHARES OF CAPITAL STOCK. Certificates representing shares of stock of the corporation shall be in such form as may be determined by the board of directors. Such certificates shall be signed by the president or any vice president and the secretary or an assistant secretary. If any such certificate is manually countersigned by a transfer agent other than the corporation or its employee, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue. All certificates for shares of stock shall be consecutively numbered or otherwise identified. The name of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the books of the corporation. All certificates surrendered to the corporation for transfer shall be cancelled and no new certificates shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, except that in case of a lost, destroyed or mutilated certificate a new certificate may be issued therefor upon such terms and indemnity to the corporation as the board of directors may prescribe.

Section 7.2 TRANSFER OF SHARES OF STOCK. Transfers of shares of stock of the corporation shall be made on the books of the corporation by the holder of record thereof or by his or her legal representative, who shall furnish proper evidence of authority to transfer, or by his or her attorney thereunto authorized by power of attorney duly executed and filed with the secretary of the corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares of stock stand on the books of the corporation shall be deemed the owner thereof for all purposes as regards the corporation.

Section 7.3 TRANSFER AGENTS AND REGISTRARS. The board of directors may appoint one or more transfer agents or assistant transfer agents and one or more registrars of transfers, and may require all certificates for shares of stock of the corporation to bear the signature of a transfer agent or assistant transfer agent and a registrar of transfers. The board of directors may at any time terminate the appointment of any transfer agent or any assistant transfer agent or any registrar of transfers.

ARTICLE VIII

Indemnification

Section 8.1 DIRECTORS AND OFFICERS. (a) The corporation shall indemnify any person who was or is a party or is threatened to be made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

(b) The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.

(c) To the extent that any person referred to in paragraphs (a) and (b) of this Section 8.1 has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to therein or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

(d) Any indemnification under paragraphs (a) and (b) of this Section 8.1 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he or she has met the applicable standard of conduct set forth in paragraphs (a) and (b) of this Section 8.1. Such determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding or (ii) if such quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

(e) Expenses (including attorneys' fees) incurred in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation as provided in this Section 8.1. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

(f) The indemnification and advancement of expenses provided by or granted pursuant to this Section 8.1 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

(g) The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of this Section 8.1.

(h) For purposes of this Section 8.1, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Section 8.1.

(i) The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 8.1 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(j) Unless otherwise determined by the board of directors, references in this section to "the corporation" shall not include in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

Section 8.2 EMPLOYEES AND AGENTS. The board of directors may, by resolution, extend the indemnification provisions of the foregoing Section 8.1 to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was an employee or agent of the corporation, or is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

ARTICLE IX

Fiscal Year

Section 9.1 The fiscal year of the corporation shall end on December 31 or on such other date as the board of directors may from time to time determine by resolution.

ARTICLE X

Dividends

Section 10.1 The board of directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares of stock in the manner and upon the terms and conditions provided by law and its certificate of incorporation.

ARTICLE XI

Seal

Section 11.1 The corporation shall have a corporate seal which shall be in the form of a circle and shall have inscribed thereon the name of the corporation and the words "Corporate Seal, Delaware."

ARTICLE XII

Waiver of Notice

Section 12.1 Whenever any notice whatsoever is required to be given under any provision of these bylaws or of the certificate of incorporation or of the General Corporation Law of the State of Delaware, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transactions of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders or directors or any committee need be specified in any written waiver of notice.

ARTICLE XIII

Amendments

Section 13.1 These bylaws may not be altered, amended, changed or repealed unless such alteration, amendment, change or repeal shall have received: (a) the affirmative vote of not less than 66⅔% of the number of directors as may be fixed from time to time, in the manner prescribed in the certificate of incorporation, by the board of directors of the corporation, or the written consent of all of such directors; or (b) the affirmative vote of the holders of shares having at least 70% of the voting power of all outstanding capital stock of the corporation entitled to vote thereon.

Olie L. Musgrav, President

EXHIBIT 3.02

INCORPORATED UNDER THE LAWS OF THE

STATE OF DELAWARE

NUMBER -XX-



-XXX- SHARES

SOUTH POINTE FINANCIAL CORPORATION

Authorized 45,454 Shares of Series B Preferred Stock; $1.00 Par Value
Liquidation Preference $22.00 Per Share

This Certifies that SPECIMEN is the owner of

XXXXXX Series B Preferred Shares of the Capital Stock of

SOUTH POINTE FINANCIAL CORPORATION

transferable only on the Books of the Corporation by the holder hereof in person or by duly authorized Attorney on surrender of this Certificate properly endorsed.

In Witness Whereof the duly authorized officers of this Corporation have hereunto subscribed their names and caused the corporate Seal to be hereto affixed at ______________ this ______________ day of ______________ A.D. ______

______________, Secretary ______________, President

Shares $1.00 Each.

EXHIBIT 4.01

SUBSCRIPTION LETTER

TO: South Pointe Financial Corporation
925 West Main
Carbondale, Illinois 62901
Attn: Mr. Olie L. Musgrave, President

FROM: ______________________________
(Subscriber)

Address:
____
____
____
____

Telephone number: ____________________

Number of shares of common stock subscribed for: ____________________

Number of shares of series B preferred stock subscribed for: ____________________

Purchase price for all subscribed shares: $____________________

Pursuant to the Company's Offering Circular dated [______], 2005, I hereby subscribe for the number of shares of common stock of South Pointe Financial Corporation indicated above at a purchase price of $22.00 per share and/or the number of shares of series B preferred stock of the Company indicated above at a purchase price of $22.00 per share. I hereby agree to purchase that number of shares of common stock and that number of shares of series B of preferred stock as set forth on the Company's acceptance page hereto each at a purchase price of $22.00 per share, which page will be returned to me only if all or part of my subscription is accepted by the Company.

Enclosed herewith is a check, draft or money order payable to South Pointe Financial Corporation for the full amount of the purchase price. I understand that this Subscription Letter is not binding on the Company unless and until it is accepted by the Company in its sole and absolute discretion and that in the event this Subscription Letter is not accepted by the Company this Subscription Letter shall be null and void and the funds enclosed herewith will be returned to me in full and without interest or deduction. I also understand that the Company reserves the right prior to the issuance of any shares to cancel and previously accepted subscription for any reason and to return the funds enclosed herewith to me without interest or deduction. I understand that if accepted this Subscription Letter will be binding upon my heirs, executors, administrators, successors, legal representatives and assigns, and may not be canceled, terminated or revised by me.

I understand that if my subscription is accepted the Company will place the payment for my shares in escrow with The Bank of Carbondale, Carbondale, Illinois. While in escrow, my funds will not earn interest. I understand that funds will not be released from escrow and the Company will not issue shares unless (1) the Kentucky Office of Financial Institutions decides to grant a charter to South Pointe

Bank of Kentucky, (2) the FDIC decides to issue deposit insurance to South Point Bank of Kentucky, (3) the Federal Reserve decides to approve the Company's ownership of South Pointe Bank of Kentucky, (4) the Company accepts subscriptions for at least $4,700,000 and (5) the Company decides to close the offering.

Prior to signing this Subscription Letter, I have received, read and understood the Offering Circular, including all of the "Risk Factors" contained therein. In evaluating the suitability of an investment in the Company, I have not relied upon any representations or other information (oral or written) other than as set forth in the Offering Circular. I acknowledge I fully understand the nature of my investment in the shares and that it may be difficult or impossible to sell or dispose of the shares because there will be no public market in the foreseeable future. Before executing this Subscription Letter I have consulted with my own financial, tax, accounting and legal advisors about my subscription and the consequences thereof and the risks associated therewith.

I am able to bear the economic risk and lack of liquidity of an investment in the Company and am able to bear the risk of loss of my entire investment in the Company.

I understand that the shares are not deposits and are not insured by the federal deposit insurance corporation or any other governmental agency.

I wish to own my shares as follows *[check one]*:

____ Separate or individual property.

____ Joint tenants with right of survivorship (both parties must sign all required documents).

____ Tenants by the entireties (husband and wife only; both spouses must sign all required documents; available in only certain states).

____ Tenants in common (both parties must sign all required documents).

____ Trust (trustee must sign; include name of trust and date trust was formed).

____ Partnership (general partner must sign; include a copy of provisions of partnership agreement authorizing investment and signature).

____ Limited liability company (include a copy of provisions of operating agreement and other documents authorizing investment and showing authority of signing party).

____ Corporation (President or a Vice President must sign).

____ Other (indicate):____.

My Social Security number or employer identification number is as follows:

________________________ or ________________________________

SOCIAL SECURITY NUMBER EMPLOYER IDENTIFICATION NUMBER

I hereby certify that I *[check one]* ☐ AM ☐ AM NOT subject to backup withholding under the provisions of Section 3406(a)(1) of the Code.

Note: You are subject to a backup withholding on reportable payments (including proceeds from the redemption of securities) if: (a) you fail to furnish your taxpayer identification number to the Company; or (b) the internal revenue services notifies the Company that you furnished an incorrect taxpayer identification number; or (c) you are notified by the Internal Revenue Services that you are subject to backup withholding; or (d) you fail to certify to the Company that you are not subject to backup withholding.

Under penalties of perjury, I certify that the information provided in the above Request for Tax Identification Number is true, correct and complete.

FOR EXECUTION BY INDIVIDUAL PURCHASERS:

____________________________	____________________________
Signature of Prospective Purchaser	Signature of Prospective Co-Purchaser
____________________________	____________________________
Please print name	Please print name

Executed at:____________________________ on __________________________, 20__.
(City, State) (Date)

FOR EXECUTION BY CORPORATIONS, PARTNERSHIPS, TRUSTS OR OTHER PURCHASERS:

____

Name of Entity (please print)

By:__________________________	____________________________
Signature of person making decision on behalf of the entity	Please print name
	Title:________________________

Executed at:____________________________ on __________________________, 20__.
(City, State) (Date)

ACCEPTANCE BY COMPANY

The above subscription is hereby accepted for __________ shares of common stock and ______________ shares of series B preferred stock.

SOUTH POINTE FINANCIAL CORPORATION

Date:________________

By:____

Name:______________________________________

Title:_______________________________________

EXHIBIT 6.01

OLIE L. MUSGRAVE
EMPLOYMENT AGREEMENT

This Employment Agreement (this "Agreement") is made and entered into as of the 19th day of September, 1994, by and between **SOUTH POINTE FINANCIAL CORPORATION**, a Delaware corporation ("SPF"), and **OLIE L. MUSGRAVE** ("Olie").

RECITALS

A. Olie is serving as the President and Chief Executive Officer of SPF and will also serve in such capacity at SPF's wholly-owned subsidiary, South Pointe Bank (the "Bank").

B. SPF and Olie have made commitments to each other on a variety of important issues concerning his employment, including the performance that will be expected of him, the compensation that he will be paid, how long and under what circumstances he will remain employed, and the financial details relating to any decision that either Olie or SPF might ever make to terminate this Agreement.

C. SPF and Olie believe that the commitments they have made to each other should be memorialized in writing, and that is the purpose of this Agreement.

THEREFORE, SPF and Olie agree as follows:

AGREEMENTS

1. **Employment.** (a) SPF and Olie each confirm that Olie will serve as the President and the Chief Executive Officer of each of SPF and the Bank in accordance with the terms of this Agreement commencing with the date that SPF and the Bank have received all regulatory approvals necessary for the Bank to commence banking operations (the "Effective Date").

(b) **Duties.** Olie's duties, authority and responsibilities as the President and the Chief Executive Officer of SPF and the Bank include all duties, authority and responsibilities customarily held by the highest ranking officer of comparable banks and bank holding companies, subject always to the charter and bylaw provisions and the policies of SPF and the directions of its Board of Directors (the "Board"), and where applicable, of the Bank.

(c) **Care and Loyalty.** Olie will devote his best efforts and full business time, energy, skills and attention to the business and affairs of SPF and the Bank, and will faithfully and loyally discharge his duties to SPF and the Bank.

2. Compensation. SPF will compensate Olie for his services as follows during the term of this Agreement and his employment hereunder:

(a) Base Compensation. Olie will receive a base salary at the annual rate of $55,000 for the first calendar year of the Bank's operation. The Board will review Olie's base salary annually during the term of this Agreement to determine whether it should be maintained at its existing level or increased. Olie's annual base salary after such first year will not be lower than his base salary for the immediately preceding year. Such base salary shall be paid bi-weekly.

(b) Performance Bonus. Olie and the Board will establish mutually acceptable performance criteria and will also establish the amount of the bonus that Olie will receive for that year if he meets the performance criteria.

(c) Stock Options. At the end of the first full year of the Bank's operations, Olie shall receive from SPF an option to purchase an amount of shares of common stock of SPF equal to 3% of the number of issued and outstanding shares of common stock as of the end of such year; provided, however, that the number of such option shares shall not exceed 12,000. Such option shares shall have an exercise price and shall vest in accordance with the terms of the 1994 Stock Incentive Plan adopted by the board of directors of SPF.

(d) Reimbursement of Expenses. SPF will reimburse Olie for all travel, entertainment and other out-of-pocket expenses that he reasonably and necessarily incurs in the performance of his duties. Olie will document these expenses to the extent necessary to comply with all applicable laws and internal policies.

(e) Other Benefits. Olie will be entitled to participate in all plans and benefits that are made available to the senior executives of SPF or the Bank generally.

(f) Vacations. Olie will receive at least three weeks of paid vacation annually, subject to the general vacation policy of SPF and the Bank.

(g) Withholding. Olie acknowledges that SPF or the Bank, as appropriate, may withhold any applicable federal, state or local withholding or other taxes from payments that become due to him.

(h) Allocations. Olie and SPF intend that Olie will be a dual employee of SPF and the Bank, and that Olie will be devoting substantial time and attention to the affairs of the Bank in his capacity as the Bank's President and Chief Executive Officer. SPF may allocate to the Bank any portion of Olie's salary, cash bonus and other compensation and benefits that SPF and the Bank deem to be a lawful and appropriate allocation, but no such allocation will relieve SPF of any of its obligations to Olie under this Agreement.

3. Term and Termination.

(a) Term and Automatic Renewal. The term of this Agreement and Olie's employment hereunder will be two years commencing as of the Effective Date. This Agreement and the term of Olie's employment hereunder will automatically renew for one additional year on each anniversary of the Effective Date unless this Agreement and Olie's employment hereunder are terminated in accordance with the provisions of this Section 3. Upon the termination of Olie's employment in accordance with the provisions of this Section 3, Olie shall concurrently resign from the board of directors of SPF and the Bank.

(b) Termination Without Cause. Except as otherwise provided in this Agreement, either SPF or Olie may terminate this Agreement and Olie's employment hereunder for any reason by delivering written notice of termination to the other party no less than 90 days before the effective date of termination, which date will be specified in the notice of termination.

(c) Termination for Cause. SPF may terminate this Agreement and Olie's employment hereunder for Cause by delivering written notice of termination to Olie no less than 30 days before the effective date of termination. "Cause" for termination will exist if Olie: (i) engages in one or more unsafe and unsound banking practices or violations of a law, regulation or written policy of SPF or the Bank, which individually or together have or threaten to have a material and adverse effect on the financial condition of SPF or the Bank; (ii) engages in a deliberate act of dishonesty involving the affairs of SPF or the Bank or commits a wilful and material violation of his fiduciary duties to SPF or the Bank; (iii) is removed or suspended from banking pursuant to Section 8(e) of the Federal Deposit Insurance Act or any other applicable state or federal law; (iv) commits a material breach of his obligations under this Agreement and fails to cure the breach within 30 days after SPF gives Olie written notice of the breach; (v) fails or refuses to perform the reasonable duties of his office or such other reasonable duties as may be assigned to him by the Board; (vi) knowingly engages in illegal conduct materially detrimental to the interests of SPF or the Bank; (vii) improperly discloses material, confidential information of SPF or the Bank; (viii) knowingly acts in any way that has a direct, substantial and adverse effect on the business or reputation of SPF or the Bank; (ix) is convicted of a felony; (x) knowingly engages in any unethical business practice; (xi) becomes disabled as described in Section 3(f) and is unable to perform his duties with the requisite level of skill and competence for a period of six consecutive months; or (xii) fails for any reason within 48 hours after receipt of written notice from SPF to correct, cease or otherwise alter any action or omission to act that in the reasonable opinion of the Board adversely affects, or is likely to affect adversely, the business or operations of SPF or the Bank. SPF will specify the factual and legal basis for its belief that Cause for termination exists in the notice of termination. If Olie so requests, SPF will provide Olie with a reasonable opportunity prior to the effective date of termination to cure any correctable violation of law, regulation, policy or duty that SPF has specified in the notice of termination, and to appear before the Board and any applicable governmental authority to dispute any facts that are alleged to constitute Cause for termination.

(d) <u>Constructive Discharge.</u> If Olie is ever Constructively Discharged, he may terminate this Agreement and his employment hereunder by delivering written notice to SPF no later than 30 days before the effective date of termination. "Constructive Discharge" means the occurrence of any one or more of the following: (i) Olie is not reelected to or is removed as President and Chief Executive Officer of SPF or the Bank; or (ii) SPF fails to vest Olie with or removes from him the duties, responsibilities, authority or resources that he reasonably needs to competently perform his duties as the President and the Chief Executive Officer of SPF and the Bank; or (iii) SPF notifies Olie pursuant to Section 3(b) that it is terminating this Agreement; or (iv) SPF changes the primary location of Olie's employment to a place that is more than 25 miles from Marion, Illinois; or (v) SPF otherwise commits a material breach of its obligations under this Agreement and fails to cure the breach within 30 days after Olie gives SPF written notice of the breach.

(e) <u>Termination upon Change of Control</u>. Olie may terminate this Agreement and his employment hereunder after a Change of Control (as defined below) if within two years thereof there shall be a change in the location of Olie's employment which would require relocation of his primary residence or a change in the nature or scope of his authorities or duties from those exercised or performed by him immediately prior to such Change of Control, a reduction in total compensation, pension benefits or fringe benefits or a reasonable determination is made by Olie that, as a result of such Change of Control and a change in circumstances thereafter significantly affecting his position, he is unable to exercise the authorities, powers, functions or duties attached to his position with either SPF or the Bank.

(i) A "Change of Control" will be deemed to have occurred if: (1) any person (as such term is defined in Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act")) acquires beneficial ownership (within the meaning of Rule 13d-3 promulgated under the 1934 Act) of 33% or more of the combined voting power of the then outstanding voting securities of SPF or the Bank; (2) the individuals who were members of the Board on the Effective Date (the "Current Board Members") cease for any reason to constitute a majority of the Board of SPF or its successor; however, if the election or the nomination for election of any new director of SPF or its successor is approved by a vote of a majority of the individuals who are Current Board Members, such new director shall, for the purposes of this Section 3(e)(i), be considered a Current Board Member; or (3) SPF's stockholders approve (A) a merger or consolidation of SPF or the Bank and the stockholders of SPF immediately before such merger or consolidation do not, as a result of such merger or consolidation, own, directly or indirectly, more than 67% of the combined voting power of the then outstanding voting securities of the entity resulting from such merger or consolidation in substantially the same proportion as their ownership of the combined voting power of the outstanding securities of SPF immediately before such merger or consolidation; or (B) a complete liquidation or dissolution or an agreement for the sale or other disposition of all or substantially all of the assets of SPF or the Bank.

(ii) Notwithstanding and in lieu of Section 3(e)(i), a Change of Control will not be deemed to have occurred: (1) solely because 33% or more of the combined voting power of the then outstanding voting securities of SPF are acquired by (A) a trustee or other fiduciary holding securities under one or more employee benefit plans maintained for employees of SPF or the Bank; (B) any person pursuant to the will or trust of any existing stockholder of SPF, or who is a member of the immediate family of such stockholder; or (C) any corporation which, immediately prior to such acquisition, is owned directly or indirectly by the stockholders in the same proportion as their ownership of stock immediately prior to such acquisition; or (2) if Olie agrees in writing to waive a particular Change of Control for the purposes of this Agreement.

(f) Termination upon Disability. Notwithstanding any other provision of this Agreement, SPF will not terminate this Agreement and Olie's employment hereunder if Olie becomes disabled within the meaning of SPF's then current employee disability program or, at SPF's election, as determined by a physician selected by SPF, unless as a result of such disability, Olie is unable to perform his duties with the requisite level of skill and competence for a period of six consecutive months. Thereafter, SPF may terminate this Agreement in accordance with Section 3(c).

(g) Termination upon Death. This Agreement will terminate if Olie dies during the term of this Agreement, effective on the date of his death. Any payments that are owing to Olie under this Agreement or otherwise at the time of his death will be made to whomever Olie may designate in writing as his beneficiary, or absent such a designation, to the executor or administrator of his estate.

(h) Severance Benefits.

(i) If this Agreement and Olie's employment hereunder are terminated:

(1) without Cause pursuant to Section 3(b);

(2) by reason of Olie's Constructive Discharge pursuant to Section 3(d); or

(3) voluntarily or involuntarily pursuant to the provisions of Section 3(e) after a Change of Control;

then SPF will pay Olie an amount equal to two times the sum of his then applicable annual base salary, plus the amount of the most recent performance bonus that SPF awarded to Olie pursuant to Section 2(b) (collectively, the "Severance Payment"). If the effective date of termination occurs before the last day of the then current term, the Severance Payment will also include the value of the contributions that would have been made to Olie or for his benefit under all applicable retirement and other employee benefit plans had he remained in SPF's employ through the last day of the then current term.

In addition to such Severance Payment, SPF will also continue to provide Olie and his dependents, at the expense of SPF, with continuing coverage under all existing life, health and disability programs for a period of one year following the effective date of termination.

(ii) If this Agreement and Olie's employment hereunder are terminated:

(1) with Cause pursuant to Section 3(c); or

(2) pursuant to Section 3(g) because of Olie's death;

then SPF will not be obligated to make any Severance Payment to Olie.

(iii) All payments that become due to Olie under this Section 3(h) will be made in equal monthly installments unless SPF elects to make those payments in one lump sum. SPF will be obligated to make all payments that become due to Olie under this Section 3(h) whether or not he obtains other employment following termination or takes steps to mitigate any damages that he claims to have sustained as a result of termination. The payments and other benefits provided for in this Section 3(h) are intended to supplement any compensation or other benefits that have accrued or vested with respect to Olie or his account as of the effective date of termination.

(iv) SPF may elect to defer any payments that may become due to Olie under this Section 3(h) if, at the time the payments become due, SPF is not in compliance with any regulatory-mandated minimum capital requirements or if making the payments would cause SPF's capital to fall below such minimum capital requirements. In this event, SPF will resume making the payments as soon as it can do so without violating such minimum capital requirements.

4. Confidentiality and Conduct.

(a) Confidential Information. Olie acknowledges that the nature of his employment will require that he produce and have access to records, data, trade secrets and information that are not available to the public regarding SPF and its subsidiaries and affiliates ("Confidential Information"). Olie will hold in confidence and not directly or indirectly disclose any Confidential Information to third parties unless disclosure becomes reasonably necessary in connection with Olie's performance of his duties hereunder, or the Confidential Information lawfully becomes available to the public from other sources, or he is authorized in writing by SPF to disclose it, or he is required to make disclosure by a law or pursuant to the authority of any administrative agency or judicial body. All Confidential Information and all other records, files, documents and other materials or copies thereof relating to SPF's business that Olie prepares or uses will always be the sole property of SPF. At the termination of Olie's employment hereunder for any reason whatsoever, Olie shall return to SPF the original and all copies of correspondence, memoranda, papers, files, records and other materials which may have been entrusted to him, or which may have come into his possession and which he then possesses, and which relate to the business of SPF or any of its subsidiaries. At no time will Olie copy or otherwise duplicate for his personal use or gain, or remove from the offices of SPF or any of its subsidiaries, except temporarily in the performance of his duties hereunder, any such correspondence, memoranda, papers, records, files or other materials.

(b) Corporate Opportunities and Cooperation. While in the employ of SPF or any of its subsidiaries, Olie shall promptly disclose to management all information, opportunities, developments and other matters coming to Olie's attention and which pertain or are relevant to the operation of the business of SPF or any of its subsidiaries or to any material aspect thereof; Olie will promptly communicate, fully cooperate and in all respects, deal fairly and openly with management and all other officers and employees of SPF or any of its subsidiaries; and, in general, to the best of his abilities, Olie will assist in the efficient and profitable operation of the business and orderly conduct of the affairs of SPF and its subsidiaries.

5. Non-Competition Covenant.

(a) Restrictive Covenant. SPF and Olie have jointly reviewed the proposed operations of SPF and agree that SPF's primary service area for the lending and deposit activities of its subsidiaries will encompasses a 25 mile radius from the offices of SPF or its subsidiaries. During the period of his employment hereunder and for a period of one year thereafter (but in no event for less than two years from the date of this Agreement in the event of earlier termination of Olie's employment hereunder for whatever cause), Olie agrees that he will not directly or indirectly: (i) within 25 miles of any office of SPF or its subsidiaries, compete with SPF or any of its subsidiaries; or (ii) have any beneficial ownership interest or creditor position convertible to an ownership interest in any corporation (other than 5% or less of the capital stock of a corporation, the stock of which is listed or admitted to trading on a national securities exchange or established over-the-counter market) partnership, firm, association or business which is a customer, competitor or supplier of SPF or any of its subsidiaries.

(b) For the purposes of Section 5(a):

(i) "Compete" means directly or indirectly owning, managing, operating or controlling a Competitor, or directly or indirectly serving as an employee, officer or director of or a consultant to a Competitor, or soliciting or inducing any employee or agent of SPF to terminate employment with SPF and become employed by a Competitor.

(ii) "Competitor" means any person, firm, partnership, corporation, trust or other entity that owns, controls or is a bank, savings and loan association, credit union or similar financial institution that is physically located and conducts substantial lending and deposit taking activities within a 25 mile radius of the any office of SPF or any of its subsidiaries.

(c) Successors. In the event that a successor to SPF or the Bank succeeds to or assumes SPF's rights and obligations under this Agreement, Section 5(a) will apply only to the offices of SPF or its subsidiaries as they existed immediately before the succession or assumption occurred and will not apply to any of the successor's other offices.

(d) Injunctive Relief. Olie agrees that a violation of this Section 5 would result in direct, immediate and irreparable harm to SPF, and in such event, agrees that SPF, in addition to its other rights and remedies, would be entitled to injunctive relief enforcing the terms and provisions of this Section 5.

6. Tender Right.

(a) Exercise of Tender Right. Olie, Olie's spouse with respect to any shares of SPF ("Shares") formerly owned by Olie and his spouse in joint tenancy immediately prior to Olie's death or the personal representative of either (the "Tendering Party"), shall have the right, exercisable within 180 days of either Olie's death or the effective date of the termination of Olie's employment with SPF pursuant to any of the provisions of Section 3 other than the termination of such employment "for cause" as defined in Section 3(c), to tender any or all of the Shares then held by such Tendering Party (the "Subject Shares") to SPF for purchase at the purchase price and on the terms set forth in this Section (the "Tender Right"). The Tender Right may be exercised by delivering to SPF by registered or certified mail, postage prepaid, at its address set forth below written notice of such intention to tender a specified number of the Subject Shares to SPF for purchase (the "Tender Notice"). Upon proper exercise of the Tender Right and subject to the prior receipt of any necessary regulatory approvals, which SPF hereby agrees to diligently pursue, SPF hereby agrees to purchase all of the Shares identified in the Tender Notice at the purchase price and on the terms set forth in this Section 6.

(b) Purchase Price. The purchase price to be paid for the Shares which are the subject of the Tender Notice shall be equal to the value of such Shares as determined by a qualified appraiser of financial institutions, at Olie's expense.

(c) Deliveries. The purchase price for any Shares purchased pursuant to the provisions of this Section 6 shall be paid by delivery to the Tendering Party at the closing of such purchase a certified or cashier's check in an amount equal to the total purchase price.

(d) Deferral of Purchase. SPF may elect to defer any payment that may become due to Olie under this Section 6 if, at the time such payment becomes due, SPF is not in compliance with any regulatory-mandated minimum capital requirements or if making the payment would cause SPF's capital to fall below such minimum capital requirements. In this event, SPF will making the payment as soon as it can do so without violating such minimum capital requirements.

7. Indemnity; Other Protections.

(a) Indemnification. SPF will indemnify Olie (and, upon his death, his heirs, executors and administrators) to the fullest extent permitted by law against all expenses, including reasonable attorneys' fees, court and investigative costs, judgments, fines and amounts paid in settlement (collectively, "Expenses") reasonably incurred by him in connection with or arising out of any pending, threatened or completed action, suit or proceeding in which he may become involved by reason of his having been an officer or director of SPF or the Bank. The indemnification rights provided for herein are not exclusive and will supplement any rights to indemnification that Olie may have under any applicable bylaw or charter provision of SPF or the Bank, or any resolution of SPF or the Bank, or any applicable statute.

(b) Advancement of Expenses. In the event that Olie becomes a party, or is threatened to be made a party, to any pending, threatened or completed action, suit or proceeding for which SPF or the Bank is permitted or required to indemnify him under this Agreement, any applicable bylaw or charter provision of SPF or the Bank, any resolution of SPF or the Bank, or any applicable statute, SPF will, to the fullest extent permitted by law, advance all Expenses incurred by Olie in connection with the investigation, defense, settlement, or appeal of any threatened, pending or completed action, suit or proceeding, subject to receipt by SPF of a written undertaking from Olie to reimburse SPF for all Expenses actually paid by SPF to or on behalf of Olie in the event it shall be ultimately determined that SPF or the Bank cannot lawfully indemnify Olie for such Expenses, and to assign to SPF all rights of Olie to indemnification under any policy of directors' and officers' liability insurance to the extent of the amount of Expenses actually paid by SPF to or on behalf of Olie.

(c) Litigation. Unless precluded by an actual or potential conflict of interest, SPF will have the right to recommend counsel to Olie to represent him in connection with any claim covered by this Section 7. Further, Olie's choice of counsel, his decision to contest or settle any such claim, and the terms and amount of the settlement of any such claim will be subject to SPF's prior written approval.

8. General Provisions.

(a) Successors; Assignment. This Agreement will be binding upon and inure to the benefit of Olie, SPF and their respective personal representatives, successors and assigns. For the purposes of this Agreement, any successor or assign of SPF shall be deemed to be "SPF," and any successor or assign of the Bank shall be deemed to be the "Bank." SPF will require any successor or assign of SPF or any direct or indirect purchaser or acquiror of all or substantially all of the business, assets or liabilities of SPF or the Bank, whether by transfer, purchase, merger, consolidation, stock acquisition or otherwise, to assume and agree in writing to perform this Agreement and SPF's obligations hereunder in the same manner and to the same extent as SPF would have been required to perform them if no such transaction had occurred.

(b) <u>Entire Agreement; Severability; Survival</u>. This Agreement constitutes the entire agreement between Olie and SPF concerning the subject matter hereof, and supersedes all prior negotiations, undertakings, agreements and arrangements with respect thereto, whether written or oral. In case any covenant, condition or restriction contained in this Agreement shall be held to be invalid, illegal or unenforceable in any respect in whole or in part, by a judgment, order or decree of any court of competent jurisdiction, from which judgment, order or decree no further appeal or petition for review is available, the validity of the remaining part of any term or provision held to be partially invalid, illegal or unenforceable, shall in no way be affected, prejudiced or disturbed thereby. This Agreement may not be amended or modified except by a writing signed by Olie and SPF, and except for the employment obligations set forth in Section 1, all rights and obligations of Olie and SPF hereunder shall survive the termination of this Agreement.

(c) <u>Governing Law and Enforcement.</u> This Agreement will be construed and the legal relations of the parties hereto shall be determined in accordance with the laws of the State of Illinois without reference to the law regarding conflicts of law.

(d) <u>Arbitration</u>. Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration conducted at a location selected by Olie within 25 miles from Marion, Illinois, in accordance with the rules of the American Arbitration Association.

(e) <u>Legal Fees</u>. All reasonable legal fees paid or incurred in connection with any dispute or question of interpretation relating to this Agreement shall be paid to the party who is successful on the merits by the other party.

(f) <u>Waiver</u>. No waiver by either party at any time of any breach by the other party of, or compliance with, any condition or provision of this Agreement to be performed by the other party, shall be deemed a waiver of any similar or dissimilar provisions or conditions at the same time or any prior or subsequent time.

(g) <u>Notices</u>. Notices pursuant to this Agreement shall be in writing and shall be deemed given when received; and, if mailed, shall be mailed by United States registered or certified mail, return receipt requested, postage prepaid; and if to SPF, addressed to the principal headquarters of SPF, attention: Thomas J. Throgmorton, with a copy sent to each member of the Board at his/her business address; or, if to Olie, to the address set forth below Olie's signature on this Agreement, or to such other address as the party to be notified shall have given to the other.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

SOUTH POINTE FINANCIAL CORPORATION

By: [signature]
Thomas J. Throgmorton
Chairman of the Board

OLIE L. MUSGRAVE

[signature]
9 Hawthorne Hills
Mount Vernon, Illinois 62864

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

SOUTH POINTE FINANCIAL CORPORATION

By: [signature]
Thomas J. Throgmorton
Chairman of the Board

OLIE L. MUSGRAVE

[signature]
9 Hawthorne Hills
Mount Vernon, Illinois 62864

EXHIBIT 6.02

EMPLOYMENT AGREEMENT

This Employment Agreement (this "Agreement") is made and entered into as of the 26th day of August 2003 by and between SOUTH POINTE FINANCIAL CORPORATION, a Delaware Corporation ("SPF'),and Travis Clem ("Employee").

RECITALS

A. Employee will serve as the Vice President & Commercial Loan Administrator, SPF's wholly-owned subsidiary. South Pointe Bank (the "Bank").

B. SPF and Employee have made commitments to each other on a variety of important issues concerning his employment, including the performance that will be expected of him, the compensation that he will be paid, how long and under what circumstances he will remain employed, and the financial details relating to any decision that either Employee or SPF might ever make to terminate this Agreement.

C. SPF and Employee believe that the commitments they have made to each other should be memorialized in writing, and that is the purpose of this Agreement.

THEREFORE, SPF and Employee agree as follows:

AGREEMENTS

1. Employment. **(a)** SPF and Employee each confirm that Employee has been retained to serve as the Vice President & Commercial Loan Administrator, of the Bank in accordance with the terms of this Agreement.

Duties. **(b)** Employee's duties, authority and responsibilities as the Vice President & Commercial Loan Administrator include all duties, authority and responsibilities customarily held by such officer of comparable banks, subject always to the charter and bylaw provisions and the policies of SPF and the directions of its Board of Directors (the "Board"), and where applicable of the Bank.

Care and Loyalty . **(c)** Employee will devote best-efforts and full business time, energy, skills and attention to the business and affairs of SPF and the Bank, and will faithfully and loyally discharge his duties to SPF and the Bank.

2. **Compensation.** SPF will compensate Employee for his services as follows during the term of this Agreement and his employment there under:

(a) **Base Compensation.** Employee will receive a base salary at the annual rate of $65,000 for the first three months. After three months an additional $5,000 will be added to the base salary. The Board will review Employee's base salary annually during the term of this Agreement to determine whether it should be maintained at its existing level or increased. Employee's annual base salary after such first year will not be lower than his base salary for the immediately preceding year. Such base salary shall be paid bi-weekly.

(b) **Reimbursement of Expenses.** SPF will reimburse Employee for travel, entertainment and other out of pocket expenses that he reasonably and necessarily incurs in the performance of his duties. Employee will document these expenses to the extent necessary to comply with all applicable laws and internal policies.

(c) **Other Benefits.** Employee will be entitled to participate in all plans and benefits that are made available to the senior executives of SPF and the Bank generally.

(d) **Vacations.** Employee will receive at least 3 weeks of paid vacation annually, subject to the general vacation policy of SPF and the Bank.

(e) **Withholding.** Employee acknowledges that SPF or the Bank, as appropriate, may withhold any application federal, state or local withholding or other taxes from payments that become due to him.

(f) **Allocations.** Employee and SPF intend that Employee will be a dual employee of SPF and the Bank, and that Employee will be devoting substantial time and attention to the affairs of the Bank in his capacity as the Vice President & Commercial Loan Administrator. SPF may allocate to the Bank any portion of the Employee's salary, cash bonus or other compensation and benefits that SPF and the Bank deem to be a lawful and appropriate allocation, but no such allocation will relieve SPF of any of its obligations to the Employee under this Agreement.

3. **Term and Termination.**

(a) **Term and Automatic Renewal.**

Employee's employment there under will be two years commencing as of the Effective Date of this Agreement and the term of Employee's employment there under will automatically renew for one additional year on each anniversary of the Effective Date unless this Agreement and Employee's employment there under are terminated in accordance with the provisions of this Section 3. Upon the termination of Employee's employment in accordance with the provision of this Section 3. Employee shall concurrently resign from all positions that he may then hold with either SPF or the Bank.

(b) Termination Without Cause. Except as otherwise provided in this Agreement, either SPF or Employee may terminate this Agreement and Employee's employment there under for any reason by delivering written notice of termination to the other party no less than 90 days before the effective date of termination, which date will be specified in the notice of termination.

(c) Termination for Cause. SPF may terminate this Agreement and Employee's employment there under for Cause by delivering written notice of termination to Employee no less than 30 days before the effective date of termination. "Cause" for termination will exist if Employee: (i) engages in one or more unsafe and unsound banking practices or violations of a law, regulation or written policy of SPF or the Bank, which individually or together have or threaten to have a material and adverse effect on the financial condition of SPF or the Bank; (ii) engages in a deliberate act of dishonesty involving the affairs of SPF or the Bank or commits a willful and material violation of his fiduciary duties to SPF or the Bank; (iii) is removed or suspended from banking pursuant to Section 8 (e) of the Federal Deposit Insurance Act or any other applicable state or federal law; (iv) commits a material breach of his obligations under this Agreement and fails to cure the breach within 30 days after SPF gives Employee written notice of the breach; (v) fails or refuses to perform the reasonable duties of his office or such other reasonable duties as may be assigned to him by the Board; (vi) knowingly engages in illegal conduct materially detrimental to the interests of SPF or the Bank; (viii) knowingly acts in any way that has a direct, substantial and adverse effect on the business or reputation of SPF or the Bank; (ix) is convicted of a felony; (x) knowingly engages in any unethical business practice; (xi) becomes disabled as described in Section 3 (f) and is unable to perform his duties with the requisite level of skill and competence for a period of six consecutive months; or (xii) fails for any reason within 48 hours after receipt of written notice from SPF to correct, cease or otherwise alter any action or omission to act that in the reasonable opinion of the Board adversely affects, or is likely to affect adversely, the business or operations of SPF or the Bank. SPF will specify the factual and legal basis for its belief that Cause for termination exists in the notice of termination. If Employee so requests, SPF will provide Employee with a reasonable opportunity prior to the effective date of termination to cure any correctable violation of law, regulation, policy or duty that SPF has specified in the notice of termination, and to appear before the Board and any applicable governmental authority to dispute any facts that are alleged to constitute Cause for termination.

(d) Constructive Discharge. If Employee is ever Constructively Discharged, he may terminate this Agreement and his employment there under by delivering written notice to SPF no later than 30 days before the effective date of termination. "Constructive Discharge: means the occurrence of any one or more of the following: (i) Employee is not reelected to or is removed as Vice President & Commercial Loan Officer of the Bank; or (ii) SPF fails to vest Employee with or removes from him the duties, responsibilities, authority or resources that he reasonably needs to competently perform his duties as the Vice President & Commercial Loan Officer of the Bank; or (iii) SPF notifies Employee pursuant to Section 3(b) that it is terminating this Agreement: or (iv) SPF changes the primary area of Employee's employment in Illinois or (v) SPF otherwise commits a material breach of its obligations under this Agreement and fails to cure the breach within 30 days after Employee gives SPF written notice of the breach.

(e) Termination upon Change of Control. Employee may terminate this Agreement and his employment there under after a Change of Control (as defined below) if within two years thereof there shall be a change in the location of Employee's employment which would require relocation of his primary residence or a change in the nature or scope of his authorities or duties from those exercised or performed by him immediately prior to such Change of Control, a reduction in total compensation, pension benefits or fringe benefits or a Change of Control, a reduction in total compensation, pension benefits or fringe benefits or a reasonable determination is made by Employee that, as a result of such Change of Control and a change in circumstance thereafter significantly affecting his position, he is unable to exercise the authorities, powers, functions or duties attached to his position with either SPF or the Bank.

(i) A "Change of Control" will be deemed to have occurred if: (1) any person (as such term is defined in Section 13 (d) or 14 (d) of the Securities Exchange Act of 1934, as amended the (the "1934 Act") (acquires beneficial ownership (within the meaning of Rule 13d-3 promulgated under the 1934 Act) of 33% or more of the combined voting power of the then outstanding voting securities of SPF or the Bank; (2) the individuals who were members of the Board on the Effective Date (the "Current Board Members") cease for any reason to constitute a majority of the Board of SPF or its successor; however, if the election or the nomination for election of any new director of SPF or its successor; is approved by a vote of a majority of the individuals who are Current Board Members, such new director shall, for the purposes of this Section 3(e), be considered a Current Board Member; or (3) SPF's stockholders approve (A) a merger or consolidation of SPF or the Bank and the stockholders of SPF immediately before such merger or consolidation do not, as a result of such merger or consolidation, own, directly or indirectly, more than 67% of the combined voting power of then outstanding voting securities of SPF immediately before such merger or consolidation; or (B) a complete liquidation or dissolution or an agreement for the sale or other disposition of all or substantially all of the assets of SPF or the Bank.

(ii) Notwithstanding and in lieu of section 3(e)(i), a Change of Control will not be deemed to have occurred: (1) solely because 33% or more of the combined voting power of the then outstanding voting securities of SPF are acquired by (A) a trustee or other fiduciary holding securities under one or more employee benefit plans maintained for employees of SPF or the Bank; (B) any person pursuant to the will or trust of any existing stockholder of SPF, or who is a member of the immediate family of such stockholder; or (C) any corporation which, immediately prior to such acquisition, is owned directly or indirectly by the stockholders in the same proportion as their ownership of stock immediately prior to such acquisition; or (2) if Employee agrees in writing to waive a particular Change of Control for the purposes of this Agreement.

(f) Termination upon Disability. Notwithstanding any other provision of this Agreement, SPF will not terminate this Agreement and Employee's employment there under if program or, SPF's election, as determined by a physician selected by SPF, unless as a result of such disability, Employee is unable to perform his duties with the requisite level of skill and competence for a period of six consecutive months. Thereafter, SPF may terminate this Agreement in accordance with Section 3(c).

(g) **Termination upon Death.** This Agreement will terminate if Employee dies during the term of this Agreement, effective on the date of his death. Any payments that are owing to Employee under this Agreement or otherwise at the time of his death will be made to whomever Employee may designate in writing as his beneficiary or absent such a designation, to the executor or administrator of his estate.

(h) **Severance Benefits.**

(i) If this Agreement and Employee's employment there under are terminated:

(1) without Cause pursuant to Section 3(b);

(2) by reason of Employee's Constructive Discharge pursuant to Section 3(d); or

(3) voluntarily or involuntarily pursuant to the provisions of Section 3(e) after a change of Control;

then SPF will pay Employee an amount equal to two times the sum of his then applicable annual base salary, plus the amount of the most recent performance bonus (if applicable) that SPF awarded to Employee pursuant to Section 2(b) (collectively, the "Severance Payment"). If the effective date of termination occurs before the last day of the then current term, the Severance Payment will also include the value of the contributions that would have been made to Employee or for his benefit under all applicable retirement and other employee benefit plans had he remained in SPF's employ through the last day of the then current term. In addition to such Severance Payment, SPF will also continue to provide existing life, health and disability programs for a period of one year following the effective date of termination.

(ii) If this Agreement and Employee's employment there under are terminated:

(1) with Cause pursuant to Section 3(c) ; or

(2) pursuant to Section 3(g) because of Employee's death;

then SPF will not be obligated to make any Severance Payment to Employee.

(iii) All payments that become due to Employee under this Section 3(h) will be made in equal monthly installments unless SPF elects to make those payments in one lump sum. SPF will be obligated to make all payments that become due to Employee under this Section 3(h) whether or not he obtains other employment following termination or takes steps to mitigate any damages that he claims to have sustained as a result of termination. The payments and other benefits provided for in this Section 3(h) are intended to supplement any compensation or other benefits that have accrued or vested with respect to Employee or his account as of the effective date of termination.

(iv) SPF may elect to defer any payments that may become due to Employee under this Section 3(h) if, at the time the payments become due, SPF is not in compliance with any regulatory-mandated minimum capital requirements or if making the payments would cause SPF's capital to fall below such a minimum capital requirement. In this event, SPF will resume making the payments as soon as it can do so without violating such minimum capital requirements.

4. **Confidentiality and Conduct.**

(a) Confidential Information. Employee acknowledges that the nature of his employment will require that he produce and have access to records, data, trade secrets and information that are not available to the public regarding SPF and its subsidiaries and affiliates ("Confidential Information"). Employee will hold in confidence and not directly or indirectly disclose any Confidential Information to third parties unless disclosure becomes reasonably necessary (within current Privacy Policies) in connection with Employee's performance of his duties there under, or the Confidential Information lawfully becomes available to the public from other sources, or he is authorized in writing by SPF to disclose it, or he is required to make disclosure by a law or pursuant to the authority of any administrative agency or judicial body. All Confidential Information and all other records, files, documents and other materials or copies thereof relating to SPF's business that Employee prepares or uses will always be the sole property of SPF. At the termination of Employee's employment there under for any reason whatsoever, Employee shall return to SPF the original and all copies of correspondence, memoranda, papers, files, records and other material which may have been entrusted to him, or which may have come into his possession and which he then possesses, and which relate to the business of SPF or any of its subsidiaries. At no time will the Employee copy or otherwise duplicate for his personal use or gain, or remove from the offices of SPF or any of its subsidiaries, except temporarily in the performance of his duties there under, any such correspondence, memoranda, papers, records files or other materials.

(b) Corporate Opportunities and Cooperation . While in the employ of SPF or any of its subsidiaries, Employee shall promptly disclose to management all information, opportunities, developments and other matters coming to Employee's attention and which pertain or are relevant to the operation of the business of SPF or any of it subsidiaries or to any material aspect thereof; Employee will promptly communicate, fully cooperate and in all respects, deal fairly and openly with management and all other officers and employees of SPF or any of its subsidiaries; and, in general, to the best of his abilities, Employee will assist in the efficient and profitable operation of the business and orderly conduct of the affairs of SPF and its subsidiaries.

5. Non-Competition Covenant.

(a) Restrictive Covenant SPF and Employee have jointly reviewed the proposed operation of SPF and agree that SPF's primary service area for the lending and deposit activities of its subsidiaries will encompass the area of the offices of SPF or its subsidiaries. During the period of his employment there under and for a period of one year thereafter (but in no event for less that two years from the date of this Agreement in the event of earlier termination of Employee's employment there under for whatever cause), Employee agrees that he will not directly or indirectly: (i) within 25 miles of any office of SPF or its subsidiaries, compete with SPF or any of its subsidiaries; or (ii) have any beneficial ownership interest or creditor position convertible to an ownership interest in any corporation (other than 5% or less of the capital stock of a corporation, the stock of which is listed or admitted to trading on a national securities exchange or established over-the-counter market) partnership, firm, association or business which is a customer, competitor or supplier of SPF or any of its subsidiaries.

(b) **For purposes of Section 5(a):**

(i) "Compete" means directly or indirectly owning, managing, operating or controlling a Competitor, or directly or indirectly serving as an employee, officer or director of or a consultant to a Competitor, or soliciting or inducing any employee or agent of SPF to terminate employment with SPF and become employed by a Competitor.

(ii) "Competitor means any person, firm, partnership corporation, trust or other entity that owns, controls or is a bank, savings and loan association, credit union or similar financial institution that is physically located and conducts substantial lending and deposit taking activities within a 25 mile radius of any office of SPF or any of its subsidiaries.

(c) **Successors** . In the event that a successor to SPF or the Bank succeeds to or assumes SPF's rights and obligations under this Agreement, Section 5(a) will apply only to the offices of SPF or its subsidiaries as the existed immediately before the succession or assumption occurred and will not apply to any of the successor's other offices.

(d) **Injunctive Relief.** Employee agrees that a violation of this Section 5 would result in direct, immediate and irreparable harm to SPF, and in such event, agrees that SPF, in addition to its other rights and remedies, should be entitled to injunctive relief enforcing the terms and provisions of this Section 5.

6. Indemnity: Other Protections.

(a) **Indemnification.** SPF will indemnify Employee (and, upon his death, his heirs, executors and administrators) to the fullest extent permitted by law against all expenses, including reasonable attorneys' fees, court and investigative costs, judgments, fines and amounts paid in settlement (collectively, "Expenses") reasonably incurred by him in connection with or arising out of any pending, threatened or completed action, suit or proceeding in which he may become involved by reason of his having been an office or director o SPF of the Bank. The indemnification rights provided for herein are not exclusive and will supplement any rights to indemnification that Employee may have under any applicable bylaw or charter provision of SPF or the Bank or any resolution of SPF or the Bank, or any resolution of SPF or the Bank, or any applicable statute.

(b) **Advancement of Expenses.** In the event that Employee becomes a party or is threatened to be made a party, to any pending, threatened or completed action, suit or proceeding for which SPF or the Bank is permitted or required to indemnify him under this Agreement, any applicable bylaw or charter provision of SPF or the Bank, any resolution of SPF or the bank, or any applicable statute, SPF will, to the fullest extent permitted by law, advance all Expenses incurred by Employee in connection with the investigation, defense, settlement, or appeal of any threatened, pending or completed action, suits or proceeding, subject to receipt by SPF of a written undertaking from Employee to reimburse SPF for all Expenses actually paid by SPF to or on behalf of Employee in the event it shall be ultimately determined that SPF or the Bank cannot lawfully indemnify Employee for such Expenses, and to assign to SPF all rights of Employee to indemnification under any policy of directors' and officers' liability insurance to the extent of the amount of Expenses actually paid by SPF to or on behalf of Employee.

(c) Litigation. Unless precluded by an actual or potential conflict of interest, SPF will have the right to recommend counsel to Employee to represent him in connection with any claim covered by this Section 6. Further, Employees choice of counsel, his decision to contest or settle any such claim, and the terms and amount of the settlement of any such claim will be subject to SPF's prior written approval.

7. General Provisions.

(a) Successors; Assignments. This Agreement will be binding upon and inure to the benefit of Employee, SPF and their respective personal representatives, successors and assigns. For the purpose of this Agreement, any successor or assign of SPF shall be deemed to be "SPF", and any successor or assign of the Bank shall be deemed to be the "Bank". SPF will require any successor or assign of SPF or any direct or indirect purchased or acquired of all or substantially all of the business, assets or liabilities of SPF or the Bank, whether by transfer, purchase or merger, consolidation, stock acquisition or otherwise, to assume and agree in writing to perform this Agreement and SPF's obligations there under in the same manner and to the same extent as SPF would have been required to perform them if no such transaction had occurred.

(b) Entire Agreement ;Survival. This Agreement constitutes the entire agreement between Employee and SPF concerning the subject matter hereof, and supersedes all prior negations, undertakings, agreements and arrangements with respect thereto, whether written or oral. The provisions of this Agreement will be regarded as divisible and separate; if any provision is ever declared invalid or unenforceable, the validity and enforceability of the remaining provisions will not be affected. This Agreement may not be amended or modified except by a writing signed by Employee and SPF, and except for the employment obligations set forth in Section 1, all rights and obligations of Employee and SPF there under shall survive the termination of this Agreement.

(c) Governing Law and Enforcement. This Agreement will be constructed and the legal relations of the parties hereto shall be determined in accordance with the laws of the State of Illinois without reference to the law regarding conflict of law.

(d) Arbitration. Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration conducted at a location selected by Employee within 25 miles from the main office, in accordance with the rules of the American Arbitration Association.

(e) **Legal Fees.** All reasonable legal fees paid or incurred in connection with any dispute or question or interpretation relating to this Agreement shall be paid to the party who is successful on the merits by the other party.

(f) **Waiver.** No waiver by either party at any time of any breach by the other party of, or compliance with, any condition or provision of this Agreement to be performed by the other party, shall be deemed a waiver of any similar or dissimilar provisions or conditions at the same timer or any prior or subsequent time.

(g) **Notices.** Notices pursuant to this Agreement shall be in writing and shall be deemed given when received; and, if mailed, shall be mailed by united States registered or certified mail, return receipt requested, postage prepaid; and if to SPF, addressed to the principal headquarters of SPF, attention: Thomas J. Throgmorton, with a copy sent to each member of the Board at his/her business address; or, if to Employee, to the address set forth below Employee's signature on this Agreement, or to such other address as the party to be notified shall have given to the other.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

SOUTH POINTE FINANCIAL CORPORATION

BY: ______________________________ ______________________________

OLIE L. MUSGRAVE
PRESIDENT

____

____

EXHIBIT 6.03

SOUTH POINTE FINANCIAL CORPORATION
1994 STOCK INCENTIVE PLAN

1. Purpose of the Plan

The **SOUTH POINTE FINANCIAL CORPORATION 1994 STOCK INCENTIVE PLAN** (hereinafter referred to as the "Plan") is intended to provide a means whereby key policy-making employees of **SOUTH POINTE FINANCIAL CORPORATION** (hereinafter referred to as the "Company") and its related corporations may sustain a sense of proprietorship and personal involvement in the continued development and financial success of the Company, and to encourage them to remain with and devote their best efforts to the business of the Company, thereby advancing the interests of the Company and its shareholders. Accordingly, the Company may permit certain employees to acquire common stock of the Company (hereinafter referred to as "Shares") or otherwise participate in the financial success of the Company, on the terms and conditions established herein. For purposes of the Plan, a corporation shall be deemed a related corporation to the Company if such corporation would be a parent or subsidiary corporation with respect to the Company as defined in Section 424(e) or (f), respectively, of the Internal Revenue Code of 1986, as amended (hereinafter referred to as the "Code").

2. Administration of the Plan

The Plan shall be administered by the South Pointe Financial Corporation 1994 Stock Incentive Plan Administrative Committee (hereinafter referred to as the "Committee") which shall be comprised of at least three (3) non-employee directors appointed by the Board of Directors of the Company (hereinafter referred to as the "Board"). The Committee shall have sole authority to select the employees from among those eligible to whom Shares shall be sold under the Plan, to establish the number of such Shares that may be sold to each such employee and the time when certificates for such Shares shall be issued, and to prescribe the legend to be affixed to the certificate representing such Shares. The Committee shall also have the sole authority to select the employees from among those eligible to whom Shares or rights to participate in the appreciation of Shares shall be granted. The Committee is authorized, subject to Board approval, to interpret the Plan and may from time to time adopt such rules, regulations, forms and agreements, not inconsistent with the provisions of the Plan, as it may deem advisable to carry out the Plan. All decisions made by the Committee in administering the Plan shall be subject to Board review.

3. Shares Subject to the Plan

The aggregate number of Shares that may be acquired by employees under the Plan shall be 32,625 Shares. Any Shares that remain unissued at the termination of the Plan shall cease to be subject to the Plan, but until termination of the Plan, the Company shall at all times make available sufficient Shares to meet the requirements of the Plan. The aggregate number of Shares which may be sold under the Plan shall be adjusted to reflect a change in capitalization of the Company, such as a stock dividend or stock split.

4. **Stock Options**

a. Type of Options. The Company may issue options that constitute Incentive Stock Options ("Incentive Options") under Section 422 of the Code and options that do not constitute Incentive Options ('Nonqualified Options') to employees under the Plan. The grant of each option shall be confirmed by a stock option agreement that shall be executed by the Company and the optionee as soon as practicable after such grant. The stock option agreement shall expressly state or incorporate by reference the provisions of the Plan and state whether the option is an Incentive Option or Nonqualified Option.

b. Terms of Options. Except as provided in Subparagraphs (c) and (d) below, each option granted under the Plan shall be subject to the terms and conditions set forth by the Committee in the stock option agreement including, but not limited to, option price, option term and transferability.

c. Additional Terms Applicable to All Options. Each option shall be subject to the following terms and conditions;

(i) Written Notice. An option may be exercised only by giving written notice to the Company specifying the number of Shares to be purchased.

(ii) Method of Exercise. The aggregate option price may, subject to the terms and conditions set forth by the Committee in the stock option agreement, be paid in any one or a combination of cash, personal check, personal note, Shares owned or Plan awards which the optionee has an immediate right to exercise.

(iii) Death of Optionee. If an optionee terminates employment due to death, disability or retirement, prior to exercise in full of any options, the optionee or his successor shall have the right to exercise the options within a period of twelve months after the date of such termination to the extent that the right was exercisable at the date of such termination, or subject to such other terms as may be determined by the Committee.

(iv) Transferability. No option may be transferred by an optionee.

d. Additional Terms Applicable to Incentive Options. Each Incentive Option shall be subject to the following terms and conditions:

(i) Option Price. The option price per Share shall be 100% of the fair market value of such Share on the date the option is granted. Notwithstanding the preceding sentence, the option price per Share granted to an individual who, at the time such option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or related corporation (hereinafter referred to as a "10% Shareholder") shall not be less than 110% of the fair market value of such Share on the date the option is granted.

(ii) Term of Option. No option may be exercised more than 10 years after the date of grant and no option granted to a 10% Shareholder may be exercised more than 5 years after the date of grant. Notwithstanding the preceding sentence, no option may be exercised more than 3 months after the optionee terminates employment with the Company or related corporation; except that, if the optionee terminates employment due to his disability (within the meaning of Section 22(e)(3) of the Code), the Committee may extend such 3 month period for up to an additional 9 months.

(iii) Annual Exercise Limit. The aggregate value of Shares which may be acquired during any calendar year by reason of the exercise of an option shall not exceed $100,000 multiplied by the number of calendar years (including the then current calendar year) that the optionee has been entitled to exercise options. For purposes of the preceding sentence, the fair market value of each Share shall be determined on the date the option with respect to such Share is granted.

5. Restricted Stock Awards

a. Grants. Restricted Stock Awards ("RSAs") under the Plan shall be in the form of Shares, restricted as to transfer and subject to forfeiture, and shall be evidenced by restricted stock agreements in such form and consistent with this Plan as the Committee shall approve from time to time.

b. Restriction Period. RSAs awarded under the Plan shall be subject to such terms, conditions, and restrictions, including without limitation: prohibitions against transfer, substantial risks of forfeiture, attainment of performance objectives and repurchase by the Company or right of first refusal, and for such period or periods as shall be determined by the Committee at the time of grant. The Committee shall have the power to permit, in its discretion, an acceleration of the expiration of the applicable restriction period with respect to any part or all of the RSAs awarded to a grantee.

c. Restrictions Upon Transfer. RSAs awarded, and the right to vote underlying Shares and to receive dividends thereon, may not be sold, assigned, transferred, exchanged, pledged, hypothecated, or otherwise encumbered, except as herein provided, during the restriction period applicable to such Shares. Subject to the foregoing, and except as otherwise provided in the Plan, the grantee shall have all the other rights of a shareholder including, but not limited to, the right to receive dividends and the right to vote such Shares.

d. Certificates. Each certificate issued in respect of RSAs awarded to a grantee shall be deposited with the Company, or its designee, and shall bear the following legend:

"This certificate and the shares represented hereby are subject to the terms and conditions (including forfeiture and restrictions against transfer) contained in the South Pointe Financial Corporation 1994 Stock Incentive Plan and an Agreement entered into by the registered owner. Release from such terms and conditions shall be obtained only in accordance with the provisions of the Plan and Agreement, a copy of each of which is on file in the office of the Secretary of said Company."

e. Lapse of Restrictions. The Agreement shall specify the terms and conditions upon which any restrictions upon Shares awarded under the Plan shall lapse, as determined by the Committee. Upon the lapse of such restrictions, Shares, free of the foregoing restrictive legend, shall be issued to the grantee or his legal representative.

f. Termination Prior to Lapse of Restrictions. In the event of a grantee's termination of employment prior to the lapse of restrictions applicable to any RSAs awarded to such grantee, all Shares as to which there still remain restrictions shall be forfeited by such grantee without payment of any consideration to the grantee, and neither the grantee nor any successors, heirs, assigns, or personal representatives of such grantee shall thereafter have any further rights or interest in such Shares or certificates.

6. Stock Appreciation Rights

a. Grants. Stock Appreciation Rights ("SARs") are rights entitling the grantee to receive cash or Shares having a fair market value equal to the appreciation in market value of a stated number of Shares from the date of grant, or in the case of rights granted in tandem with or by reference to an option granted prior to the grant of such rights, from the date of grant of the related option to the date of exercise, which may be granted to such eligible employees as may be selected by the Committee.

b. Terms of Grant. SARs may be granted in tandem with or with reference to a related option, in which event the grantee may elect to exercise either the option or the SAR, but not both, as to the same Share subject to the option and the SAR, or the SAR may be granted independently of a related option. In the event of a grant with a related option, the SAR shall be subject to the terms and conditions of the related option. In the event of an independent grant, the SAR shall be subject to the terms and conditions determined by the Committee. SARs shall not be transferable, except that SARs may be exercised by the executor, administrator or personal representative of the deceased grantee within twelve months of the death of the grantee.

c. Payment of Exercise. Upon exercise of an SAR, the grantee shall be paid the excess of the then fair market value of the number of Shares to which the SAR relates over the fair market value of such number of Shares at the date of grant of the SAR or of the related option, as the case may be. Such excess shall be paid in cash or in Shares having a fair market value equal to such excess or in such combination thereof as the Committee shall determine.

7. Right of First Refusal

If any Shares issued under the Plan are not readily tradable on an established market on the date an owner intends to sell such Shares, such owner shall first offer such Shares to the Company for purchase and the Company shall have 30 days to exercise its right to purchase such Shares. The owner shall give written notice to the Company stating that he has a bona fide offer for the purchase of such Shares, stating the number of Shares to be sold, the name and address of the person(s), offering to purchase the Shares and the purchase price and terms of payment of such sale. The owner shall be entitled to receive the same purchase price offered by such person(s) offering to purchase such Shares. Payment may be in a lump sum or, if the lump sum exceeds $100,000, in substantially equal annual or more frequent installments over a period not exceeding 5 years in the discretion of the Committee. If a method of deferred payments is selected, the unpaid balance shall earn interest at a rate that is substantially equal to the rate at which the Company could borrow the amount due and shall be secured by a pledge of the Shares purchased or such other adequate security as agreed to by the Company and the owner. For purposes of this Paragraph, Shares shall be considered not readily tradable on an established market if such Shares are not publicly tradable or because such Shares are subject to a trading limitation under any Federal or state securities law or regulation that would make such Shares less freely tradable than stock not so restricted. For purposes of this Paragraph, an owner shall include any person who acquires Shares from any other person and for any reason; including, but not limited to, by gift, death or sale.

8. Amendment or Termination of the Plan

The Board may in its discretion terminate the Plan at any time with respect to any Shares that are not subject to issued but unexercised options, and may alter or amend the Plan or any part thereof from time to time.

9. Term of Plan

The Plan shall be effective upon the date of its adoption by the Board; provided that, Incentive Options may be granted only if the Plan is approved by the shareholders within 12 months before or after the date of adoption. Unless sooner terminated under the provisions of Paragraph 8, Shares, SARs and RSAs shall not be awarded under the Plan after the expiration of 10 years from the effective date of the Plan.

10. Rights as Shareholder

Upon delivery of any Share to an employee, such employee shall have all of the rights of a shareholder of the Company with respect to such Share, including the right to vote such Share and to receive all dividends or other distributions paid with respect to such Share.

11. Merger or Consolidation

In the event the Company is merged or consolidated with another corporation and the Company is not the surviving corporation, or a change of control occurs, all outstanding options, SARs and RSAs shall become immediately and fully exercisable and unrestricted, and the surviving corporation shall exchange options and SARS issued under this Plan for options and SARs (with the same aggregate option price) to acquire and participate in that number of shares in the surviving corporation that have a fair market value equal to the fair market value (determined on the date of such merger or consolidation) of Shares that the grantee is entitled to acquire and participate in under this Plan on the date of such merger, consolidation or change of control.

12. Employment Relationship

An employee shall be considered to be in the employment of the Company or related corporation as long as he or she remains an employee of the Company or related corporation. Nothing herein shall confer on any employee the right to continued employment with the Company or related corporation or affect the right of the Company or related corporation to terminate such employment.

13. Withholding of Tax

To the extent the award, issuance or exercise of Shares or SARs results in the receipt of compensation by an employee, the Company is authorized to withhold from any other cash compensation then or thereafter payable to such employee any tax required to be withheld by reason of the receipt of the compensation. Alternatively, the employee may tender a personal check in the amount of tax required to be withheld.

EXHIBIT 9.01

ESCROW AGREEMENT

THIS ESCROW AGREEMENT (this "Agreement") is made and entered into as of ____________________________, 2005 by and between **SOUTH POINTE FINANCIAL CORPORATION**, a Delaware corporation ("SP"), and **THE BANK OF CARBONDALE,** an Illinois state bank ("Escrow Agent").

RECITALS

A. SP intends to organize South Pointe Bank of Kentucky as a Kentucky state bank (the "Bank").

B. In order to obtain the funds to capitalize the Bank SP is offering for subscription 181,181 shares of its common stock at a price of $22.00 per share and 45,454 shares of its series B preferred stock at a purchase price of $22.00 per share for an aggregate offering of $4,999,984 (the "Offering").

C. Those individuals or entities that desire to purchase shares of SP common stock or series B preferred stock in the Offering are required to send an executed Subscription Letter together with cash payment to SP.

D. SP desires that payments for accepted subscriptions ("Accepted Payments") be held in escrow by Escrow Agent pursuant to the terms and conditions hereof until the conditions to closing the Offering are satisfied or the Offering is terminated.

AGREEMENT

In consideration of the agreements hereinafter set forth and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. **Escrowed Amounts.** Escrow Agent hereby agrees to receive, deposit, hold, invest and release such amounts as may be delivered to it by SP as Accepted Payments (such amounts, including any earnings thereon, the "Escrowed Amounts") upon the terms and conditions set forth herein.

2. **Identity.** SP shall provide to Escrow Agent the name, address and number of shares of SP common stock and series B preferred stock subscribed for by each Subscriber concurrently with the deposit of such Subscriber's Accepted Payment.

3. **Investment of Escrowed Amounts.** The Escrowed Amounts may be invested by Escrow Agent exclusively in United States government securities and repurchase agreements collateralized by United States government securities in accordance with written instructions provided by SP to Escrow Agent from time to time or in federally-insured interest bearing deposit accounts at one or more financial institutions, including accounts with the Escrow Agent, at competitive rates of interest for similar accounts, or in a mutual fund money market account investing exclusively in United States government securities and repurchase agreements collateralized by United States government securities.

4. **Disbursement of Funds if Offering Terminated.** In the event that SP advises Escrow Agent that the Offering is terminated, Escrow Agent shall promptly pay to each Subscriber each such Subscriber's respective Accepted Payment and shall pay to SP any interest earned thereon.

5. **Disbursement of Funds if Offering Completed.** In the event that SP advises Escrow Agent that (1) all regulatory approvals required for the Bank to obtain a charter and accept deposits have been obtained, (2) subscriptions for at least $4.7 million have been accepted and (3) SP desires to close the Offering, Escrow Agent shall promptly pay the Accepted Payments as directed by SP.

6. **Fees.** As consideration for services performed hereunder, SP will pay Escrow Agent $____________.

7. **Notices.** All communication to Escrow Agent shall be in writing, addressed as follows: ____. All communication to SP shall be in writing, addressed as follows: South Pointe Financial Corporation, 925 West Main, Carbondale, Illinois 62901, Attn: Olie L. Musgrave.

8. **Resignation.** Escrow Agent may resign from its duties hereunder by giving thirty (30) days notice in writing to SP of such resignation and specifying a date when such resignation shall be effective. Escrow Agent may be discharged from its duties hereunder by receiving written notification of such termination issued by SP, and such notice shall contain a date when such termination shall become effective.

9. **Termination.** This Agreement shall terminate on the completion of the directions contained herein.

10. **Successors; Governing Law.** This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and shall be construed and governed in accordance with the laws of the State of Illinois.

[remainder of page intentionally left blank; signatures appear on next page]

IN WITNESS WHEREOF, this Agreement has been duly executed on the day and year first above stated.

SOUTH POINTE FINANCIAL CORPORATION

By:____

____

THE BANK OF CARBONDALE

By:____

____

EXHIBIT 10.01

Wayne L. Krehbiel, CPA
James M. Randall, CPA
Mark E. Connaway, CPA 1957-2001
Wm. Brent Palmer, CPA
James G. Leuty, CPA
Gary S. Malawy, CPA



KREHBIEL & ASSOCIATES, LLC

Certified Public Accountants

E-MAIL AT cpa@krehbielcpa.com

125 North Eleventh Street
P.O. Box 846
Mt. Vernon, Illinois 62864
618-244-2666 Fax 244-2372

2710 North Street
Mt. Vernon, Illinois 62864
618 242-3406 Fax 242-3407

181 East St. Louis
Nashville, Illinois 62263
618-327-8042 Fax 327-8052

310 East DeYoung Street
Marion, Illinois 62959
618-993-2148 Fax 997-4482

907 Fourth Street, P.O. Box 38
Eldorado, Illinois 62930
618-273-3214 Fax 273-3077

215 Southeast Third Street
P.O. Box 308
Fairfield, Illinois 62837
618-842-4840 Fax 244-2372

February 3, 2005

Board of Directors
South Pointe Financial Corporation
925 West Main Street
Carbondale, Illinois 62901

RE: Offering Statement on Form 1-A

Gentlemen

We hereby consent to the inclusion in the Offering Statement on Form 1-A of South Pointe Financial Corporation (the "Company"), of our reports, relating to the consolidated balance sheets of the Company as of December 31, 2002 and 2003, respectively, and the related statements of income, changes in common stockholders' equity and cash flows for each of the years ended December 31, 2002 and December 31, 2003, respectively.

KREHBIEL & ASSOCIATES, LLC

EXHIBIT 11.01

[Form of Opinion]

[Date]

The Board of Directors
South Pointe Financial Corporation
925 West Main
Carbondale, Illinois 62901

Re: Offering Statement on Form 1-A

Gentlemen:

In connection with the filing of the Offering Statement on Form 1-A (the "Offering Statement") with the Securities and Exchange Commission with respect to 181,818 shares of common stock, par value $1.00 per share, and 45,454 shares of series B preferred stock, par value $1.00 per share (collectively, the "Securities"), of South Pointe Financial Corporation, a Delaware corporation (the "Company"), you have requested that we furnish you with our opinion as to the legality of the issuance of the Securities.

As counsel to the Company, we have participated in the preparation of the Offering Statement. We have examined and are familiar with the Company's Certificate of Incorporation, as amended, and Bylaws, records of corporate proceedings, the Offering Statement and such other documents and records as we have deemed necessary for purposes of this opinion.

Based on the foregoing, we are of the opinion that the Securities will, when issued as contemplated in the Offering Circular set forth in the Offering Statement, be legally issued, fully paid and non-assessable.

We consent to the use of this opinion as an exhibit to the Offering Statement.

Sincerely,

EXHIBIT 15.01

POWER OF ATTORNEY

REGULATION A OFFERING

of

SOUTH POINTE FINANCIAL CORPORATION

KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints OLIE L. MUSGRAVE, as his true and lawful attorney-in-fact and agent for him and in his name, place or stead, in any and all capacities, to sign and file, or cause to be signed and filed, with the Securities and Exchange Commission (the "Commission"), any Regulation A Offering statement or statements on Form 1-A or other appropriate form under the Securities Act of 1933, as amended, relating to the issuance of common stock and series B preferred stock of South Pointe Financial Corporation, before or after qualification of such statements, and any and all other documents required to be filed with the Commission in connection therewith, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully and to all intents and purposes as the undersigned might or could do in person, and ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

Dated: 1/19, 2005



James H. Byassee

POWER OF ATTORNEY

REGULATION A OFFERING

of

SOUTH POINTE FINANCIAL CORPORATION

KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints OLIE L. MUSGRAVE, as his true and lawful attorney-in-fact and agent for him and in his name, place or stead, in any and all capacities, to sign and file, or cause to be signed and filed, with the Securities and Exchange Commission (the "Commission"), any Regulation A Offering statement or statements on Form 1-A or other appropriate form under the Securities Act of 1933, as amended, relating to the issuance of common stock and series B preferred stock of South Pointe Financial Corporation, before or after qualification of such statements, and any and all other documents required to be filed with the Commission in connection therewith, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully and to all intents and purposes as the undersigned might or could do in person, and ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

Dated: 1-28, 2005



Jeff Diederich

POWER OF ATTORNEY

REGULATION A OFFERING

of

SOUTH POINTE FINANCIAL CORPORATION

KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints OLIE L. MUSGRAVE, as his true and lawful attorney-in-fact and agent for him and in his name, place or stead, in any and all capacities, to sign and file, or cause to be signed and filed, with the Securities and Exchange Commission (the "Commission"), any Regulation A Offering statement or statements on Form 1-A or other appropriate form under the Securities Act of 1933, as amended, relating to the issuance of common stock and series B preferred stock of South Pointe Financial Corporation, before or after qualification of such statements, and any and all other documents required to be filed with the Commission in connection therewith, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully and to all intents and purposes as the undersigned might or could do in person, and ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

Dated: Feb. 19, 2005



Donald H. McNail

POWER OF ATTORNEY

REGULATION A OFFERING

of

SOUTH POINTE FINANCIAL CORPORATION

KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints OLIE L. MUSGRAVE, as his true and lawful attorney-in-fact and agent for him and in his name, place or stead, in any and all capacities, to sign and file, or cause to be signed and filed, with the Securities and Exchange Commission (the "Commission"), any Regulation A Offering statement or statements on Form 1-A or other appropriate form under the Securities Act of 1933, as amended, relating to the issuance of common stock and series B preferred stock of South Pointe Financial Corporation, before or after qualification of such statements, and any and all other documents required to be filed with the Commission in connection therewith, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully and to all intents and purposes as the undersigned might or could do in person, and ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

Dated: 1 - 19 -, 2005



Virgil H. Motsinger

POWER OF ATTORNEY

REGULATION A OFFERING

of

SOUTH POINTE FINANCIAL CORPORATION

KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints OLIE L. MUSGRAVE, as his true and lawful attorney-in-fact and agent for him and in his name, place or stead, in any and all capacities, to sign and file, or cause to be signed and filed, with the Securities and Exchange Commission (the "Commission"), any Regulation A Offering statement or statements on Form 1-A or other appropriate form under the Securities Act of 1933, as amended, relating to the issuance of common stock and series B preferred stock of South Pointe Financial Corporation, before or after qualification of such statements, and any and all other documents required to be filed with the Commission in connection therewith, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully and to all intents and purposes as the undersigned might or could do in person, and ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

Dated: 01/19, 2005



Donald O'Neal

POWER OF ATTORNEY

REGULATION A OFFERING

of

SOUTH POINTE FINANCIAL CORPORATION

KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints OLIE L. MUSGRAVE, as his true and lawful attorney-in-fact and agent for him and in his name, place or stead, in any and all capacities, to sign and file, or cause to be signed and filed, with the Securities and Exchange Commission (the "Commission"), any Regulation A Offering statement or statements on Form 1-A or other appropriate form under the Securities Act of 1933, as amended, relating to the issuance of common stock and series B preferred stock of South Pointe Financial Corporation, before or after qualification of such statements, and any and all other documents required to be filed with the Commission in connection therewith, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully and to all intents and purposes as the undersigned might or could do in person, and ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

Dated: 01/19/05, 2005



Robert J. Parks

POWER OF ATTORNEY

REGULATION A OFFERING

of

SOUTH POINTE FINANCIAL CORPORATION

KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints OLIE L. MUSGRAVE, as his true and lawful attorney-in-fact and agent for him and in his name, place or stead, in any and all capacities, to sign and file, or cause to be signed and filed, with the Securities and Exchange Commission (the "Commission"), any Regulation A Offering statement or statements on Form 1-A or other appropriate form under the Securities Act of 1933, as amended, relating to the issuance of common stock and series B preferred stock of South Pointe Financial Corporation, before or after qualification of such statements, and any and all other documents required to be filed with the Commission in connection therewith, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully and to all intents and purposes as the undersigned might or could do in person, and ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

Dated: 01/19/05, 2005



James E. Redden

1171173.1

POWER OF ATTORNEY

REGULATION A OFFERING

of

SOUTH POINTE FINANCIAL CORPORATION

KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints OLIE L. MUSGRAVE, as his true and lawful attorney-in-fact and agent for him and in his name, place or stead, in any and all capacities, to sign and file, or cause to be signed and filed, with the Securities and Exchange Commission (the "Commission"), any Regulation A Offering statement or statements on Form 1-A or other appropriate form under the Securities Act of 1933, as amended, relating to the issuance of common stock and series B preferred stock of South Pointe Financial Corporation, before or after qualification of such statements, and any and all other documents required to be filed with the Commission in connection therewith, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully and to all intents and purposes as the undersigned might or could do in person, and ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

Dated: 1 - 31, 2005



Thomas J. Throgmorton

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Carbondale, state of Illinois, on February 8 2005.

SOUTH POINTE FINANCIAL CORPORATION

By: ______________________
Olie L. Musgrave, President, Chief Executive Officer and Chief Financial Officer

This Offering Circular has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Olie L. Musgrave	Director, President, Chief Executive Officer and Chief Financial Officer	February 8, 2005
* James H. Byassee	Director	February 8, 2005
* Jeff Diederich	Director	February 8, 2005
* Donald H. McNail	Director	February 8, 2005
* Virgil H. Motsinger	Director	February 8, 2005
* Donald O'Neal	Director	February 8, 2005
* Robert J. Parks	Director	February 8, 2005

*	Director	February 8, 2005
James E. Redden		
*	Chairman of the Board	February 8, 2005
Thomas J. Throgmorton		

By Olie L. Musgrave

Olie L. Musgrave
Attorney-In-Fact